   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1999


                                                      REGISTRATION NO. 333-82791
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 5


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                              GOLDEN TELECOM, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                    4812                                   51-0391303
    (State or Other Jurisdiction of                 (Primary Industrial                         (I.R.S. Employer
     Incorporation or Organization)             Classification Code Number)                   Identification No.)

                              GOLDEN TELECOM, INC.
                          12, KRASNOKAZARMENNAYA STR.
                             MOSCOW, RUSSIA 111250
                              (011-7-501) 797-9300
   (Address and telephone number of Registrant's principal executive offices)

                                GRIER C. RACLIN
                         GLOBAL TELESYSTEMS GROUP, INC.
                             4121 WILSON BOULEVARD
                          STAFFORD PLACE II, 8TH FLOOR
                              ARLINGTON, VA 22203
                                 (703) 236-3100
           (Name, address and telephone number of agent for service)
                                   Copies to:

     DAVID J. BEVERIDGE, ESQ.              JEFFREY A. RIDDELL                JAMES J. CLARK, ESQ.
       SHEARMAN & STERLING             GOLDEN TELESERVICES, INC.           CAHILL GORDON & REINDEL
         199 BISHOPSGATE                 4121 WILSON BOULEVARD                  80 PINE STREET
    LONDON, EC2M 3TY, ENGLAND         STAFFORD PLACE II, 8TH FLOOR         NEW YORK, NEW YORK 10005
       011-44-171-920-9000                ARLINGTON, VA 22203                   (212) 701-3000
                                             (703) 236-3100

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this registration statement.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED            PROPOSED
                                                                     MAXIMUM             MAXIMUM
           TITLE OF EACH CLASS                AMOUNT TO BE       OFFERING PRICE         AGGREGATE           AMOUNT OF
      OF SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SECURITY      OFFERING PRICE(2)  REGISTRATION FEE(3)
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value
  $0.01 Per Share.........................     12,031,992            $12.00           $144,383,904           $40,139
- ---------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------


(1) Includes (i) shares of common stock to cover the underwriters' over-allotment option and (ii) shares of common stock which are to be offered outside the United States but that may be resold from time to time in the United States during the distribution. The shares of common stock registered hereby are not being registered for the purpose of sales outside of the United States.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

(3) Previously paid.
                             ---------------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





[Golden Telecom Logo]                              SUBJECT TO COMPLETION, DATED SEPTEMBER 30,
                                                                                         1999


- --------------------------------------------------------------------------------

4,650,000 SHARES
COMMON STOCK
- --------------------------------------------------------------------------------

This is Golden Telecom, Inc.'s initial public offering. We are offering 4,650,000 shares of common stock.

We expect the public offering price to be $12.00 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "GLDN".

INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                                                                                        PROCEEDS, BEFORE
                                        PRICE TO                UNDERWRITING              EXPENSES, TO
                                         PUBLIC                   DISCOUNT               GOLDEN TELECOM
Per Share                        $                         $                         $
Total                            $                         $                         $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters may also purchase from us up to an additional 697,500 shares of common stock within 30 days of the date of this prospectus to cover over-allotments.

DEUTSCHE BANK


                                                        BEAR, STEARNS & CO. INC.



THE DATE OF THIS PROSPECTUS IS                , 1999

                               PROSPECTUS SUMMARY

     The following is a summary of this prospectus. Please do not rely on any part of this summary without referring to the more detailed information contained in the other sections of this prospectus.

                                  OUR COMPANY

     We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. We offer our services through three business groups:

     - Competitive Local Exchange Carrier Services using local exchange networks to provide local, domestic long distance and international telecommunications services to customers in Moscow, Kiev and St. Petersburg;

     - Data and Long Distance Services using a fiber optic and satellite-based network in Russia and other countries of the Commonwealth of Independent States; and

     - Mobile Services using cellular networks in Kiev, Vladivostok and thirteen other population centers throughout Russia.

     Competitive Local Exchange Carrier Services. In Moscow, Kiev and St. Petersburg, we own, lease and operate local access networks comprising over 1,000 kilometers of fiber optic rings. We provide a range of services including local exchange and access services, international and domestic long distance services, data communications, Internet access and the design and installation of corporate networks that are integrated with our long distance network facilities and the incumbent networks in these cities. We provide local exchange services primarily through our operating companies, Sovintel, TCM and Golden Telecom BTS. TCM was formerly called TeleCommunications of Moscow.

     Data and Long Distance Services. In major population centers throughout Russia and other countries of the Commonwealth of Independent States, we offer traditional and high-speed data services, as well as Internet access, through our operating companies Sovam Teleport and Sovam Teleport Ukraine. In Russia, we also offer international and domestic long distance voice services primarily through the TeleRoss operating company and the TeleRoss ventures.

     Mobile Services. We offer mobile telephony services in Kiev, Vladivostok and thirteen other urban areas of Russia. Our mobile services are provided through our operating companies Golden Telecom GSM in Kiev and the Vostok Mobile ventures in Russia, including PrimTelefone in Vladivostok. In accordance with our current strategy, we intend to cease to provide further financial support to certain of the ventures in less-developed urban areas. We will therefore abandon these ventures, which are not material to our financial condition or results of operations, and take a charge to earnings of $16-20 million in the third quarter of 1999. We will also assume approximately $10-13 million in debt obligations of these ventures. We intend to continue to support the ventures in the more developed urban areas.

     The following table summarizes the three business groups through which we currently conduct our operations:

BUSINESS GROUP                                              REGION OF OPERATIONS
- --------------                                              --------------------
CLEC SERVICES:
  Sovintel...........................................    Moscow and St. Petersburg
  TCM................................................    Moscow
  Golden Telecom BTS.................................    Kiev
DATA AND LONG DISTANCE SERVICES:
  Sovam Teleport.....................................    Russia and the Commonwealth
                                                         of Independent States
  Sovam Teleport Ukraine.............................    Ukraine
  TeleRoss operating company.........................    Russia
  TeleRoss ventures..................................    14 cities in Russia
MOBILE SERVICES:
  Golden Telecom GSM.................................    Kiev
  Vostok Mobile ventures.............................    14 cities in Russia

                                  OUR STRATEGY

     Our objective is to be the leading alternative telecommunications service provider to the business markets in Moscow, Kiev, St. Petersburg and select population centers throughout Russia and other countries of the Commonwealth of Independent States. To achieve this objective, we intend to:

     - Pursue consolidation opportunities through acquisitions that allow us to improve and expand our service offerings and maintain operational control;

     - Increase market share by offering bundled data and voice services over an integrated network for corporate customers that increasingly demand integrated telecommunications solutions;

     - Extend our leading position in data services by increasing the number of network access points in our network to facilitate the growing demand for our data communications;

     - Reduce operating costs and satisfy capacity needs through network planning and build out; and

     - Focus operating activities and capital investments in Moscow, Kiev and St. Petersburg, where demand for our services is most heavily concentrated, and in cities where we see potential to grow businesses which complement our current operations.

                                  OUR ADDRESS

     Our principal executive offices are located at 12, Krasnokazarmennaya Str., Moscow, Russia 111250. Our telephone number is (011-7-501) 797-9300.

                                  THE OFFERING

Shares offered by us.......  4,650,000 shares. In addition, if the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments, the total number of shares offered would increase by up to 697,500 shares.

Price to public............  $     per share.

Shares outstanding
immediately after the
  offering.................       shares. This number of shares does not include
                             shares of common stock that will be issuable upon the exercise of employee stock options, none of which will be immediately exercisable.

Use of proceeds............  We expect the net proceeds of this offering to be
                             $ million, after deducting estimated commissions and offering expenses of approximately $ million.

                             We intend to use the net proceeds from the offering primarily for the following purposes:

                             - potential acquisitions and business development;

                             - network expansion;

                             - working capital; and

                             - general corporate purposes.

Proposed Nasdaq National
  Market symbol............  Our common stock has been approved for listing on the Nasdaq National Market under the symbol "GLDN".

Lock-ups...................  GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. We, our directors and our executive officers have entered into similar agreements for a period of 180 days after the date of this prospectus.

GTS investment.............  GTS intends to purchase $50 million of shares registered under the registration statement of which this prospectus is a part at the initial public offering price, net of underwriting discounts.


Strategic investors........  Investment affiliates or designees of Soros Fund
                             Management LLC, and a major international financial institution have indicated their interest to us for the purchase of up to an aggregate of $25 million of shares registered under the registration statement of which this prospectus is a part at the initial public offering price, net of underwriting discounts. An investment affiliate of ING Barings has also indicated its interest to us for the purchase of up to $5 million of shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. The sale of these shares will not be subject to the underwriting agreement between us and the underwriters. Although no underwriting discounts will apply to the sale of these shares, we will pay
                             a fee of $       to an affiliate of one of the
                             underwriters if these shares are sold.

Directed share program.....  The co-managers will reserve for sale up to 150,000 shares for employees, directors and certain other persons associated with us or our affiliates who have expressed an interest in purchasing shares in this offering. The co-manager will receive a fee which is customary in connection with the sale of these shares.



Share exchange.............  An affiliate of ING Barings intends to contribute to us its interest in one of our subsidiaries in exchange for approximately 420,000 newly issued shares of our common stock sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. ING Barings' subscription through its affiliate as a strategic investor is conditioned upon the consummation of this exchange.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary historical and pro forma consolidated financial data have been derived from our historical financial statements. Historical annual financial data presented in this prospectus have been derived from audited financial statements, whereas quarterly data and pro forma data are unaudited.

     Our pro forma results of operations give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM (formerly TeleCommunications of Moscow). These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these ventures. However, for the purpose of preparing these pro forma results, we have assumed that these transactions were consummated at the beginning of the period indicated.

                                                                                     PRO FORMA
                                                           FOR THE YEAR               FOR THE
                                                        ENDED DECEMBER 31,          YEAR ENDED
                                                  ------------------------------   DECEMBER 31,
                                                    1996       1997       1998         1998
                                                  --------   --------   --------   -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................................  $ 13,140   $ 27,198   $ 86,086     $117,367
Gross margin....................................     3,057      6,778     42,512       65,493
Equity in (earnings) losses of ventures.........    (3,783)   (12,428)    (2,559)         863
Operating loss..................................   (13,599)    (6,406)   (16,965)     (10,879)
Other (expense) income..........................    (1,586)      (830)   (10,455)     (10,364)
Net loss........................................   (15,471)    (7,883)   (33,644)     (32,832)
Net loss per share(1)...........................  $  (1.46)  $  (0.74)  $  (3.17)    $  (3.10)

                                                              AT DECEMBER 31,   AT JUNE 30,
                                                                   1998             1999
                                                              ---------------   ------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $ 14,164         $ 14,495
Property and equipment, net.................................       52,186           56,563
Investments in and advances to ventures.....................       46,519           37,925
Total assets................................................      235,849          222,350
Total debt..................................................       24,459           23,156
Minority interest...........................................        7,993            8,985
Shareholders' equity........................................      168,783          164,992

- ---------------

(1) Per share amounts in this table were calculated based upon an assumption of 10,600,000 shares of common stock outstanding for each period.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED QUARTERLY FINANCIAL DATA

     The following summary historical and pro forma consolidated quarterly financial data since the start of 1998 show our results before and since the August 1998 Russian financial crisis. Our pro forma results of operations give effect to the transactions whereby we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM as if they had occurred at the beginning of the three-month periods indicated, as opposed to their actual dates of February 1998, June 1998 and July 1998, respectively. These transactions allowed us to consolidate these business ventures. However, for the purposes of preparing these pro forma results, we have assumed that these transactions were consummated at the beginning of the period indicated.

                                                 PRO FORMA
                                               FOR THE THREE                             ACTUAL
                                               MONTHS ENDED                    FOR THE THREE MONTHS ENDED
                                           ---------------------   ---------------------------------------------------
                                           MARCH 31,    JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                             1998         1998         1998            1998         1999        1999
                                           ---------    --------   -------------   ------------   ---------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..................................  $27,306     $ 32,680     $ 31,966        $ 25,415      $24,185    $23,170
Cost of Revenues..........................   12,567       14,550       12,709          12,048        9,326      9,376
Gross Margin..............................   14,739       18,130       19,257          13,367       14,859     13,794
Selling, general and administrative.......   11,049       11,624       17,124          11,299        8,638     10,432
Net loss..................................   (1,939)        (395)     (17,121)        (13,377)      (7,776)    (8,194)
Net loss per share(1).....................  $ (0.18)    $  (0.04)    $  (1.62)       $  (1.26)     $ (0.73)   $ (0.77)

- ---------------

(1) Per share amounts in this table were calculated based upon an assumption of 10,600,000 shares of common stock outstanding for each period.

                                  RISK FACTORS

     You should carefully consider the following risks relating to us as well as other information contained in this prospectus before deciding to invest in shares of our common stock. Our business, financial condition or results of operations have been, and could be, materially adversely affected by the following risks. The value of your investment may decrease and could result in a loss.

          RISKS ASSOCIATED WITH DOING BUSINESS IN RUSSIA, UKRAINE AND
           OTHER COUNTRIES OF THE COMMONWEALTH OF INDEPENDENT STATES

     We generate all our revenues from operations in Russia, Ukraine and other countries of the Commonwealth of Independent States. All foreign companies operating in the Commonwealth of Independent States, including our company, face significant political, economic, regulatory, legal and tax risks, as summarized below.

CONTINUING POLITICAL INSTABILITY IN THE COUNTRIES WHERE WE OPERATE COULD DEPRESS FOREIGN AND LOCAL INVESTMENT AND SPENDING, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Since the dissolution of the Soviet Union in December 1991, Russia and Ukraine have been undergoing significant political and economic transformation, the result of which is a generally unstable political climate characterized by frequent changes in governments, political gridlock in the legislative process, widespread corruption among government officials and a significant rise in organized crime and other criminal activity.

     This political and economic instability in Russia, Ukraine and the other countries where we operate could disrupt the direction and the pace of political and economic reforms. Such a disruption could discourage foreign and local investment and spending, in which case demand for our services could decrease and our results of operations could deteriorate. If this were to occur, then the market price of our stock could decrease.

     In addition, a dramatic change in government policies permitting foreign investment or the privatization of the telecommunications industry could also have a material adverse effect on our operations.

ECONOMIC INSTABILITY IN RUSSIA AND UKRAINE COULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES AND OUR ABILITY TO COLLECT ON OUR INVOICES

     Since August 1998, the Russian and Ukrainian economies have remained in a depression that has been exacerbated by political instability. If the political situations in these countries do not stabilize and their economies do not strengthen, we expect that demand for our services will remain depressed. The failure of the Russian and Ukrainian economies has also weakened the financial condition and the results of operations of many of our customers. As a result, some of these customers have been unable to pay our invoices, and our revenues have suffered accordingly.

     The August 1998 Russian financial crisis caused a substantial decline in the demand for our services. For example:

     - Sovintel's revenues in July 1998 were $11.8 million. In September 1998, they decreased to $10.2 million, and in December 1998, they were $7.3 million.

     - Sovintel logged 5.2 million outgoing international minutes in July 1998. In September 1998, outgoing international minutes decreased to 4.4 million, and in December 1998, they were 3.3 million.

     - TCM (formerly TeleCommunications of Moscow) made over 25,000 connections to the Moscow local exchange in the period from January to August 1998. For the remainder of 1998, TCM made only 100 connections.

     - Our Russian-based cellular operations had revenues of $3.9 million in July 1998. In September 1998, these revenues decreased to $1.9 million, and in December 1998, they were $1.6 million.

     Demand for our services may remain depressed if the Russian and Ukrainian political and economic situations do not improve.

THE RUSSIAN BANKING CRISIS COULD ADVERSELY AFFECT OUR ABILITY TO CONVERT RUBLES TO HARD CURRENCY AND MANAGE CASH FLOWS

     The Russian government's default on its obligations to make payments on its internal debt in August 1998 triggered a substantial decline in the value of the ruble and the bankruptcy of a number of prominent Russian banks and businesses. As a result, the value of the ruble against the US dollar fell significantly, and this decline has negatively affected, and may continue to affect, our financial performance. Our consolidated and non-consolidated entities recorded an aggregate $13.1 million pre-tax charge in the third quarter of 1998. This charge related primarily to foreign currency exchange losses for ruble-denominated net monetary assets with the remainder associated with estimates for uncollectible accounts receivable and unrecoverable cash deposits. A further decline in the value of the ruble would negatively affect our results of operations and could require us to record another significant pre-tax charge.

     The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluations by converting to other currencies is significantly limited. Within Russia, our ability to convert rubles into other currencies is subject to rules that increasingly restrict the purposes for which conversion and payment in foreign currencies are allowed. Another default on Russia's sovereign debt could lead to greater protectionism and stricter controls on currency conversion.

     Many banks in Moscow suffer liquidity problems, and some are insolvent or in the process of liquidation. At the same time, banks outside Moscow are generally becoming more autonomous and less dependent on support from Moscow-based banks, the Russian government and the Central Bank. As a result, it has become increasingly more difficult to transfer money between local banks and Moscow banks. This difficulty has imposed additional strains on our local operations.

     We manage intercompany liquidity through a cash-collateralized debt facility offered through a Western bank operating under a Russian banking licence. If we lose access to this or a similar hard currency facility, our ability to manage our liquidity position and foreign exchange risk may suffer.

REORGANIZATIONS OF THE RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS INDUSTRIES MAY INCREASE COMPETITION

  RUSSIA

     The Russian government has reorganized the telecommunications industry so that one entity, Svyazinvest, controls Rostelecom, our partner in Sovintel, and most of our other principal joint venture partners. According to recent reports in the Russian business press, Rostelecom is proposed to be merged with Svyazinvest. This reorganization could make it more difficult for us to attract and retain customers because:

     - Rostelecom may exercise its influence in Svyazinvest to cause regional telephone companies to route domestic and international traffic originating in the regions through Rostelecom rather than through us;

     - Our business relationships with our joint venture partners, which make up a major component of our business strategy in Russia, may suffer; and

     - The effective consolidation of Rostelecom with our joint venture partners would create greater competition for Sovintel and our regional TeleRoss ventures.

  UKRAINE

     In preparation for a large-scale privatization, the Ukrainian government has reorganized the state telecommunications sector so that Ukrtelekom, the state telecommunications operator, holds all the government's interests in the telecommunications industry. Furthermore, the Ukrainian government has been negotiating with the foreign partners of Utel, its joint venture which provides international and domestic long distance services, to buy out their interests in the company. It is anticipated that after the foreign partners are bought out, Utel would then merge with Ukrtelekom.

     The emergence of a single powerful Ukrainian telecommunications provider could make it more difficult for us to attract and retain customers because:

     - A single Ukrainian operator with political connections would be more likely to be able to influence the Ukrainian government to create favorable market conditions for itself and cause unfavorable conditions for us;

     - The new company is likely to become a stronger competitor;

     - Our ability to negotiate reasonable interconnection rates may suffer; and

     - Any subsequent privatization of Ukrtelekom may bring in strong management and resources from a major Western telecommunications operator, increasing its competitive strengths.

RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS POLICIES COULD RESTRICT OUR OPERATIONS

     Russian and Ukrainian telecommunications regulations govern the procurement and continuing validity of our licenses and the terms and conditions under which we provide services. Changes to these regulations may make it prohibitively expensive for us to provide services and could have a material adverse effect on our results of operations.

     Russia's parliament recently adopted legislation which, if implemented, could restrict foreign ownership of telecommunications operators if necessary to protect the social order and national security. Any change to current government regulations or policies that negatively affects our licenses or our ability to obtain licenses in the future would restrict our operations in Russia.

     It may be difficult and prohibitively expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of communications traffic. For example, the Russian Communications Law provides that telecommunications in Russia are confidential and may only be intercepted by a court order. Nevertheless, we are subject to SORM, the Russian acronym for the surveillance system operated partly by the government agency responsible for electronic surveillance. Regulations applicable to SORM require telecommunications networks to enable state monitoring of electronic traffic. However, the government has not finalized its technical specifications for compliance with SORM. We and other telecommunications operators have disagreed with regulatory authorities over the appropriate level of technical compliance with SORM and over who should pay for this compliance. Full compliance with SORM to monitor voice and data traffic may be extremely burdensome and expensive.

     Ukrainian regulatory authorities have established mandatory tariff guidelines for wireline services. The national carrier, Ukrtelekom and its joint venture, Utel, charge settlement fees in excess of the mandatory guidelines. In addition, the mandatory guidelines set tariffs in local currency units and the guidelines do not adjust to reflect the creeping devaluation of the local currency. Consequently, our pricing structure in our wireline business in Ukraine is in excess of the limits established in the mandatory guidelines. Any enforcement action undertaken in regard to the pricing guidelines by Ukrainian authority could result in fines or in the suspension or revocation of our Ukrainian licenses.

     Ukrainian legislation prohibits the establishment and operation of telecommunications ventures that are more than 49%-owned by foreign investors. We do not believe that this prohibition extends to indirect investment by a foreign entity through a wholly owned Ukrainian subsidiary. Our investments in Golden

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


Telecom (Ukraine) are made both directly through a foreign company and indirectly through a wholly owned Ukrainian subsidiary. This direct and indirect investment in Golden Telecom (Ukraine) totals 56.75%. Our partner in Golden Telecom (Ukraine), an affiliate of ING Barings, intends to contribute to us its interest in Golden Telecom (Ukraine) in exchange for approximately 420,000 newly issued shares of our common stock. If this exchange is consummated, then our direct and indirect investment in Golden Telecom (Ukraine) would increase to 69%. In addition, our wholly owned Ukrainian holding company has recently executed a letter of intent to acquire an additional 8% of Sovam Teleport Ukraine. If consummated, this acquisition would increase our direct and indirect investment in Sovam Teleport Ukraine to 57%. If Ukrainian authorities determine that the prohibition against foreign participation extends to indirect holdings, then we would be in violation of this legislation. The consequences of this violation are unpredictable and may include license suspension or revocation, or an order to divest a portion of our holdings.


     Special fees and taxes levied against telecommunications operators could adversely affect our results of operations.

     In May 1999, the Ukrainian government passed a resolution which effectively increases the frequency fees for our cellular operations in Ukraine from $25,000 per month to $250,000 per month for the period July to December 1999. Recently, this resolution was suspended. If reintroduced, this resolution would have a material adverse effect on our financial condition and results of operation, and it could negatively influence a decision to expand our cellular network in Ukraine. We cannot ensure that the governments in Russia or Ukraine will not demand similar frequency fees for the issuance or renewal of our licenses.

     A number of industry-specific taxes have been directed at the cellular industry in Ukraine. For example, the Ukrainian parliament recently passed legislation introducing a 6% "pension tax" on cellular calls. The enforcement of this law, which became effective on August 19, 1999, or the enactment of other similar industry-specific legislation may have a material adverse effect on demand for our services and on our results of operations.

CORRUPTION AND ORGANIZED CRIME MAY ADVERSELY AFFECT OUR OPERATIONS

     Russia and Ukraine are both plagued with widespread corruption and criminal activity. High levels of corruption exist among governmental officials and among commercial enterprises in which the state has an ownership interest.

     When customers fail to make full payment for services rendered after several requests for payment, it is our policy to terminate their services until full payment is received. We believe that some of these customers, particularly those with links to organized crime, may physically endanger our employees or damage our properties, especially those in remote regions of Russia where police protection may be limited. So long as organized crime in Russia and Ukraine remains pervasive, we believe that our employees may be subjected to threats of violence, our property may be damaged, or both.

     In addition, our cellular businesses tend to have a high profile in the regions in which they operate and are perceived to be cash-intensive. We have encountered situations where local criminal elements have attempted to exert pressure on our management and to siphon money out of the ventures through unauthorized activities. Any of these activities could have a material adverse effect on our ability to provide services and on our financial results.

RUSSIAN AND UKRAINIAN LEGISLATION MAY NOT ADEQUATELY PROTECT AGAINST EXPROPRIATION AND NATIONALIZATION

     The governments of Russia and Ukraine have enacted legislation to protect foreign investment and other property against expropriation and nationalization. In the event that such property is expropriated or nationalized, legislation provides for fair compensation. However, we cannot assure you that such protections would be enforced. This uncertainty is due to several factors, including:

- - the lack of state budgetary resources;

- - the apparent lack of political will to enforce legislation to protect property against expropriation and nationalization;

- - the lack of an independent judiciary and sufficient mechanisms to enforce judgments; and

- - widespread corruption among government officials.

     Expropriation or nationalization of our business would obviously be detrimental to our operations.

BROAD DISCRETION OF RUSSIAN AND UKRAINIAN REGULATORS RESULTS IN INCONSISTENT LEGISLATION AND UNPREDICTABLE ENFORCEMENT

     The dispersion of regulatory powers among a number of government agencies in Russia and Ukraine has resulted in inconsistent or contradictory regulations and unpredictable enforcement. This situation has made it difficult for us to comply with all laws and regulations that appear to apply to us and has resulted in unpredictable regulatory enforcement. For example, pursuant to the Russian Communications Law, Goskomsvyaz, the State Committee for Telecommunications, has authority to regulate and control the development of the communications industry in Russia. However, there is additional legislation that recognizes and defines the roles of other regulatory organs.

     The Russian Communications Law requires any entity that offers any communications service to obtain the appropriate license in accordance with the Communications Law and other applicable licensing regulations. A similar licensing regime exists in Ukraine. However, neither the Communications Law nor applicable regulations in Russia or Ukraine provide clear guidelines for the issuance or extension of a license, and state agencies exercise broad discretion when determining whether to approve a license application, as well as the terms and conditions of any license. Such broad discretion in the issuance of licenses may result in arbitrary decision making and may also give rise to opportunities for corruption.

     The Ukrainian regulatory agency requires that the terms of international licenses include provisions requiring licensees to pay unspecified annual amounts into local network development. The required amount of investment may be substantial, and we cannot predict whether failure to comply will lead to the revocation of our license.

OUR RUSSIAN AND UKRAINIAN TAX BURDENS MAY BE SIGNIFICANTLY GREATER THAN CURRENTLY ANTICIPATED

  RUSSIA

     It is possible that our Russian taxes may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Because of the need for additional sources of budgetary finance, Russian tax authorities have become increasingly aggressive in their interpretation of the tax law and its many uncertainties, as well as in their enforcement and collection activities. Foreign companies are often forced to negotiate their tax bills with tax inspectors who demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in the tax law, could have a material adverse effect on our future results of operations or cash flows in a particular period.

     Russian tax authorities are conducting an examination of potential tax liabilities in connection with some of our cellular operations. We cannot assure you that this examination will not result in a fine or a revocation or suspension of our cellular licenses.

  UKRAINE

     Ukrainian tax law is similarly unpredictable. The constitution prohibits retroactive legislation, and the tax code requires new tax laws to be adopted no later than six months prior to the beginning of the next fiscal year. Nevertheless, sudden shifts in tax law and policy and retroactive legislation are common. For example, we are currently allowed to deduct losses in hryvna, the Ukrainian currency, on hard currency borrowings. This allowance resulted in a significant tax benefit in 1998. Recent decisions by the tax authorities, however, make it unclear as to whether this tax benefit will continue to be available. If this tax benefit is removed, we will be subject to significantly higher tax liability from hryvna exchange gains.

WE MAY BE AT A COMPETITIVE DISADVANTAGE BECAUSE OF RESTRICTIONS IN THE FOREIGN CORRUPT PRACTICES ACT

     The anti-bribery restrictions of the US Foreign Corrupt Practices Act make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage. Some of our current and potential competitors are not subject to these anti-bribery restrictions. As a result, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making these payments. We believe that bribery is commonplace in Russia and the other countries of the Commonwealth of Independent States where we operate, and we cannot ensure that we will be able to compete effectively with companies free from such limitations.

THE MILITARY SITUATION IN SERBIA MAY AFFECT THE RUSSIAN POLITICAL AND ECONOMIC SITUATION AND THE DEMAND FOR OUR SERVICES

     Russia and Serbia have traditionally maintained close ties. The recently concluded NATO bombing campaign in Serbia has given rise to nationalistic sentiment in Russia, including protest demonstrations at the US Embassy in Moscow. Events in Serbia or Kosovo may give rise to increased Russian nationalism, which could impact Duma elections to be held in December 1999, Russian attitudes towards Western foreign direct investment and business relationships with Western suppliers such as ourselves. These factors could lead to decreased demand for our services.

                       RISKS ASSOCIATED WITH OUR BUSINESS

WE COMPETE WITH ESTABLISHED COMPETITORS WHO MAY HAVE GREATER RESOURCES THAN WE
DO

     Our competitors include incumbent Russian and Ukrainian operators and other large international telecommunications providers doing business in the Commonwealth of Independent States. Our competitors may have substantially greater resources, closer ties to governmental authorities and longer operating histories. These advantages may give them a competitive edge over alternative providers like us. This competition may result in a loss of customers, falling prices and a decline in revenues.

     We compete with large established national carriers, some of which are powerful companies with political connections, as well as joint ventures of large international operators doing business in Russia and Ukraine. Such ventures include Global One and Combelga in Russia and Utel in Ukraine. Other competitors are alliances among telecommunications companies, companies that own equipment and networks, companies that purchase and resell the services of other carriers, Internet service providers and other providers of bundled services. We may also face increasing competition from wireless telephone companies and satellite companies. Many of these competitors, including the Russian incumbent operators, have established customer bases and extensive brand name recognition and possess greater financial, management and other resources. Our results of operation would suffer if we are unable to keep up with the increasing levels of competition in the countries where we operate.

OUR RELATIONSHIPS WITH OUR JOINT VENTURE PARTNERS LIMIT OUR INDEPENDENCE AND OUR FLEXIBILITY

     We depend to a significant degree on local partners in our joint ventures to provide us with interconnection with local networks, regulatory and marketing expertise, and familiarity with the local business environment. They also help to facilitate the acquisition of necessary licenses and permits. As a result, any significant disruption in our relationship with these parties could make it more difficult for us to expand our operations and to maintain our existing services.

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

     Under the terms of some of our joint venture agreements, we have the right to nominate key employees, direct operations and determine strategies for these joint ventures. However, our partners in some ventures, particularly in our wireless operations, have the ability to frustrate our exercise of these rights. Significant corporate decisions by most ventures, such as approving budgets and business plans, declaring and paying dividends, and entering into substantial transactions, effectively require the consent of our local partners. Moreover, we would prefer not to take significant actions without the consent and support of our partners. Accordingly, we do not have unilateral control over the operations of our joint ventures.

     In addition, Ukrainian legislation restricts the level of foreign ownership in the telecommunications industry. These regulations may restrict our ability to increase our holdings in ventures and increase our reliance on local partners who may lack significant financial resources and may be unable to meet capital calls at the level of their ownership interests.

GOVERNMENT INTERACTION WITH OUR PARTNERS COULD HAVE ADVERSE SPILLOVER EFFECTS ON US

     The interactions between government authorities and our partners may create problems for us. For example, we are aware that Russian authorities have been reviewing the activities of our former partners in GTS-Vox, which owns our interest in TCM. Their review has raised issues about the original and subsequent acquisitions of our interests in that subsidiary, including issues concerning Russian anti-monopoly and securities filings. Our involvement in the authorities' review of our former partners' activities could result in a diversion of our management's time and resources or a deterioration in our relationship with our partners. In addition, the review could lead to the imposition of administrative fines or the invalidation of our acquisition of their interests in GTS-Vox.

OUR PARTNERS ARE OFTEN ALSO OUR COMPETITORS

     Notwithstanding our agreements with our joint venture partners, they sometimes compete directly with our joint ventures. Competition with our joint venture partners in the same markets may create conflicts of interest and may result in a loss of customers. For example, our partner in Sovintel, Rostelecom, is the dominant international and domestic long distance carrier in Russia. Similarly, most of our regional partners across Russia offer local and long distance services in competition with our local joint ventures and TeleRoss, and some of these partners also offer mobile services in direct competition with some of our mobile operations. Our partners in our mobile ventures also sometimes offer independent mobile services in direct competition with our joint ventures.

     We may consider acquiring some of our partners' interests in certain joint ventures if we are able to do so within regulatory guidelines and on commercially attractive terms. If we were to make such acquisitions, we expect that we would continue to employ local personnel in order to retain the benefit of their local expertise. After an acquisition, however, we would be directly competing with a powerful, formerly state-owned enterprise that had been our partner before we acquired its interest. We would have to rely on this partner-turned-competitor to gain access from our networks to customer sites along the so-called "last mile". It is possible that this competitor would attempt to create adverse operating conditions for our business.

OUR TARGETED CUSTOMERS MAY NOT TRUST A PRIVATELY OWNED, FOREIGN CONTROLLED ENTITY FOR THEIR COMMUNICATIONS NEEDS

     Before 1991, the telecommunications industry in the countries where we operate was wholly owned and controlled by the state. After 1991, private companies, including foreign controlled companies, entered these markets as telecommunications service providers. Many potential customers may be unwilling to entrust their communications systems to non-state-controlled companies, and, in particular, to private companies controlled by foreign investors. Furthermore, state entities that require the types of services that we offer, such as the Russian Central Bank, may refuse to select a service provider that is controlled by foreign investors. Because we are controlled by foreign investors, we may occasionally be unable to reach our targeted customers.

WE RELY ON A SMALL NUMBER OF MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES

     Revenues from our five largest customers represented approximately 39% of our consolidated revenues for the six months ended June 30, 1999. Accordingly, the loss of business from any of our key customers, or a reduction in tariffs charged to these customers could have a material adverse effect on our financial condition and results of operations.

     Vimpelcom, a Moscow cellular provider and our largest customer, has recently requested a reduction in the fees paid to TCM. Revenues from Vimpelcom and its affiliates represented approximately 22% of our consolidated revenues for the six months ended June 30, 1999 and approximately 20% of our consolidated revenues for the year ended December 31, 1998. We have agreed to a reduction in Vimpelcom's fees through the end of 1999, and we have agreed to discuss possible further reductions thereafter. These discussions may lead to a significant reduction in payments by Vimpelcom and may have a material adverse effect on our consolidated revenues. In addition, although we are currently unaware of any plans on the part of our key customers to move their business to other carriers, we cannot assure you that they will not reduce their reliance on us by developing relationships with other service providers.

FALLING PRICES FOR OUR SERVICES MAY LEAD TO A DECLINE IN REVENUES

     Prices for international and domestic long distance calls, as well as Internet access and wireless services, have fallen substantially over the last few years in most of our current and potential markets. We expect that the prices for our services will continue to decrease for the foreseeable future as competitive pressures increase. This is attributable, in part, to the frequent devaluation of the ruble. Unlike us, most local Russian carriers do not link their prices to the dollar/ruble exchange rate, so as the ruble devalues, their prices become relatively cheaper than our prices. In order to compete with these local operators, we expect that we will continue to lower our tariffs, which may result in declining margins. As reduced tariffs impact our operating margins, we may be unable to meet certain foreign currency debt obligations.

FAILURE TO LEASE SUFFICIENT TRANSMISSION CAPACITY COULD CAUSE US TO INCUR LOSSES

     We currently lease a substantial portion of our network transmission capacity under agreements which generally have twelve- or thirty-six-month fixed terms. If our lease arrangements deteriorate or terminate and we are unable to enter into new arrangements, our cost structure, service quality and network coverage could be adversely affected.

     We currently rely on Rostelecom, the exclusive supplier of international switched voice channels in Russia, to lease transmission capacity to us, and we rely on local operators for last-mile access to end-users. These companies may be subject to political and economic pressures not to lease capacity to foreign operators or competitors. Any changes in regulation or policies that restrict us from leasing adequate capacity could have an adverse effect on our business. Local telecommunications operators may, for business reasons or otherwise, resist giving us access to the last mile.

THE SATELLITES WE USE TO TRANSMIT LONG DISTANCE SIGNALS MAY MALFUNCTION

     Our domestic long distance business throughout Russia and other countries of the Commonwealth of Independent States relies on a satellite to receive and transmit caller signals. Satellites are subject to significant risks that may prevent or impair proper commercial operation, including satellite defects, loss of power, loss of orbit or damage from passing objects. One of our Russian satellites has not remained stationary in its orbit, and consequently, we have switched our signal transmission to an Intelsat satellite. The operation of the satellite that we use to transmit caller signals is beyond our control, and, although we have backup capacity on other satellites, a disruption of transmission on these satellites could adversely affect our domestic long distance operations.

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

THE YEAR 2000 PROBLEM COULD DISRUPT OUR BUSINESS

     We rely substantially on computer systems and other technological devices. These devices may not be capable of recognizing dates beginning on January 1, 2000. This problem could cause any of our network, Internet or programming operations to malfunction or fail. We cannot assure you that our Year 2000 program or the programs of third parties who do business with us will be effective or that our estimates about the timing and costs of completing our program will be accurate.

     We believe that the potential non-compliance of third parties on whom we rely in providing our services poses a significant threat to our operations. A failure of the Moscow, Kiev or St. Petersburg power network for an extended period of time may result in the temporary suspension of our services if we are unable to deliver power to our switches. Not all our systems in the provinces have independent generators, and a failure of the local electric networks could cause our services in these regions to be suspended until power is restored. These factors are beyond our control, and we may not be able to identify alternative means of sustaining our services in time for the Year 2000 date change. Moreover, a significant part of our network, especially the access network, is leased from third parties that may not consider the Year 2000 issue as seriously as we would like. Again, the failure of these local access networks could have a material adverse effect on our ability to provide effective services from January 1, 2000.

     In the event that our own systems are not Year 2000 compliant, we may suffer disruption to our operations and our billing systems. We believe that billing and information systems used by our ventures outside Moscow, Kiev and St. Petersburg may not be fully Year 2000 compliant, and we are reviewing these and our other computer systems to prepare for the Year 2000 date change.

OUR NETWORK MAY NOT BE ABLE TO SUPPORT THE GROWING DEMANDS OF OUR CUSTOMERS

     The uninterrupted operation of our network is vital to our success. The stability of our systems depends on our ability to provide sufficient capacity to meet the needs of our customers, and that, in turn, depends on the integration of suitable technology into our networks. As we continue to increase both the capacity and the reach of our network, and as traffic volume continues to increase, we will face increasing demands and challenges in managing our circuit capacity and traffic management systems. Any prolonged failure of our communications network or other systems or hardware that causes significant interruptions to our operations could seriously damage our reputation and result in customer attrition and financial losses.

     It is possible that the current economic difficulties in Russia may create difficulties in maintaining our network. We rely to a significant degree on the Russian network being able to deliver our services, and the Russian network's underdevelopment may hinder our ability to obtain sufficient capacity for our traffic volumes. Moreover, we cannot expand into certain areas of Moscow because the existing Russian network does not have sufficient capacity, and we may be unable to procure enough telephone numbers for our customers. These factors are beyond our control, yet they may have a material adverse effect on our expansion plans and our ability to provide services to new customers.

     In addition, the telecommunications industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business, even though our operations depend on our ability to integrate new and emerging technologies successfully.

WE MAY ENCOUNTER DELAYS AND INCREASED COSTS IF WE CANNOT ACQUIRE KEY EQUIPMENT FROM SUPPLIERS

     We depend on technology and equipment that we acquire from various manufacturers. These manufacturers also provide vendor financing and help us to maintain this equipment. Without it, we could face delays, operational disruption and higher expenses. Although we could obtain equipment of comparable quality from several other suppliers, we may be unable to acquire compatible equipment from alternative sources on a timely, cost-efficient basis.

     Because of the economic difficulties in Russia, some of our ventures have experienced significant reductions in revenues and may therefore be unable to repay amounts due under certain vendor financings.

If any such default were to occur, we may not be able to obtain vendor financing from the affected suppliers for future equipment purchases.

     In addition, almost all our telecommunications equipment is imported into Russia, and we pay for it with dollars or other hard currency. Any change in existing laws that creates difficulties importing equipment or that restricts us from spending hard currency may have a material adverse effect on our ability to obtain adequate supplies to sustain our network. Any increase in customs duties may render it impractical to continue to import such equipment.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL NECESSARY TO IMPLEMENT OUR BUSINESS STRATEGY

     We will need additional capital to maintain and expand our networks. Our ability to raise funding to pursue our strategies depends on our access to capital markets or private financing. Significant elements of our business strategy that may require substantial capital expenditures include the following:

     - the construction or the acquisition of fiber optic links between heavy traffic routes;

     - expanding our existing network infrastructure to other parts of Russia, Ukraine and other countries of the Commonwealth of Independent States;

     - developing additional Internet capability and acquiring other Internet service providers; and

     - expanding our wireless capabilities, including investments in upgraded technology.

In addition, we will need to maintain our existing infrastructure. The costs for expanding and maintaining our infrastructure may exceed projected costs and result in unforeseen deficits.

     If we fail to generate sufficient funds from a combination of operating cash flow and additional debt or equity financing, either because of the Russian financial crisis or other factors, we may have to delay or abandon our expansion plans or fall behind in our maintenance obligations. Any of these events could have a material adverse effect on our operations.

OUR BILLING AND MANAGEMENT INFORMATION SYSTEMS MAY NOT BE ABLE TO MEET OUR NEEDS

     We encounter difficulties in using and enhancing our billing and management information systems and in integrating new technology into such systems. We have historically operated through distinct companies, but we are in the process of integrating our billing and management information systems so that we will be able to bill our customers and to manage other administrative tasks through a single system. If we are unable to integrate and upgrade our billing and management information systems to support our integrated operations, we may not be able to record accurate call details or bill our customers promptly and accurately.

     Additionally, any damage to our network management center or our major switching centers could harm our ability to monitor and manage network operations and generate accurate call detail reports from which we derive our billing information.

     In our operations outside Moscow, Kiev and St. Petersburg, we rely on our ventures' switches for billing. We cannot ensure that their systems will meet our needs or the needs of our customers.

WE ARE EXPOSED TO RISKS OF BAD DEBT AND FRAUD

     We have experienced problems relating to the failure of some customers to make full payment for services rendered and to the fraudulent use of our access codes to Internet and cellular services. These risks are particularly high in our markets because of the poor health of the economies in the Commonwealth of Independent States and the worsening credit of Russian companies. Furthermore, it is difficult for us to gauge the creditworthiness of most of our customers because there are no reliable mechanisms for evaluating their financial condition and because credible credit reports on Russian and Commonwealth of Independent States companies and individuals are usually not available. We expect that the credit risk of our customer base may increase as the share of our revenue derived from small- to medium-sized enterprises and from service provider/reseller customers increases.

OUR INTERNAL CONTROLS MAY BE INSUFFICIENT TO ENSURE THAT WE COMPLY WITH APPLICABLE LAWS

     Our reporting and control standards may be insufficient to ensure that certain practices comply with all applicable laws. If we or any of our ventures are found to be involved in unlawful practices, then we may be exposed, among other things, to significant fines, the risk of prosecution or the loss of our licenses. Russia and the other countries of the Commonwealth of Independent States have inadequate corporate management and financial reporting legal requirements, and have underdeveloped banking, computer and other internal control systems. These countries often have commercial practices and legal and regulatory frameworks that differ significantly from practices in the United States and other Western countries. The application of the laws of any particular country is not always clear or consistent. As a result, it is often difficult to hire qualified management and accounting staff who can ensure compliance with changing legal requirements. Thus, we have had and may again have, difficulty establishing internal management, legal and financial controls, preparing financial statements and corporate records, and instituting business practices that meet Western standards.

     In light of these circumstances, in the second half of 1996, we increased our efforts to improve our management and financial controls and business practices. In early 1997, we retained special outside counsel to conduct a thorough review of our business practices in the emerging markets in which we operate. In addition, in June 1999, our special counsel completed an update of the 1997 review in Russia and Ukraine. Neither the review nor the update identified any violations of law that we believe would have a material adverse effect on our financial condition. However, we cannot ensure that all potential deficiencies have been properly identified or that governmental authorities will not disagree with our assessment. If our control procedures and compliance programs are not effective or the government authorities determine that we have violated any law, depending on the penalties assessed and the timing of any unfavorable resolution, our future results of operations and cash flows could be materially adversely affected.

LOSS OF KEY PERSONNEL COULD AFFECT OUR GROWTH AND FUTURE SUCCESS

     We believe that our growth and our future success will depend in large part upon a small number of key executive officers, as well as on our ability to attract and retain highly skilled personnel to work in Russia and other parts of the Commonwealth of Independent States, including senior management and technical personnel. The competition for qualified technical personnel who are familiar with the telecommunications industry in the Commonwealth of Independent States is intense, particularly outside the major urban centers. We cannot assure you that we will be able to hire and retain qualified personnel.

THERE MAY BE HEALTH RISKS TO USING MOBILE HANDSETS

     In recent years, some people have expressed concerns about the potentially harmful effects of electromagnetic emissions from handsets on the health of mobile telephone users. Any actual or perceived health risks associated with the use of mobile communications devices could have a material adverse effect on our results of operations by reducing our mobile telephony customer base, our customer growth rate and the average usage of our subscribers.

                       RISKS ASSOCIATED WITH THE OFFERING

THE INTERESTS OF GLOBAL TELESYSTEMS GROUP, INC., OUR CONTROLLING STOCKHOLDER, MAY NOT COINCIDE WITH OURS, AND COULD HAMPER OUR DEVELOPMENT


     Before this offering, Global TeleSystems Group, Inc. (GTS) has controlled our business, and after this offering, GTS will continue to own approximately
     % of our outstanding shares of common stock, or      % if the underwriters
exercise their over-allotment option in full. Moreover, H. Brian Thompson, the Chairman of our Board of Directors, is also the Chairman of GTS's Board of Directors, and three of GTS's officers are members of our Board of Directors. These relationships create the potential for conflicts of interest in circumstances where our interests and GTS's interests are not aligned. Although we have entered into agreements that address potential conflicts of interest, we can not assure you that any conflicts will be resolved in our favor.



     As our majority shareholder, GTS will have the power to determine matters submitted to a vote of our stockholders without the consent of the other stockholders. GTS will also have the power to prevent a change of control, and could take other actions that might be favorable to it and unfavorable to us and our other stockholders. Consequently, GTS will be capable of exercising significant influence over our business and policies.


     Conflicts of interest may arise between us and GTS in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of our capital stock, sales or distributions by GTS of its remaining shares of our common stock and the exercise by GTS of its ability to control our management and affairs.

     We have entered into a number of agreements with GTS concerning our relationships after this offering. Because we will remain a subsidiary of GTS, these agreements are a result of negotiations between affiliated parties which may not have been at arm's length. Therefore, the terms offered to us under these agreements may be worse than the terms we may have reached with an unaffiliated third party.

WE WILL NOT BE ABLE TO RELY ON GTS TO PROVIDE CAPITAL AT HISTORICAL COSTS

     We have never operated as a stand-alone company. After the offering we will continue to be a subsidiary of GTS, but will operate as a stand-alone company, and GTS will have no obligation to provide assistance to us, except in accordance with the agreements that we have made with it regarding the provision of certain services. These agreements are described elsewhere in this prospectus.

     In the past, our working capital requirements have been satisfied pursuant to GTS's corporate-wide cash management policies. After this offering, we do not expect GTS to provide cash injections to finance our operations. We believe that the proceeds of this offering and our cash flows from operations will be sufficient to finance our capital requirements for the next 18 to 24 months. However, market conditions and other factors may cause us to seek additional financing sooner and we cannot ensure that we will be able to obtain financing on terms as favorable as could be obtained from or by GTS. In this case, our cost of capital would be higher than that reflected in our historical financial statements.

WE HAVE INCURRED NET LOSSES AND EXPECT FUTURE LOSSES

     If considered as a stand-alone entity, we have incurred net losses for the past five years. We expect to continue to incur net losses as we spend substantial resources on expanding our network, maintaining our existing network, participating in the consolidation of the communications industry in Russia and the other countries of the Commonwealth of Independent States and marketing. We cannot assure you that we will achieve or sustain profitability.

THE RELEVANCE OF OUR FINANCIAL INFORMATION MAY BE LIMITED

     The financial information we have provided in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. The financial information included in this prospectus does not necessarily reflect the many significant changes that will occur in our business and the funding of our operations as a result of our separation from GTS and this offering.

WE HAVE NOT IDENTIFIED SPECIFIC USES OF THIS OFFERING'S PROCEEDS

     We intend to use the net proceeds from this offering for potential acquisitions and business development, network expansion, working capital and general corporate purposes. Our management will have significant flexibility in applying the net proceeds of this offering. We may, when an appropriate opportunity arises, use a portion, or all, of the net proceeds from this offering to acquire or invest in businesses, products or new technologies. Our management's failure to apply these funds effectively could cause our business to suffer.

                RISKS ASSOCIATED WITH OUR SHARES OF COMMON STOCK

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK MAY BE LIMITED

     We do not expect to pay any cash dividends in the foreseeable future. If we raise any capital in the future, we may be restricted from paying dividends under the terms of such financings. In addition, the governments in the countries where we operate may further devalue their currencies and take other actions that may restrict the ability of our holding or operating companies to declare and pay dividends.

THE PRICE OF THE SHARES MAY DECLINE IF SUBSTANTIAL AMOUNTS OF SHARES ARE SOLD IN THE PUBLIC MARKET

     After this offering, GTS will own a majority of our shares. GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. Nevertheless, future sales of substantial amounts of our shares in the public market, or even the perception that such sales could occur, could adversely affect the market price of the shares.

     We cannot ensure that GTS will maintain its ownership of our shares of common stock, and we have agreed that GTS may require us to register its shares of our common stock with the Securities and Exchange Commission for sale to the public in certain circumstances.

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR SHARES


     Before this offering, there has not been a public market for our common stock. We have applied to have our common stock quoted on the Nasdaq National Market. However, we do not know the extent to which investor interest in Golden Telecom will lead to the development of a trading market for the common stock or how our shares will trade in the future. The initial public offering price was determined by negotiation among us, Deutsche Bank AG London and the other underwriter. This negotiation may be based upon factors that are not indicative of the future market performance of our shares of common stock.


OUR SHARE PRICE MAY BE HIGHLY VOLATILE

     The price of shares sold in an initial public offering is frequently subject to significant volatility for a period of time following the initial public offering. In addition, a number of particular factors may adversely affect the market price of our shares after this offering or cause the market price to fluctuate and decline materially. These factors include:

     - our historical and anticipated operating results;

     - quarterly fluctuations in our financial and operating results;

     - the political, economic and financial conditions of Russia and Ukraine;

     - changes in applicable regulation and the competitive environment in the Russian and Ukrainian telecommunications industries;

     - a limited public float in our shares; and

     - fluctuations in financial markets generally.

ANY US AND OTHER WESTERN JUDGMENTS YOU MAY OBTAIN AGAINST US MAY NOT BE ENFORCEABLE IN OTHER COUNTRIES

     Substantially all of our assets are located in Russia and Ukraine. Although arbitration awards are generally enforceable in Russia and Ukraine, judgments obtained in the US or other Western courts, including those with respect to federal securities law claims, may not be enforceable. Therefore, any US or other western court judgment obtained against us or any of our operating companies may not be enforceable in Russia or Ukraine.

                                USE OF PROCEEDS

     We expect the net proceeds of this offering to be $     million, after
deducting estimated commissions and offering expenses of $     million.

     We intend to use our net proceeds from the offering primarily for the following purposes:

     - potential acquisitions and business development;

     - network expansion;

     - working capital; and

     - general corporate purposes.

     We may, from time to time, evaluate potential acquisitions and investment opportunities. Announcements concerning potential acquisitions and investments could be made at any time; however, we cannot assure you that we will identify suitable acquisition and investment candidates or that we will, in fact, complete any acquisitions or investments. Until we use the net proceeds from this offering for a particular purpose, we expect to invest them in short-term interest-bearing securities.

     We expect to fund future expenditures through the proceeds of this offering and additional equity and debt offerings, debt financing facilities, and cash flow from operations.

                                DIVIDEND POLICY

     We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future.

                                    DILUTION


     At June 30, 1999, the net tangible book value of our common stock was $102.2 million in the aggregate, or $9.64 per share. "Net tangible book value per share" represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of our shares of common stock outstanding. After giving effect to the offering, the pro forma net tangible book value of our common stock would be $235.6 million in the aggregate, or $10.33 per share. This represents an increase in net tangible book value of $.69 per share to existing shareholders and an immediate dilution per share of $1.67 to new investors purchasing shares in the offering. "Dilution per share" represents the difference between the price per share to be paid by new investors and the pro forma net tangible book value per share after the offering. The following table illustrates the dilution per share as described above:



Offering price per share....................................              $  12.00
Net tangible book value per share at June 30, 1999..........   $   9.64
Pro forma increase in net tangible book value per share
  attributable to this offering.............................        .69
                                                               --------
Pro forma net tangible book value per share after this
  offering..................................................                 10.33
                                                                          --------
Pro forma dilution per share to new investors in this
  offering..................................................                  1.67
                                                                          --------
                                                                          --------



                                                                                  AVERAGE PRICE
                               SHARES OF COMMON STOCK     TOTAL CONSIDERATION     PER SHARE OF
                               -----------------------   ----------------------      COMMON
                                  NUMBER      PERCENT       AMOUNT      PERCENT       STOCK
                               ------------   --------   ------------   -------   -------------
Current stockholder..........   15,056,328        66     $ 50,000,000     36.8       $ 3.32
New investors................    7,743,797        34       85,800,000     63.2        11.08
Total........................   22,800,125       100      135,800,000    100.0         5.96
                               ===========      ====     ============   ======       ======



     The above computations assume no exercise of any outstanding options or warrants. Immediately before this offering, there were no outstanding options or warrants. Immediately after this offering, there will be outstanding options and warrants to purchase 2,944,642 and 126,050 shares, respectively, at an exercise price that will be equal to the fair market value of our common stock price on the date of grant. In addition, there will also be 164,466 restricted shares outstanding. To the extent outstanding options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth our total cash, current debt and:

     - our actual consolidated capitalization at June 30, 1999; and

     - our consolidated capitalization, as adjusted to give effect to this offering.

     You should read this table in conjunction with our consolidated financial statements, including the notes to the financial statements included in this prospectus.

                                                                 AT JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 14,495     $
Restricted cash.............................................    29,623
                                                              --------     --------
          Total cash........................................  $ 44,118     $
                                                              ========     ========
Debt maturing within one year...............................  $  5,047     $
                                                              --------     --------
  Current debt..............................................     5,047
Long-term obligations (net of current portion)
  Long term debt............................................    18,109
                                                              --------     --------
  Total debt................................................    23,156
                                                              --------     --------
Minority interest...........................................     8,985
Shareholders' equity(1):
  Common stock, $0.01 par value (50,000,000 shares
     authorized; 10,600,000 shares issued and outstanding,
     actual;           shares issued and outstanding, as
     adjusted)..............................................       106
Additional paid-in capital..................................   253,953
Accumulated deficit.........................................   (89,067)
                                                              --------     --------
          Total shareholders' equity........................   164,992
                                                              --------     --------
          Total capitalization..............................  $197,133     $
                                                              ========     ========

- ---------------

(1) At June 30, 1999, there were no outstanding options or warrants to purchase shares. Immediately after this offering, there will be outstanding options
    and warrants to purchase        and        shares, respectively, at an
    exercise price that will be equal to the fair market value of our common stock price on the date of grant.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data have been derived from our historical financial statements. Financial data at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been audited, whereas financial data at December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995, as well as quarterly data, are unaudited.

                                                                                      FOR THE SIX MONTHS
                                         FOR THE YEARS ENDED DECEMBER 31,               ENDED JUNE 30,
                                --------------------------------------------------   --------------------
                                 1994      1995       1996       1997       1998       1998        1999
                                ------   --------   --------   --------   --------   ---------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................      --   $  3,837   $ 13,140   $ 27,198   $ 86,086   $  28,706   $ 47,355
Cost of revenues..............      --      4,653     10,083     20,420     43,574      18,816     18,702
Gross margin..................      --       (816)     3,057      6,778     42,512       9,890     28,653
Selling, general and
  administrative..............  $1,643     13,225     17,686     21,249     45,327      16,904     19,070
Depreciation and
  amortization................     159        804      2,753      4,363     16,709       3,910     13,932
Equity in (earnings) losses of
  ventures....................    (781)       409     (3,783)   (12,428)    (2,559)     (9,279)     5,174
Operating loss................  (1,021)   (15,254)   (13,599)    (6,406)   (16,965)     (1,645)    (9,523)
Interest, net.................      98       (144)    (1,140)      (431)    (3,003)     (1,130)      (283)
Foreign currency loss.........     (16)       (79)      (446)      (399)    (7,452)       (104)      (848)
Provision for income taxes....      --         --        286        647      5,184         267      4,291
Minority interest.............      --         --         --         --     (1,040)         --     (1,025)
Net loss......................    (939)   (15,477)   (15,471)    (7,883)   (33,644)     (3,146)   (15,970)
Net loss per share(1).........  $(0.09)  $  (1.46)  $  (1.46)  $  (0.74)  $  (3.17)  $   (0.30)  $  (1.51)

                                                   AT DECEMBER 31,                        AT JUNE 30,
                                  -------------------------------------------------   -------------------
                                   1994      1995      1996       1997       1998       1998       1999
                                  -------   -------   -------   --------   --------   --------   --------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......  $   216   $   457   $ 3,420   $  3,934   $ 14,164   $  3,422   $ 14,495
Property and equipment, net.....    2,858    18,409    21,665     16,812     52,186     39,130     56,563
Investments in and advances to
  ventures......................    4,202    43,226    50,188     74,332     46,519     76,754     37,925
Total assets....................   15,423    75,328    92,549    129,620    235,849    193,398    222,350
Total debt......................    3,147    12,866     9,322      1,625     24,459     20,051     23,156
Minority interest...............       --     1,913     1,913         --      7,993      1,994      8,985
Shareholders' equity............   11,502    49,839    70,302    115,568    168,783    143,578    164,992

- ---------------

(1) These amounts were calculated based upon an assumption of 10,600,000 shares of common stock outstanding for each period.

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited selected pro forma consolidated financial data give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM. These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these business ventures. However, for the purpose of preparing these pro forma results, we have assumed that these transactions were consummated at the beginning of the period indicated.

                                                                PRO FORMA AT AND FOR THE YEAR ENDED
                                                                         DECEMBER 31, 1998
                                                               -------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................                  $117,367
Cost of revenues............................................                    51,874
Gross margin................................................                    65,493
Selling, general and administrative.........................                    51,096
Depreciation and amortization...............................                    24,413
Equity in (earnings) losses of ventures.....................                       863
Operating loss..............................................                   (10,879)
Interest, net...............................................                    (2,455)
Foreign currency loss.......................................                    (7,909)
Provision for income taxes..................................                    10,084
Net loss....................................................                   (32,832)
Net loss per share(1).......................................                  $  (3.10)
BALANCE SHEET DATA:
Cash and Cash Equivalents...................................                  $ 14,164
Property and equipment, net.................................                    52,186
Investments in and advances to ventures.....................                    46,519
Total assets................................................                   225,442
Total debt..................................................                    24,459
Minority interest...........................................                     3,865
Shareholders' equity........................................                   162,355

- ---------------

(1) This amount was calculated based upon an assumption of 10,600,000 shares of common stock outstanding for each period.

     We provide below certain pro forma and historical information regarding our quarterly results since the start of 1998 in order to show our results before and after the August 1998 Russian financial crisis.

                                              PRO FORMA
                                         --------------------                          ACTUAL
                                            FOR THE THREE       ----------------------------------------------------
                                             MONTHS ENDED                    FOR THE THREE MONTHS ENDED
                                         --------------------   ----------------------------------------------------
                                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                           1998        1998         1998            1998         1999        1999
                                         ---------   --------   -------------   ------------   ---------   ---------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues...............................   $27,306    $ 32,680     $ 31,966        $ 25,415      $24,185     $23,170
Cost of revenues.......................    12,567      14,550       12,709          12,048        9,326       9,376
Gross margin...........................    14,739      18,130       19,257          13,367       14,859      13,794
Selling, general and administrative....    11,049      11,624       17,124          11,299        8,638      10,432
Net loss...............................    (1,939)       (395)     (17,121)        (13,377)      (7,776)     (8,194)
Net loss per share(1)..................   $ (0.18)   $  (0.04)    $  (1.62)       $  (1.26)     $ (0.73)    $ (0.77)

- ---------------

(1) These amounts were calculated based upon an assumption of 10,600,000 shares of common stock outstanding for each period.

          VENTURES ACCOUNTED FOR UNDER THE EQUITY METHOD OF ACCOUNTING

     We present below information that we believe provides additional insight into our non-consolidated equity method investments. Following US GAAP, we consolidate the financial results of entities in which we own an equity interest of more than 50%, except in certain cases where we do not exercise effective unilateral control. We use the equity method of accounting for the financial results of ventures in which we own an equity interest of 50% or less, or of majority-owned entities over which we do not exercise effective unilateral control. Accordingly, the results of such non-consolidated ventures are included in our consolidated statements of operations as a single line item, "Equity in (earnings) losses of ventures". However, we recognize 100% of the losses of all ventures where we bear all the financial risk, which includes all our significant ventures except for Sovintel. For the impact of these excess losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations". The assets, liabilities and equity of such ventures are included in our consolidated balance sheets as a single line item, "Investments in and advances to ventures".

     The following provides details of the results of operations of our non-consolidated ventures for the periods in which they were not consolidated. The ownership interest in the first column indicates our legal ownership percentage for the respective equity investments. The information is being provided to assist you in determining our legal rights associated with the presented financial data. See Note 4 of our audited consolidated financial statements for additional disclosures related to our equity investees. Our selling, general, administrative and other expenses include non-income taxes. The adjustment amounts at the end of each period represent the effect of inter-affiliate transactions between our consolidated and equity method ventures. More detailed information about inter-affiliate transactions is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Methodology".

                                                                           SELLING,
                                                                           GENERAL,      DEPRECIATION
                                      OWNERSHIP              COST OF    ADMINISTRATIVE        &              NET
                                      INTEREST    REVENUES   REVENUES      & OTHER       AMORTIZATION   INCOME/(LOSS)
                                      ---------   --------   --------   --------------   ------------   -------------
                                                       (IN THOUSANDS, EXCEPT OWNERSHIP INTEREST)
YEAR ENDED DECEMBER 31, 1996
  Sovintel..........................    50.0%     $75,040    $40,674       $ 10,009        $ 3,638         $14,762
  TCM...............................    50.0%(1)   16,507      3,238          1,838            108           8,874
  TeleRoss ventures.................    50.0%       2,413        637          1,830            659            (841)
  Sovam.............................    66.7%(2)   11,671      7,745          5,078            764          (2,138)
  GTS Mobile Services...............    50.0%(3)   25,195      7,804         10,468          4,288            (669)
  Golden Telecom (Ukraine)..........    24.5%(4)      583        502          1,752            816          (2,737)
                                                  --------   --------      --------        -------         -------
        Total.......................              $131,409   $60,600       $ 30,975        $10,273         $17,251
ADJUSTMENTS FOR INTERAFFILIATE
  TRANSACTIONS......................      --      $(13,855)  $(3,295)      $(10,568)            --              --
YEAR ENDED DECEMBER 31, 1997
  Sovintel..........................    50.0%     $113,962   $68,381       $ 15,899        $ 5,312         $18,464
  TCM...............................    50.0%(1)   29,308      6,670          2,762            633          13,023
  TeleRoss ventures.................    50.0%       6,794      1,581          3,202            963              71
  Sovam.............................    66.7%(2)   17,808     10,046          5,381          1,006             780
  GTS Mobile Services...............    50.0%(3)   37,055     12,762         11,733          5,091           2,908
  Golden Telecom (Ukraine)..........    24.5%(4)    7,220      3,343          4,695          2,500          (3,814)
                                                  --------   --------      --------        -------         -------
        Total.......................              $212,147   $102,783      $ 43,672        $15,505         $31,432
ADJUSTMENTS FOR INTERAFFILIATE
  TRANSACTIONS......................              $(23,927)  $(8,695)      $(15,699)            --              --

                                                                           SELLING,
                                                                           GENERAL,      DEPRECIATION
                                      OWNERSHIP              COST OF    ADMINISTRATIVE        &              NET
                                      INTEREST    REVENUES   REVENUES      & OTHER       AMORTIZATION   INCOME/(LOSS)
                                      ---------   --------   --------   --------------   ------------   -------------
                                                       (IN THOUSANDS, EXCEPT OWNERSHIP INTEREST)
YEAR ENDED DECEMBER 31, 1998
  Sovintel..........................    50.0%     $124,168   $76,237       $ 23,772        $ 6,341         $ 4,260
  TCM (through June 30, 1998).......    50.0%(1)   21,586      5,343          1,732            472           9,309
  TeleRoss ventures.................    50.0%       9,018      1,925          3,687          1,087            (223)
  GTS Mobile Services...............    50.0%(3)   35,236     11,842         10,117          7,261             387
  Golden Telecom (Ukraine) (through
    June 30, 1998)..................    24.5%(4)    9,927      3,192          4,144          1,743             209
                                                  --------   --------      --------        -------         -------
        Total.......................              $199,935   $98,539       $ 43,452        $16,904         $13,942
ADJUSTMENTS FOR INTERAFFILIATE
  TRANSACTIONS......................              $(25,223)  $(24,881)     $ (1,584)            --              --
SIX MONTHS ENDED JUNE 30, 1998
  Sovintel..........................    50.0%     $67,107    $41,990       $  9,397        $ 3,004         $ 9,639
  TCM...............................    50.0%(1)   21,586      5,343          1,732            472           9,309
  TeleRoss ventures.................    50.0%       5,040      1,158          2,059            510             618
  GTS Mobile Services...............    50.0%(3)   21,370      7,128          5,689          3,377           2,359
  Golden Telecom (Ukraine)..........    24.5%(4)    9,927      3,192          4,144          1,743             209
                                                  --------   --------      --------        -------         -------
        Total.......................              $125,030   $58,811       $ 23,021        $ 9,106          22,134
ADJUSTMENTS FOR INTERAFFILIATE
  TRANSACTIONS......................              $(15,801)  $(14,530)     $ (4,476)            --              --
SIX MONTHS ENDED JUNE 30, 1999
  Sovintel..........................    50.0%      44,981    $26,233       $  8,317        $ 3,845         $ 1,461
  TeleRoss ventures.................    50.0%       1,585        347            783            535            (339)
  GTS Mobile Services...............    50.0%(3)    8,784      2,710          3,753          5,200          (5,037)
                                                  --------   --------      --------        -------         -------
        Total.......................              $55,350    $29,290       $ 12,853        $ 9,580         $(3,915)
ADJUSTMENTS FOR INTERAFFILIATE
  TRANSACTIONS......................              $(7,671)   $(7,986)      $    836             --              --

- ---------------

(1) Our ownership of TCM increased to 95% from July 1, 1998, and to 100% from August 16, 1999.

(2) Our ownership of Sovam increased to 100% from February 1998.

(3) We generally have a 50% ownership interest in these equity investments through our holding company, Vostok Mobile. See Note 4 in our audited Consolidated Financial Statements for additional disclosures related to our equity investees.

(4) Our effective ownership of Golden Telecom (Ukraine) increased to 56.75% from June 30, 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis relates to our financial condition and results of operations for each of the six-month periods ended June 30, 1999 and 1998, and for each of the years ended December 31, 1998, 1997 and 1996. This discussion should be read in conjunction with the "Selected Historical and Pro Forma Consolidated Financial Data" and the Consolidated Financial Statements and the notes related thereto that appear elsewhere in this prospectus.

OVERVIEW

     We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. We organize our operations into two business divisions, Business Services and Mobile Services. Our Business Services Division comprises CLEC Services and Data and Long Distance Services. Our Mobile Services Division operates cellular networks in Kiev, Vladivostok and thirteen other cities throughout Russia.

     Our financial condition and our results of operations have been, and continue to be, adversely affected by ongoing economic instability in Russia and the other countries of the Commonwealth of Independent States. The Russian economy collapsed in August 1998 after the Russian government defaulted on its obligation to make payments on its internal debt and allowed the ruble to devalue. Although the markets have stabilized since August 1998, the Russian economy remains in depression, exacerbated by continuing political instability that may precipitate further economic volatility. See "-- Special Note Regarding the Russian Financial Crisis".

     Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multinational companies, local enterprises, financial institutions, hotels and government agencies. We believe that the carriers, including mobile operators, which contribute to a substantial portion of our revenues themselves also derive much of their business from high-volume business customers. Thus, we believe that most of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

     As a result of the August 1998 Russian financial crisis, a significant number of our business customers have scaled back or closed their operations in Russia, and many local companies have closed down operations in Russia because of an inability to satisfy their payment obligations to creditors. Terminations of service and reduction in services offered have reduced our recurring revenues. Additionally, sales of equipment have declined significantly as new customers prefer to lease rather than buy equipment under current market conditions. We are also experiencing significant price pressure on our recurring revenue by Moscow cellular operators, which include some of our largest customers. Although reduced revenues from cellular operators will reduce our margins in the short term, we believe that when the Moscow cellular market recovers, we should be well positioned to improve our margins by selling additional numbering capacity to cellular operators and by recognizing increased recurring revenue as cellular traffic increases.

     We have traditionally competed for customers on the basis of network quality, customer service and range of service offered. In the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Since the August 1998 Russian financial crisis, competition with these operators has intensified, resulting in declining prices, which has also adversely affected our revenues. In addition, some of our competitors do not link their prices to the dollar/ruble exchange rate, so as the ruble devalues, their prices effectively become lower than our prices. In order to compete with these carriers in the regions outside Moscow and St. Petersburg, we have been forced to lower our tariffs, which has resulted in reduced revenues and declining margins.

     Together, these factors have resulted in a significant reduction in the level of demand for many of our services, and this has contributed to a significant reduction in revenues.

     In recent months, although we have seen what appears to be a slight recovery in the Russian market, the downward price pressure has persisted, both because of competitive pressures in Russia and because of a global trend toward lower telecommunications tariffs. Although we have experienced an increase in traffic volume over recent months, the volume increase has not kept pace with the reduction in prices. As economic conditions in Russia improve, we expect to see further improvements in our traffic volume, which we believe may eventually offset the decline in prices and result in an increase in revenue.

     Although we expect competition to continue to force the general level of tariffs downward, we expect to mitigate the effects of this pressure by seeking further reductions in the settlement and interconnection rates that we pay to other telecommunications operators. Our ability to reduce our cost of revenue by reducing these payments has enabled us generally to maintain, or even improve, our margins. We expect settlement and interconnection rates to continue to decline in line with tariffs.

     In the months leading to the August 1998 Russian financial crisis, we had been expanding our headcount to support the expected growth of our business. Since the crisis, however, we have introduced a number of measures intended to reduce our overhead costs, including headcount reductions. We expect to maintain a strong focus on enhancing our productivity and taking measures to integrate and streamline our operations.

OWNERSHIP AND INITIAL PUBLIC OFFERING

     Our business is currently wholly owned by Global TeleSystems Group, Inc.
(GTS). GTS has created a separate holding company, Golden Telecom, Inc., that will issue the shares offered in this public offering. Before the consummation of this offering, GTS intends to transfer its interests in its Russian and other Commonwealth of Independent States operations to Golden Telecom, Inc., which will then issue common stock in this initial public offering. The remainder of this section discusses our organizational structure as it will exist after the consummation of this offering. After the completion of the offering, GTS will
own approximately   % of the outstanding shares of common stock of our company, or  % if the underwriters' over-allotment option is exercised in full.

     We and GTS have decided to conduct this initial public offering because we believe that the offering will enable us, GTS and our investors to recognize greater long-term value in our business interests in Russia and the other countries of the Commonwealth of Independent States than if these interests were to remain entirely within the GTS group of companies. Following this offering, we believe that our independence will afford us greater flexibility in managing our business and pursuing our business strategy in order to bring greater long-term value to our company and to our shareholders. For example, after this offering is consummated, we would be able to use our shares of common stock to acquire other companies. The offering will also create a basis for our investors to value our assets separately from GTS.

RESTRUCTURING OF CERTAIN CELLULAR VENTURES

     We have recently determined that the allocation of sufficient resources to support certain of our cellular ventures, which are not material to our financial condition or results of operations, is inconsistent with our current strategic plans. We therefore do not intend to provide any further financial assistance to certain cellular ventures, other than the assumption of certain debt obligations, and we are seeking to sell our ownership interests in these assets in furtherance of our plan of abandonment. We therefore intend to take a charge to earnings of $16-20 million in the third quarter of 1999, and we will assume approximately $10-13 million in debt obligations of these ventures. We will continue to support those cellular ventures where the allocation of financial, operational and management resources is consistent with our strategic plans.

ACCOUNTING METHODOLOGY

     The presentation of our financial statements in accordance with US GAAP is influenced by the accounting conventions described below:

     Accounting for Business Ventures. We consolidate all our significant wholly owned subsidiaries and majority owned ventures where we exercise unilateral operating and financial control. We use equity method accounting to account for those ventures where we exercise significant influence, but do not exercise unilateral operating and financial control. We also use the equity method to account for certain insignificant majority-owned ventures where we elect not to exercise unilateral operating and financial control.

     The following table summarizes the method by which we account for our ownership interests in our principal ventures for the periods presented in this prospectus:

                            EQUITY METHOD ACCOUNTING         CONSOLIDATION METHOD ACCOUNTING
                       -----------------------------------   --------------------------------
                                PERIOD           OWNERSHIP          PERIOD          OWNERSHIP
                       ------------------------  ---------   ---------------------  ---------
Sovintel.............  All                         50%                --              --
TeleRoss
  ventures(1)........  All                         50%                --              --
Vostok Mobile
  ventures(2)........  All                       50%-100%             --              --
Sovam(3).............  Through January 31, 1998   66.67%     From February 1, 1998   100%
Golden Telecom
  (Ukraine)(4).......  Through June 29, 1998      24.5%      From June 30, 1998     56.75%
TCM(5)...............  Through June 30, 1998       50%       From July 1, 1998        95%
TeleRoss operating
  company............             --                --       All                     100%

- ---------------

(1) We own 50% interests in 13 of the 14 TeleRoss ventures, and we own a 100% interest in the TeleRoss venture in Irkutsk. We do not consolidate our wholly owned TeleRoss venture in Irkutsk because we do not consider it material to our operations, and we do not exercise our unilateral operating and financial control over it.

(2) We own 50-70% interests in 13 of the 14 Vostok Mobile ventures, and we own a 100% interest in the Vostok Mobile venture in Novgorod, which we consolidate, although it is not material to our operations.

(3) In February 1998, we purchased our remaining 33% interest in Sovam from our minority partner, and, as a result, Sovam is now accounted for by the consolidation method as opposed to the equity method.


(4) In June 1998, we initiated a restructuring of the capital and ownership structure of Golden Telecom (Ukraine), so that our total economic interest in Golden Telecom (Ukraine), held directly and indirectly, is now 56.75%. An affiliate of ING Barings is a 12.25% indirect shareholder of Golden Telecom (Ukraine). This shareholder intends to contribute its indirect interest in Golden Telecom (Ukraine) to a wholly owned subsidiary of Golden Telecom, Inc. upon the consummation of this offering in exchange for approximately 420,000 newly issued shares of Golden Telecom. ING Barings' subscription through its affiliate as a strategic investor is conditioned upon the consummation of this exchange.


(5) Before July 1998, we owned 52.64% of the holding company, GTS-Vox Limited, that controlled 95% of TCM. In July 1998, we acquired the remaining outstanding interests in GTS-Vox Limited and then owned 95% of TCM. As a result of this acquisition, TCM was accounted for by the consolidation method as opposed to the equity method. We acquired the remaining 5% of TCM on August 16, 1999.

     Our interest in TCM is held indirectly through GTS-Vox Limited. We have included in this prospectus the financial statements for GTS-Vox Limited, a direct subsidiary of Golden Telecom, Inc. However, for the purposes of this management's discussion and analysis, we have presented the results of the operating telecommunications company, TCM. We believe that TCM's financial results more closely reflect the ongoing nature of this company's operations than the financial results of GTS-Vox Limited, which also reflect goodwill and transaction costs relating to its acquisition by Golden Telecom.

     Profit and Loss Accounting. We recognize profits and losses in our ventures in accordance with the underlying ownership percentage or allocation percentage as specified in our agreements with partners;

however, we recognize 100% of the losses in ventures where we bear all the financial risk. We bear the financial risk of all our significant ventures, except for Sovintel. Accordingly, we recognize the portion of the losses, which we refer to as the excess losses, that would be assigned to the minority interest partner in accordance with its ownership interest in the venture. When such ventures become profitable, we recognize 100% of the profits until the excess losses previously recognized by us are recovered.

     As of June 30, 1999, our CLEC Services had no cumulative excess losses, our Long Distance and Data Services had $1.3 million of cumulative excess losses, and our Mobile Services had $5.9 million of cumulative excess losses. To the extent these business groups report profits in future periods, we expect that our financial results will be favorably affected due to the reversal of these excess losses.

     Inter-Affiliate Transactions. Our companies trade extensively with each other. For the companies that follow the consolidation method of accounting, those inter-affiliate transactions are eliminated in the process of consolidating our accounts. For example, interconnection costs of one company can be revenue to another of our companies.

     Intercompany transactions occur primarily between Sovintel and TCM. Sovintel's cost of revenue for the year ended December 31, 1998 included $7.5 million paid to TCM and $3.0 million to other group companies, which are included as revenue in our results of operations to the extent that these revenues were with companies that follow the consolidation method of accounting for the applicable period of accounting.

     Turnover Taxes. Our ventures in Russia and Ukraine incur a 4% and 2% turnover tax, respectively, based on their revenue earned. We include these taxes as a component of our operating expenses, since such taxes are incidental to the revenue cycle.

PRESENTATION OF FINANCIAL STATEMENTS

     Golden Telecom, Inc. was formed in June 1999 to be the holding company for all of GTS's businesses in the Commonwealth of Independent States. The consolidated financial statements included in this prospectus have been prepared as if Golden Telecom, Inc. had been in existence throughout all relevant periods. Before 1998, the only material consolidated subsidiary was TeleRoss operating company.

     We have also included a presentation of certain unaudited pro forma results of operations, which we believe mitigates the lack of comparability of our results of operations among historical periods. These pro forma results of operations give effect to the transactions in which we acquired minority interests to increase our ownership to 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM. These transactions were consummated in February 1998, June 1998 and July 1998, respectively, and allowed us to consolidate these ventures. Because these ventures are material to our results of operations, we believe that a discussion only of our historical consolidated results of operations would not be meaningful or relevant to an understanding of our business as it is currently constituted. Thus, for the purpose of preparing our pro forma results of operations, we have assumed that the transactions by which we acquired these minority interests were consummated at the beginning of the period indicated. However, the pro forma data are not necessarily indicative of what our consolidated results of operations would actually have been had these transactions in fact occurred at the beginning of the periods indicated and do not purport to project our consolidated results of operations for any period.

     In addition, we have included a discussion of certain non-consolidated operations that are material to our business, primarily Sovintel. We believe that this discussion is helpful to developing an understanding of the factors contributing to our overall financial condition and results of operations.

     The discussion of our results of operations is organized as follows:

     SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     - Consolidated Results. Results of Operations for the Six Months Ended June 30, 1999 compared to the Results of Operations for the Six Months Ended June 30, 1998

     - Pro Forma Consolidated Revenue and Cost of Revenue. Consolidated Revenue and Cost of Revenue for the Six Months Ended June 30, 1999 compared to the Pro Forma Consolidated Revenue and Cost of Revenue for the Six Months Ended June 30, 1998

     - Non-consolidated Results. Results of Non-Consolidated Operations for the Six Months Ended June 30, 1999 compared to the Results of
       Non-Consolidated Operations for the Six Months Ended June 30, 1998

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     - Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 1998 compared to the Consolidated Results of Operations for the Year Ended December 31, 1997

     - Pro Forma Consolidated Revenue and Cost of Revenue. Pro Forma Consolidated Revenue and Cost of Revenue for the Year Ended December 31, 1998 compared to Pro Forma Consolidated Revenue and Cost of Revenue for the Year Ended December 31, 1997

     - Non-consolidated Results. Results of Non-Consolidated Operations for the Year Ended December 31, 1998 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1997

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     - Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 1997 compared to the Consolidated Results of Operations for the Year Ended December 31, 1996

     - Non-consolidated Results. Results of Non-Consolidated Operations for the Year Ended December 31, 1997 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1996

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998

     For the six months ended June 30, 1998, we only consolidated two significant ventures: TeleRoss operating company and Sovam. TeleRoss operating company was consolidated for the entire period, and Sovam was consolidated from February 1, 1998. Golden Telecom (Ukraine) and TCM were consolidated in our results of operations from June 30, 1998 and July 1, 1998, respectively, and, therefore, their results are included only for the six months ended June 30, 1999. Immediately after this discussion of our consolidated results, we have also included a pro forma discussion of our results for these periods, assuming that the acquisitions of Sovam, Golden Telecom (Ukraine) and TCM were consolidated from January 1, 1998.

  REVENUE

     Our revenue increased by 65% to $47.4 million for the six months ended June 30, 1999 from $28.7 million for the six months ended June 30, 1998. The increase was due primarily to our consolidation of Golden Telecom (Ukraine) and TCM in the first half of 1999, offset by decreased revenues caused by the August 1998 Russian financial crisis. The breakdown of revenue by business group was as follows:

                                                          CONSOLIDATED REVENUE    CONSOLIDATED REVENUE
                                                           FOR THE SIX MONTHS      FOR THE SIX MONTHS
                                                          ENDED JUNE 30, 1998     ENDED JUNE 30, 1999
                                                          --------------------    --------------------
                                                                         (IN MILLIONS)
CLEC Services...........................................         $ 0.0                   $21.6
Data and Long Distance Services.........................          28.0                    18.1
Mobile Services.........................................           0.9                     8.6
Eliminations............................................          (0.2)                   (0.9)
                                                                 -----                   -----
          Total Revenue.................................         $28.7                   $47.4

     CLEC Services. Revenue from CLEC Services was $21.6 million for the six months ended June 30, 1999. There was no CLEC Services revenue in the six months ended June 30, 1998.

     Of the CLEC Services revenue of $21.6 million in the six months ended June 30, 1999, $15.5 million was due to the consolidation of TCM from July 1, 1998. The balance of the CLEC Services revenue of $6.1 million was due to the consolidation of Golden Telecom BTS from June 30, 1998.

     TCM's revenue decreased by 28% to $15.5 million for the six months ended June 30, 1999 from $21.6 million for the six months ended June 30, 1998. The decrease was due to the continuing effects of the August 1998 Russian financial crisis. Port sales declined because fewer ports were installed in the first half of 1999 than in the first half of 1998. In addition, a reduction in traffic revenue offset an increase in monthly recurring revenue. TCM was not consolidated in the six months ended June 30, 1998.

     Golden Telecom BTS revenue increased by 39% to $6.1 million for the six months ended June 30, 1999 from $4.4 million for the six months ended June 30, 1998. The financial crisis affected Ukraine less strongly than Russia. Decreases in Golden Telecom BTS revenue from installation fees, connection fees and equipment sales were more than offset by increased traffic revenue and monthly recurring revenue attributable to an increased customer base. Golden Telecom BTS was not consolidated until June 30, 1998.

     Data and Long Distance Services. Revenue from Data and Long Distance Services decreased by 35% to $18.1 million for the six months ended June 30, 1999 from $28.0 million for the six months ended June 30, 1998.

     The Data and Long Distance Services decrease in revenue of $9.9 million in the six months ended June 30, 1999 was due entirely to a reduction in revenue of TeleRoss operating company.

     Revenue from data services remained flat at $12.5 million for the six months ended June 30, 1999 and for the six months ended June 30, 1998. An increase in private line revenues offset a reduction from the sale of equipment. Furthermore, although the Russian financial crisis caused a decrease in data revenue from banking customers, this decrease was offset by an increase in revenue from other multinational corporate customers.

     Revenue from long distance services decreased by 64% to $5.6 million for the six months ended June 30, 1999 from $15.5 million for the six months ended June 30, 1998 primarily as a result of reduced tariffs on long distance calls in response to competition from Rostelecom and other carriers and partially as a result of reduced traffic. Rostelecom quotes its tariffs in rubles; therefore, its tariffs declined in dollar terms as the ruble devalued following the August 1998 Russian financial crisis. As a result, the average tariff in the six months ended June 30, 1999 was 70% lower than the average tariff in the six months ended June 30, 1998. In addition, traffic declined by 11% in the first half of 1999.

     Mobile Services. Revenue from Mobile Services increased by 856% to $8.6 million for the six months ended June 30, 1999 from $0.9 million for the six months ended June 30, 1998.

     The increase of $7.7 million in the six months ended June 30, 1999 represented an increase of $8.4 million due to the consolidation of Golden Telecom (Ukraine) from June 30, 1998, offset by a reduction of $0.7 million in the business group's revenue.

     Golden Telecom GSM revenue increased by 45% to $8.4 million for the six months ended June 30, 1999 from $5.8 million for the six months ended June 30, 1998 primarily as a result of the 118% growth in its active subscribers from June 30, 1998 to June 30, 1999. Golden Telecom GSM was still in the early stages of its development during the first half of 1998.

EXPENSES

     The following table shows our principal expenses for the six months ended June 30, 1999 and June 30, 1998:

                                                        CONSOLIDATED EXPENSES    CONSOLIDATED EXPENSES
                                                         FOR THE SIX MONTHS       FOR THE SIX MONTHS
                                                         ENDED JUNE 30, 1998      ENDED JUNE 30, 1999
                                                        ---------------------    ---------------------
                                                                        (IN MILLIONS)
Cost of Revenue
  CLEC Services.......................................          $0.0                     $6.3
  Data and Long Distance Services.....................          18.1                     11.3
  Mobile Services.....................................           0.8                      2.1
  Eliminations........................................          (0.1)                    (1.0)
                                                                ----                     ----
Total Cost of Revenue.................................          18.8                     18.7
Selling, General and Administrative...................          16.9                     19.1
Depreciation and Amortization.........................           3.9                     13.9
Equity in (Earnings) Losses of Ventures...............          (9.3)                     5.2
Interest, Net.........................................           1.1                      0.3
Foreign Currency Loss.................................           0.1                      0.8
Provision for Income Taxes............................          $0.3                     $4.3

  Cost of Revenue

     Our cost of revenue decreased slightly to $18.7 million for the six months ended June 30, 1999 from $18.8 million for the six months ended June 30, 1998. The increase in cost of revenue due to Golden Telecom (Ukraine) and TCM being included in our consolidated results of operations only from June 30, 1998 and July 1, 1998, respectively, almost offset all of the reductions in cost of revenue at our other operating companies.

     CLEC Services. Cost of revenue from CLEC Services were $6.3 million, or 29% of revenue, for the six months ended June 30, 1999. There was no CLEC Services cost of revenue for the six months ended June 30, 1998.

     Of the CLEC Services cost of revenue of $6.3 million in the six months ended June 30, 1999, $3.5 million was due to the consolidation of TCM from July 1, 1998. The balance of the CLEC Services cost of revenue of $2.8 million was due to the consolidation of Golden Telecom BTS from June 30, 1998.

     TCM's cost of revenue decreased by 34% to $3.5 million, or 23% of revenue, for the six months ended June 30, 1999 from $5.4 million, or 25% of revenue, for the six months ended June 30, 1998. The small decrease as a percentage of revenue resulted from improved efficiency in TCM's network operations. TCM was not consolidated in the six months ended June 30, 1998.

     Golden Telecom BTS cost of revenue increased by 47% to $2.8 million, or 46% of revenue, for the six months ended June 30, 1999 from $1.9 million, or 43% of revenue, for the six months ended June 30, 1998. Cost of revenue as a percentage of revenue increased because the reduction in tariffs in response to competitive pressures exceeded the decrease in settlement costs. Golden Telecom BTS was not consolidated until June 30, 1998.

     Data and Long Distance Services. Cost of revenue from Data and Long Distance Services decreased by 38% to $11.3 million, or 62% of revenue, for the six months ended June 30, 1999 from $18.1 million, or 65% of revenue, for the six months ended June 30, 1998. The decrease reflected a reduction in long distance settlement rates paid to other carriers, similar to our own reduction in revenue caused by decreased tariffs.

     Mobile Services. Cost of revenue from Mobile Services increased by 163% to $2.1 million, or 24% of revenue, for the six months ended June 30, 1999 from $0.8 million, or 89% of revenue, for the six months ended June 30, 1998.

     Of the Mobile Services increase in cost of revenue of $1.3 million in the six months ended June 30, 1999, $1.8 million was due to the consolidation of Golden Telecom (Ukraine) in the first half of 1999, offset by a $0.5 million decline in the business group's cost of revenue.

     Golden Telecom GSM cost of revenue increased by 13% to $1.8 million, or 21% of revenue, in the six months ended June 30, 1999, from $1.6 million, or 28% of revenue, in the six months ended June 30, 1998. The cost of revenue decreased as a proportion of revenue because a lower proportion of revenue was derived from sales of handsets, which produce low margins. Golden Telecom GSM was not consolidated until June 30, 1998.

  Selling, General and Administrative

     Our selling, general and administrative expenses increased by 13% to $19.1 million, or 40% of revenue, for the six months ended June 30, 1999 from $16.9 million, or 59% of revenue, for the six months ended June 30, 1998. Of the increase in selling, general and administrative expenses of $2.2 million, $5.2 million was due to the consolidation of Golden Telecom (Ukraine) and $2.2 million due to the consolidation of TCM. These increases were offset by a reduction of $5.2 million, which reflected decreases in costs at our other consolidated entities. These reduced costs included employee remuneration as a result of our efforts to enhance operating efficiency, as well as bad debt expense and non-income taxes.

  Depreciation and Amortization

     Our depreciation and amortization expenses increased by 256% to $13.9 million for the six months ended June 30, 1999 from $3.9 million for the six months ended June 30, 1998. This increase was a result of the transactions that enabled us to consolidate Golden Telecom (Ukraine) and TCM beginning in the second half of 1998.

  Interest, Net

     Our interest expense, net, decreased by 73% to $0.3 million for the six months ended June 30, 1999 from $1.1 million for six months ended June 30, 1998.

  Equity in Earnings/Losses of Ventures

     The losses after interest and tax charges from our investments in non-consolidated ventures were $5.2 million for the six months ended June 30, 1999, and our earnings from investments in non-consolidated ventures were $9.3 million for the six months ended June 30, 1998. These amounts include excess losses of $2.9 million for the first six months of 1999. In the first six months of 1998, we recovered $0.1 million of excess losses relating to previous periods. We recognized earnings at Sovintel of $0.7 million for the six months ended June 30, 1999 which partially offset our recognized losses at other ventures. In the six months ended June 30, 1998, our recognized earnings at Sovintel and TCM together were $9.5 million.

  Foreign Currency Loss

     Our foreign currency loss was $0.8 million for the six months ended June 30, 1999, compared to a $0.1 million loss for the six months ended June 30, 1998. This increased loss reflects the devaluation of the ruble that resulted from the August 1998 Russian financial crisis.

  Provision for Income Taxes

     Our provision for income taxes increased by 1333% to $4.3 million for the six months ended June 30, 1999 from $0.3 million for six months ended June 30, 1998. The increase was almost entirely due to the consolidation of TCM in the six months ended June 30, 1999. TCM was not consolidated in the six months ended June 30, 1998.

PRO FORMA CONSOLIDATED REVENUE AND COST OF REVENUE -- CONSOLIDATED REVENUE AND COST OF REVENUE FOR THE SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE PRO FORMA CONSOLIDATED REVENUE AND COST OF REVENUE FOR THE SIX MONTHS ENDED JUNE 30, 1998

  Revenue

     Our revenue decreased by 21% to $47.4 million for the six months ended June 30, 1999 from $60.0 million, on a pro forma basis, for the six months ended June 30, 1998. The breakdown of revenue by business group was as follows:

                                                        PRO FORMA             CONSOLIDATED
                                                   CONSOLIDATED REVENUE         REVENUE
                                                    FOR THE SIX MONTHS     FOR THE SIX MONTHS
                                                   ENDED JUNE 30, 1998    ENDED JUNE 30, 1999
                                                   --------------------   --------------------
                                                                  (IN MILLIONS)
  CLEC Services..................................          26.0                   21.6
  Data and Long Distance Services................          28.0                   18.1
  Mobile Services................................           6.7                    8.6
  Eliminations...................................          (0.7)                  (0.9)
                                                          -----                  -----
          Total Revenue..........................          60.0                   47.4

     CLEC Services. Revenue from CLEC Services decreased by 17% to $21.6 million for the six months ended June 30, 1999 from $26.0 million, on a pro forma basis, for the six months ended June 30, 1998. The decrease was largely attributable to a substantial decline in non-recurring revenue, comprised of installation fees, port sales and equipment sales. The revenue from these non-recurring items decreased to $0.3 million for the six months ended June 30, 1999 from $6.7 million, on a pro forma basis, for the six months ended June 30, 1998. The decrease in non-recurring revenue was due to the effects of the August 1998 Russian financial crisis, which resulted in our customers, especially cellular operators, having sufficient capacity for their reduced needs.

     Partially offsetting the decline in non-recurring revenue was an increase in recurring revenue, comprised of monthly fees and traffic revenue, to $21.3 million for the six months ended June 30, 1999 from $19.3 million, on a pro forma basis, for the six months ended June 30, 1998. The increase was partially due to increased traffic at Golden Telecom BTS, reflecting its growing customer base. In addition, the 1998 financial crisis affected Russia worse than Ukraine. The increase in recurring revenue was also partially due to the higher number of ports in use at TCM, as reflected by the high level of port sales for the six months ended June 30, 1998.

     Data and Long Distance Services. Revenue from Data and Long Distance Services decreased by 35% to $18.1 million for the six months ended June 30, 1999 from $28.0 million, on a pro forma basis, for the six months ended June 30, 1998. Data revenue remained flat at $12.5 million, primarily as a result of an increase in private line revenues offsetting a reduction in revenues from the sale of equipment. Long distance revenue decreased 64% to $5.6 million from $15.5 million as a result of reduced tariffs on long distance calls in response to competition from Rostelecom and other carriers. Rostelecom quotes its tariffs in rubles; therefore, its tariffs declined in dollar terms as the ruble devalued following the August 1998 Russian financial crisis. As a result, the average tariff in the six months ended June 30, 1999 was 70% lower than the average tariff in the six months ended June 30, 1998. In addition, traffic declined by 11% in the first half of 1999.

     Mobile Services. Revenue from Mobile Services increased by 28% to $8.6 million for the six months ended June 30, 1999 from $6.7 million, on a pro forma basis, for the six months ended June 30, 1998. Recurring revenue increased to $7.9 million for the six months ended June 30, 1999 from $4.8 million, on a pro forma basis, for the six months ended June 30, 1998. This increase is primarily attributable to the 118% growth in Golden Telecom GSM's active subscribers from June 30, 1998 to June 30, 1999 which was caused by the expansion of our Ukrainian cellular operations during 1998. Non-recurring revenue declined to $0.7 million for the six months ended June 30, 1999 from $1.9 million, on a pro forma basis, for the six months ended June 30, 1998. This decrease reflected reduced equipment sales in Russia as a result of the Russian financial crisis and a decline in the unit prices of handsets in Ukraine as a result of increased competition for new subscribers by Ukrainian cellular providers as the cellular market in Kiev continued to develop during 1998.

  Cost of Revenue

     The following table shows our cost of revenue in the six months ended June 30, 1998, on a pro forma basis, and the six months ended June 30, 1999:

                                                         PRO FORMA
                                                       CONSOLIDATED          CONSOLIDATED
                                                      COST OF REVENUE       COST OF REVENUE
                                                    FOR THE SIX MONTHS    FOR THE SIX MONTHS
                                                    ENDED JUNE 30, 1998   ENDED JUNE 30, 1999
                                                    -------------------   -------------------
                                                                  (IN MILLIONS)
Cost of Revenue
  CLEC Services...................................         $ 7.3                 $ 6.3
  Data and Long Distance Services.................          18.1                  11.3
  Mobile Services.................................           2.4                   2.1
  Eliminations....................................          (0.7)                 (1.0)
                                                           -----                 -----
Total Cost of Revenue.............................          27.1                  18.7

     Our cost of revenue decreased by 31% to $18.7 million for the six months ended June 30, 1999 from $27.1 million, on a pro forma basis, for the six months ended June 30, 1998.

     CLEC Services. Pro forma cost of revenue from CLEC Services decreased by 14% to $6.3 million, or 29% of revenue, for the six months ended June 30, 1999 from $7.3 million, or 28% of revenue, on a pro forma basis, for the six months ended June 30, 1998. The small increase as a percentage of revenues resulted from increased settlement and costs of sales as a result of increased traffic revenue and a reduction in our installation and connection revenue.

     Data and Long Distance Services. Pro forma cost of revenue from Data and Long Distance Services decreased by 38% to $11.3 million, or 62% of revenue, for the six months ended June 30, 1999 from $18.1 million, or 65% of revenue, on a pro forma basis, for the six months ended June 30, 1998. The significant decrease reflected a reduction in long distance settlement rates paid to other carriers, similar to our own reduction in revenue caused by decreased tariffs.

     Mobile Services. Pro forma cost of revenue from Mobile Services decreased by 13% to $2.1 million, or 24% of revenue, for the six months ended June 30, 1999 from $2.4 million, or 36% of revenue, on a pro forma basis, for the six months ended June 30, 1998. The increased gross margin was due to the lower proportion of revenue from sales of handsets, which produce low margins.

NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998

     This section includes a discussion of Sovintel's results of operations in the six months ended June 30, 1998 and 1999. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

  Revenue

     Sovintel's revenue decreased by 33% to $45.0 million for the six months ended June 30, 1999 from $67.1 million, for the six months ended June 30, 1998. Revenue from local, long distance and international call traffic decreased as a result of the August 1998 Russian financial crisis which adversely affected both traffic volumes and tariffs charged. In particular, traffic from cellular operators decreased 67% compared to the six months ended June 30, 1998. Revenue from incoming international traffic also fell sharply, largely because of a 26% reduction in the average settlement rates paid to Sovintel by other operators.

  Cost of Revenue

     Sovintel's cost of revenue decreased by 38% to $26.2 million for the six months ended June 30, 1999 from $42.0 million for the six months ended June 30, 1998. The decrease to 58% from 63% of revenue was primarily a result of lower international and domestic settlement rates paid to other operators. In particular, the effective rate paid to Russian carriers decreased because their tariffs are denominated in rubles.

  Selling, General and Administrative

     Sovintel's selling, general, administrative and certain other expenses decreased by 12% to $8.3 million, or 18% of revenue, for the six months ended June 30, 1999 from $9.4 million, or 14% of revenue for the six months ended June 30, 1998. This decrease was primarily due to lower turnover taxes as a result of decreased revenue. However, as a consequence of the decrease in revenue, selling, general and administrative expenses increased as a proportion of revenue.

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

     During 1998, we began to consolidate the results of Sovam from February 1, 1998, Golden Telecom (Ukraine) from June 30, 1998, and TCM from July 1, 1998. Before consolidating these companies, we used the equity method of accounting to report their results. Immediately after this discussion of our consolidated results we have also included a pro forma discussion of our results for 1997 and 1998, assuming that the acquisition of Sovam, Golden Telecom (Ukraine) and TCM were consolidated from January 1, 1997 and January 1, 1998, respectively.

  REVENUE

     Our revenue increased by 217% to $86.1 million for the year ended December 31, 1998 from $27.2 million for the year ended December 31, 1997. The increase was due primarily to our consolidation of Sovam from February 1, 1998, Golden Telecom (Ukraine) from June 30, 1998 and TCM from July 1, 1998, offset by decreased revenues caused by the August 1998 Russian financial crisis. The breakdown of revenue by business group was as follows:

                                                            CONSOLIDATED RESULTS   CONSOLIDATED RESULTS
                                                             FOR THE YEAR ENDED     FOR THE YEAR ENDED
                                                             DECEMBER 31, 1997      DECEMBER 31, 1998
                                                            --------------------   --------------------
                                                                           (IN MILLIONS)
CLEC Services.............................................         $ 0.0                  $26.5
Data and Long Distance Services...........................          24.7                   51.6
Mobile Services...........................................           2.3                    9.8
Eliminations..............................................           0.2                   (1.8)
                                                                   -----                  -----
          Total Revenue...................................         $27.2                  $86.1

     CLEC Services. Revenue from CLEC Services was $26.5 million for the year ended December 31, 1998. There was no CLEC Services revenue for the year ended December 31, 1997 because TCM and Golden Telecom BTS were not consolidated during that period.

     Of the CLEC Services increase in revenue of $26.5 million for the year ended December 31, 1998, $20.7 million was due to the consolidation of TCM from July 1, 1998. The balance of the CLEC Services revenue increase of $5.8 million was due to the consolidation of Golden Telecom BTS from June 30, 1998.

     TCM's revenue increased by 44% to $42.2 million for the year ended December 31, 1998 from $29.3 million for the year ended December 31, 1997. Of these amounts, traffic and monthly recurring revenue at TCM increased by 58% to $32.8 million in 1998 from $20.7 million in 1997, primarily due to the increased number of ports sold and to increased cellular traffic from Vimpelcom and KB Impulse. Port sales at TCM increased by 10% to $9.5 million in 1998 from $8.6 million in 1997, primarily as a result of increased port sales before the August 1998 Russian financial crisis. TCM was not consolidated in the year ended December 31, 1997.

     Golden Telecom BTS revenue increased by 212% to $10.3 million for the year ended December 31, 1998 from $3.3 million for the year ended December 31, 1997. Of these amounts, traffic and monthly recurring revenue at Golden Telecom BTS increased by 300% to $8.8 million in 1998 from $2.2 million in 1997, primarily due to the increased customer base and to increased international incoming and outgoing traffic. Non-recurring revenues such as equipment sales, installation and connection revenue increased by 27% to $1.4 million in 1998 from $1.1 million for the year ended December 31, 1997. Golden Telecom BTS was not consolidated in the year ended December 31, 1997.

     Data and Long Distance Services. Revenue from Data and Long Distance Services increased by 109% to $51.6 million for the year ended December 31, 1998 from $24.7 million for the year ended December 31, 1997.

     The Data and Long Distance Services increase in revenue of $26.9 million in the year ended December 31, 1998 was principally due to the consolidation of Sovam from February 1, 1998. The balance of the Data and Long Distance Services revenue increase was due to an increase in revenue of TeleRoss operating company.

     Sovam's revenue increased by 41% to $24.9 million for the year ended December 31, 1998 from $17.8 million for the year ended December 31, 1997, primarily due to increased revenue from leasing private line facilities. Revenue from Internet access services increased by 65% to $6.1 million in 1998 from $3.7 million in 1997 because of increased usage, of which $3.3 million related to dedicated leased lines and $2.8 million to dial-up access facilities in 1998. Sovam was not consolidated in the year ended December 31, 1997.

     Revenue from long distance services increased by 8% to $26.7 million in 1998 from $24.7 million in 1997 as a result of increased long distance traffic volumes during the first six months of 1998. After the August 1998 Russian financial crisis, traffic levels decreased, and TeleRoss reduced its tariffs to remain competitive with Rostelecom. These decreased tariffs resulted in decreased revenue in the third and fourth quarters of 1998.

     Mobile Services. Revenue from Mobile Services increased by 326% to $9.8 million for the year ended December 31, 1998 from $2.3 million for the year ended December 31, 1997.

     Of the Mobile Services revenue increase of $7.5 million in the year ended December 31, 1998, $8.0 million was due to the consolidation of Golden Telecom (Ukraine) from June 30, 1998. The balance, a reduction of $0.5 million, was due to a decrease in revenue largely generated by equipment sales, including handsets.

     As its network became fully operational during 1998, Golden Telecom GSM revenue increased by 254% to $13.8 million for the year ended December 31, 1998 from $3.9 million for the year ended December 31, 1997. Golden Telecom GSM was not consolidated in the year ended December 31, 1997.

EXPENSES

     The following table shows our principal expenses for the years ended December 31, 1998 and December 31, 1997:

                                                            CONSOLIDATED RESULTS   CONSOLIDATED RESULTS
                                                             FOR THE YEAR ENDED     FOR THE YEAR ENDED
                                                             DECEMBER 31, 1997      DECEMBER 31, 1998
                                                            --------------------   --------------------
                                                                           (IN MILLIONS)
Cost of Revenue
  CLEC Services...........................................         $  0.0                 $ 7.3
  Data and Long Distance Services.........................           18.5                  34.6
  Mobile Services.........................................            1.9                   3.6
  Eliminations............................................            0.0                  (1.9)
                                                                   ------                 -----
Total Cost of Revenue.....................................           20.4                  43.6
Selling, General and Administrative.......................           21.2                  45.3
Depreciation and Amortization.............................            4.4                  16.7
Equity in (Earnings) Losses of Ventures...................          (12.4)                 (2.6)
Interest, Net.............................................            0.4                   3.0
Foreign Currency Loss.....................................            0.4                   7.5
Provision for Income Taxes................................            0.6                   5.2

  Cost of Revenue

     Our cost of revenue increased by 114% to $43.6 million for the year ended December 31, 1998 from $20.4 million for the year ended December 31, 1997. The increase was caused primarily by our acquisitions of minority interests, and the resulting consolidations, of Sovam, Golden Telecom (Ukraine) and TCM during 1998.

     CLEC Services. Cost of revenue from CLEC Services was $7.3 million, or 28% of revenue, for the year ended December 31, 1998. There was no CLEC Services cost of revenue for the year ended December 31, 1997.

     Of the CLEC Services increase in cost of revenue of $7.3 million in the year ended December 31, 1998, $5.0 million was due to the consolidation of TCM from July 1, 1998. The balance of the CLEC Services cost of revenue increase of $2.3 million was due to the consolidation of Golden Telecom BTS from June 30, 1998.

     TCM's cost of revenue increased by 55% to $10.4 million, or 25% of revenue, for the year ended December 31, 1998 from $6.7 million, or 23% of revenue, for the year ended December 31, 1997. This slight increase as a percentage of revenue was due to traffic revenue increasing as a percentage of TCM's revenue mix. TCM was not consolidated in the year ended December 31, 1997.

     Golden Telecom BTS cost of revenue increased by 200% to $4.2 million, or 41% of revenue, for the year ended December 31, 1998 from $1.4 million, or 42% of revenue, for the year ended December 31, 1997. Golden Telecom BTS was not consolidated in the year ended December 31, 1997.

     Data and Long Distance Services. Cost of revenue from Data and Long Distance Services increased by 87% to $34.6 million, or 67% of revenue, for the year ended December 31, 1998 from $18.5 million, or 75% of revenue, for the year ended December 31, 1997.

     Of the Data and Long Distance Services increase in cost of revenue of $16.1 million for the year ended December 31, 1998, $12.6 million was due to the consolidation of Sovam from February 1, 1998. The balance of the Data and Long Distance Services cost of revenue increase of $3.5 million was due to an increase in cost of revenue of TeleRoss operating company.

     Sovam's cost of revenue increased by 24% to $12.6 million, or 51% of revenue, for the year ended December 31, 1998 from $10.2 million, or 57% of revenue, for the year ended December 31, 1997. The reduction as a percentage of revenue was due to increased usage of our fixed network. Sovam was not consolidated in the year ended December 31, 1997.

     Cost of revenue from long distance services increased by 22% to $22.0 million, or 82% of revenue, in 1998 from $18.0 million, or 73% of revenue, in 1997. The decreased gross margin in 1998 was primarily due to tariff reductions following the August 1998 Russian financial crisis.

     Mobile Services. Cost of revenue from Mobile Services increased by 89% to $3.6 million, or 37% of revenue, for the year ended December 31, 1998 from $1.9 million, or 83% of revenue, for the year ended December 31, 1997.

     The Mobile Services cost of revenue increase of $1.7 million in the year ended December 31, 1998, was entirely due to the consolidation of Golden Telecom (Ukraine) from June 30, 1998.

     Golden Telecom GSM cost of revenue increased by 43% to $3.3 million, or 24% of revenue, for the year ended December 31, 1998 from $2.3 million, or 59% of revenue, for the year ended December 31, 1997. The cost of revenue decreased because a lower proportion of revenue was derived from sales of handsets, which have higher costs in relation to their selling price than revenues derived from traffic. Golden Telecom GSM was not consolidated in the year ended December 31, 1997.

  Selling, General and Administrative

     Our selling, general and administrative expenses increased by 114% to $45.3 million, or 53% of revenue, for the year ended December 31, 1998 from $21.2 million, or 78% of revenue, for the year ended December 31, 1997. This increase was attributable primarily to the fact that such expenses of Sovam, Golden Telecom (Ukraine) and TCM were included in our consolidated results of operations for part of 1998 and not during 1997.

     Of the increase in selling, general and administrative expenses of $24.1 million, $10.9 was due to the consolidation of Sovam, $2.2 million was due to the consolidation of TCM and $4.6 million was due to the consolidation of Golden Telecom (Ukraine). The remainder of the increase, $6.4 million, was largely due to increased costs in our Mobile Services business group.

  Depreciation and Amortization

     Our depreciation and amortization expenses increased by 280% to $16.7 million for the year ended December 31, 1998 from $4.4 million for the year ended December 31, 1997. This increase was a result of the transactions that enabled us to consolidate Sovam, Golden Telecom (Ukraine) and TCM beginning in the second half of 1998 and not during 1997.

  Equity in Earnings/Losses of Ventures

     Our earnings after interest and tax charges from investments in non-consolidated ventures decreased to $2.6 million for the year ended December 31, 1998 from $12.4 million for the year ended December 31, 1997. These results included excess losses of $2.3 million for 1998 and $2.0 million for 1997. Sovintel and TCM generated combined earnings of $6.8 million for 1998 and $15.7 million for 1997, which offset losses generated by our other ventures. We began to consolidate TCM effective as of July 1, 1998.

  Interest, Net

     Our interest expense, net, increased by 650% to $3.0 million for the year ended December 31, 1998 from $0.4 million for the year ended December 31, 1997. The increase was partly due to the consolidation of Golden Telecom (Ukraine) and partly due to certain debt financing costs that we incurred in 1998 associated with our mobile ventures.

  Foreign Currency Loss

     Our foreign currency loss increased to $7.5 million for the year ended December 31, 1998 from $0.4 million for the year ended December 31, 1997. This substantial increase in foreign currency loss in 1998 was due to the devaluation of the ruble. See "-- Special Note Regarding the Russian Financial Crisis".

  Provision for Income Taxes

     Our provision for income taxes increased by 767% to $5.2 million for the year ended December 31, 1998 from $0.6 million for year ended December 31, 1997. The increase was almost entirely due to the consolidation of TCM from July 1, 1998. TCM's provision for income taxes following consolidation was $4.8 million. TCM was not consolidated in the year ended December 31, 1997.

PRO FORMA CONSOLIDATED REVENUE AND COST OF REVENUE -- PRO FORMA CONSOLIDATED REVENUE AND COST OF REVENUE FOR THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO PRO FORMA CONSOLIDATED REVENUE AND COST OF REVENUE FOR THE YEAR ENDED DECEMBER 31, 1997

  Revenue

     Our pro forma revenue increased by 47% to $117.4 million for the year ended December 31, 1998 from $79.7 million for the year ended December 31, 1997. The breakdown of revenue by business group was as follows:

                                                       PRO FORMA               PRO FORMA
                                                  CONSOLIDATED REVENUE    CONSOLIDATED REVENUE
                                                   FOR THE YEAR ENDED      FOR THE YEAR ENDED
                                                   DECEMBER 31, 1997       DECEMBER 31, 1998
                                                  --------------------    --------------------
                                                                 (IN MILLIONS)
CLEC Services...................................         $32.6                   $ 52.5
Data and Long Distance Services.................          42.4                     51.6
Mobile Services.................................           6.2                     15.9
Eliminations....................................          (1.5)                    (2.6)
                                                         -----                   ------
Total Revenue...................................         $79.7                   $117.4

     CLEC Services. Pro forma revenue from CLEC Services increased by 61% to $52.5 million for the year ended December 31, 1998 from $32.6 million for the year ended December 31, 1997. TCM's revenue increased by 44% to $42.2 million for 1998 from $29.3 million for 1997. Golden Telecom BTS's revenue increased by 212% to $10.3 million in 1998 from $3.3 million in 1997. Combined pro forma traffic and monthly recurring revenue increased by 82% to $41.6 million in 1998 from $22.9 million in 1997. This increase was primarily attributable to increased customer base and to increased international incoming and outgoing traffic at Golden Telecom BTS, as well as an increase in TCM's revenue from Vimpelcom and KB Impulse due to an increase in cellular traffic. Pro forma installation and connection revenue increased 11% to $10.4 million in 1998 from $9.4 million in 1997, primarily as a result of increased port connection fees at TCM before the August 1998 Russian financial crisis.

     Data and Long Distance Services. Pro forma revenue from Data and Long Distance Services increased by 22% to $51.6 million for the year ended December 31, 1998 from $42.4 million for the year ended December 31, 1997. Pro forma data revenue increased by 41% to $24.9 million in 1998 from $17.7 million in 1997, primarily due to increased revenue from leasing private line facilities. Pro forma revenue from Internet access services increased by 65% to $6.1 million in 1998 from $3.7 million in 1997 because of increased usage, of which $3.3 million related to dedicated leased lines and $2.8 million to dial-up access facilities in 1998. Pro forma revenue from long distance services increased by 8% to $26.7 million in 1998 from $24.7 million in 1997 as a result of increased long distance traffic volumes during the first six months of 1998. After the August 1998 Russian financial crisis, traffic levels decreased and TeleRoss reduced its tariffs to remain competitive with Rostelecom, resulting in decreased revenue in the third and fourth quarters of 1998.

     Mobile Services. Pro forma revenue increased by 156% to $15.9 million for the year ended December 31, 1998 from $6.2 million for the year ended December 31, 1997, as our Golden Telecom GSM network became fully operational.

  Cost of Revenue

     The following table shows our principal pro forma cost of revenue for the years ended December 31, 1998 and 1997:

                                                         PRO FORMA            PRO FORMA
                                                        CONSOLIDATED         CONSOLIDATED
                                                      COST OF REVENUE      COST OF REVENUE
                                                     FOR THE YEAR ENDED   FOR THE YEAR ENDED
                                                     DECEMBER 31, 1997    DECEMBER 31, 1998
                                                     ------------------   ------------------
                                                                  (IN MILLIONS)
Cost of Revenue
  CLEC Services....................................        $  8.1               $ 14.6
  Data and Long Distance Services..................          28.2                 34.6
  Mobile Services..................................           4.1                  5.3
  Eliminations.....................................          (1.3)                (2.6)
                                                           ------               ------
Total Cost of Revenue..............................        $ 39.1               $ 51.9

     Our pro forma cost of revenue increased by 33% to $51.9 million, or 44% of revenue, for the year ended December 31, 1998 from $39.1 million, or 49% of revenue, for the year ended December 31, 1997.

     CLEC Services. Pro forma cost of revenue from CLEC Services increased by 80% to $14.6 million, or 28% of revenue, for the year ended December 31, 1998 from $8.1 million, or 25% of revenue, for the year ended December 31, 1997. The increase was due to higher settlement and interconnection costs.

     Data and Long Distance Services. Pro forma cost of revenue from Data and Long Distance Services increased by 23% to $34.6 million, or 67% of revenue, for the year ended December 31, 1998 from $28.2 million, or 67% of revenue, for the year ended December 31, 1997. Pro forma cost of revenue from data services increased by 24% to $12.6 million, or 51% of revenue, in 1998 from $10.2 million, or 58% of revenue, in 1997. Pro forma cost of revenue from domestic long distance services increased by 22% to $22.0 million, or 82% of revenue, in 1998 from $18.0 million, or 73% of revenue, in 1997. The decreased gross margin in 1998 in domestic long distance services was due to tariff reductions following the August 1998 Russian financial crisis.

     Mobile Services. Pro forma cost of revenue from Mobile Services increased by 29% to $5.3 million, or 33% of revenue, for the year ended December 31, 1998 from $4.1 million, or 66% of revenue, for the year ended December 31, 1997. The increased gross margin was due to the lower proportion of revenue from sales of handsets, which produce low margins.

NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 1998 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

     This section includes a discussion of Sovintel's results of operations in the years ended December 31, 1998 and 1997. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

  Revenue

     Sovintel's revenue increased by 9% to $124.2 million for the year ended December 31, 1998 from $114.0 million for the year ended December 31, 1997. This increase was due to a 7% increase to $52.0 million in international outgoing calls, a 41% increase to $19.7 million in domestic long distance calls, and a 36% increase to $18.9 million in switched line rentals. However, the August 1998 Russian financial crisis adversely affected revenue from local calls, international incoming calls, and new connections during the third and fourth quarters of 1998.

  Cost of Revenue

     Sovintel's cost of revenue increased by 11% to $76.2 million, or 61% of revenue, for the year ended December 31, 1998, from $68.4 million, or 60% of revenue, for the year ended December 31, 1997. The gross margin percentage did not change significantly.

  Selling, General and Administrative

     Sovintel's selling, general and administrative expenses increased by 50% to $23.8 million, or 19% of revenue, for the year ended December 31, 1998 from $15.9 million, or 14% of revenue, for the year ended December 31, 1997. The largest portion of the increase was attributable to the provision for bad debt and to turnover and other taxes. The provision for bad debt increased by $2.1 million to $2.7 million in 1998 from $0.6 million in 1997 principally as a result of the effect of the August 1998 Russian financial crisis. Turnover and other taxes increased by 37% to $7.1 million in 1998 from $5.2 million in 1997, primarily as a result of the increase in revenue during 1998.

CONSOLIDATED RESULTS -- CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     For the years ended December 31, 1997 and 1996, TeleRoss operating company accounted for the majority of our results of operations because it was the sole operating subsidiary that was consolidated.

  Revenue

     Our revenue increased by 108% to $27.2 million for the year ended December 31, 1997 from $13.1 million for the year ended December 31, 1996. The increase was mainly caused by a 160% increase in our revenue from long distance services due to the commencement of operations of many of the TeleRoss regional ventures.

  Cost of Revenue

     Our cost of revenue increased to $20.4 million, or 75% of revenue, for the year ended December 31, 1997, compared to $10.1 million, or 77% of revenue, for the year ended December 31, 1996.

  Selling, General and Administrative

     Our selling, general and administrative expenses increased by 20% to $21.2 million, or 78% of revenue, for the year ended December 31, 1997 from $17.7 million, or 135% of revenue, for the year ended December 31, 1996. The TeleRoss operating company accounted for $11.8 million of the total selling, general and administrative expenses in 1997. The balance was attributable to our mobile services and general corporate overhead.

 Depreciation and Amortization

     Our depreciation and amortization increased by 57% to $4.4 million for the year ended December 31, 1997 from $2.8 million for the year ended December 31, 1996. The increase reflected new investment in our network, plant and equipment.

 Equity in Earnings/Losses of Ventures

     The earnings from our non-consolidated ventures were $12.4 million for the year ended December 31, 1997 and $3.8 million for the year ended December 31, 1996. These figures are net of excess losses of $2.0 million in 1997 and $3.3 million in 1996. Our recognized earnings in Sovintel and TCM combined was $15.7 million in 1997 and $11.8 million in 1996. These earnings were offset by losses generated by other ventures. See "-- Non-Consolidated Results -- Results of Non-Consolidated Operations for the Year Ended December 31, 1997 compared to the Results of Non-Consolidated Operations for the Year Ended December 31, 1996".

NON-CONSOLIDATED RESULTS -- RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE RESULTS OF NON-CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     This section includes a discussion of Sovintel's results of operations in the years ended December 31, 1997 and 1996. Sovintel was our principal non-consolidated operating company during these periods.

SOVINTEL

  Revenue

     Sovintel's revenue increased by 52% to $114.0 million for the year ended December 31, 1997 from $75.0 million for the year ended December 31, 1996. This increase was primarily attributable to increases in local and international incoming and outgoing traffic.

  Cost of Revenue

     Sovintel's cost of revenue increased by 68% to $68.4 million, or 60% of revenue, for the year ended December 31, 1997 from $40.7 million, or 54% of revenue, for the year ended December 31, 1996. The increase as a percentage of revenue was primarily attributable to a decrease in the margin earned on international outgoing minutes, and an increase in the proportion of traffic consisting of lower margin domestic traffic.

  Selling, General and Administrative

     Sovintel's selling, general and administrative expenses increased by 59% to $15.9 million, or 14% of revenue, for the year ended December 31, 1997 from $10.0 million, or 13% of revenue, for the year ended December 31, 1996. This increase was related to increases in turnover and other taxes, as well as higher personnel and advertising costs.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash and cash equivalents were $14.5 million and $3.4 million as of June 30, 1999 and 1998, respectively. Our restricted cash was $29.6 million and $16.3 million as of June 30, 1999 and 1998, respectively. The restricted cash is maintained in connection with certain of our debt obligations as described below.

     Our total equity of $165.0 million as of June 30, 1999 included an accumulated deficit of $89.1 million. Included in the $89.1 million are net losses of approximately $33.6 million, $7.9 million and $15.5 million for the years ended December 31, 1998, 1997 and 1996, respectively, and $16.0 million for the six months ended June 30, 1999. During 1998, GTS contributed additional capital to our company amounting to $86.9 million, of which $67.4 million was in cash. The remainder of the contributed capital related to payments made in accordance with an agreement under which we acquired an indirect shareholding in TCM.

     During the six months ended June 30, 1999 and 1998, we used cash of $3.3 million and $4.3 million, respectively, for our operating activities. We also used cash of $6.9 million and $19.5 million for investing activities, that was principally attributable to building our telecommunications networks, for the six months ended June 30, 1999 and 1998, respectively.

     We had working capital of $7.5 million as of June 30, 1999 and $2.2 million as of June 30, 1998. At June 30, 1999, we had total debt of approximately $23.2 million, of which $5.0 million were current maturities. At December 31, 1998, we had total debt of approximately $24.5 million, of which $3.0 million were current maturities. This compared to total debt of $1.6 million at December 31, 1997, of which $1.5 million were current maturities. At December 31, 1998, none of our long-term debt was at fixed rates.

     In connection with the purchase of equipment and services for certain Vostok Mobile ventures in Russia, those ventures entered into a credit agreement with The Chase Manhattan Bank, New York, providing for up to $30.7 million of financing. The facility is guaranteed by the vendor of such equipment and services, and is insured against certain political risks by the Overseas Private Investment Corporation. To the extent that the guarantor is required to make any payments pursuant to such guarantee, GTS is required to reimburse 50% of such payments. The loans under the facility bear interest at LIBOR plus 35 basis points, with principal and interest payments due semiannually in June and December of each year through December 15, 2002. At June 30, 1999, $14.4 million in loans were outstanding under the facility. Because of the financial condition of certain Vostok Mobile ventures, GTS has made some of the principal and interest payments on behalf of the ventures.

     In early September 1999, we and GTS reached an agreement in principle with the vendor which has guaranteed the obligations under this facility. GTS agreed with the vendor that, contingent upon the completion of this offering by November 15, 1999, GTS and the vendor would each pay, on behalf of the ventures that are borrowers under the facility, one-half of the amount due under the facility, or a total of approximately $14.4 million. This payment would be made at the completion of this offering. The other material terms of this agreement in principle are described under "Description of Certain Financing Arrangements and Indebtedness".

     In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. The agreement carries interest at a rate equal to the DM LIBOR rate plus 4.5% per annum. At June 30, 1999, approximately $2.6 million, including accrued interest, was outstanding under this agreement.

     In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation, whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest beginning six months after completion of the installation of such equipment. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0% per annum. At June 30, 1999, approximately $9.2 million, including accrued interest, was outstanding under this agreement.

     In August 1998, one of the Vostok Mobile ventures entered into an installment purchase agreement with Ericsson Radio Systems AB. Under the agreement, the venture is required to make quarterly payments of interest and principal. The agreement carries an implicit interest rate equal to approximately 10.2% per annum. At June 30, 1999, approximately $1.9 million was outstanding under this agreement.

     GTS has guaranteed the payments under the Motorola and Ericsson agreements. To the extent that GTS makes any payments under such guarantees, we will be required to indemnify GTS for such payments.

     We have historically received funding from GTS to meet our operational and capital requirements. We do not anticipate that GTS will provide additional funding to us following the completion of this offering.

     We currently expect the net proceeds of this offering to be $     million,
after deducting estimated commissions and offering expenses of $     million. We
intend to use our net proceeds from the offering primarily to finance potential acquisitions and business development, network expansion, working capital and general corporate purposes. We may, from time to time, evaluate potential acquisitions and investment opportunities. Announcements concerning potential acquisitions and investments could be made at any time; however, we cannot assure you that we will identify suitable acquisition and investment candidates or that we will, in fact, complete any acquisitions or investments. Until we use the net proceeds from this offering for a particular purpose, we expect to invest them in short-term interest-bearing securities.

     In order for us to compete successfully, we will require substantial additional capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including losses from operations. We will also require additional capital for our acquisition and business development initiatives. We expect that we will require over $140 million over the next three years to fund our capital expenditures and operations. This amount relates to our consolidated and equity method ventures. The net proceeds of this offering will be applied to these funding requirements. We also expect to fund these requirements through proceeds from additional equity and debt offerings that we may conduct, debt financing facilities, and our cash flow from operations.

     In addition to the external financing discussed above, we have funded our consolidated subsidiaries and affiliates through two methods of financing. Certain of our operating companies have received direct debt financing through loans from affiliated companies. In addition, since September 1997, certain of our operating companies have borrowed funds under a $30.0 million back-to-back, three-year, revolving bank facility from a Western-owned bank licensed to operate in Russia. Under this facility, we provide cash collateral for onshore loans made by the bank to our Russian-registered ventures. The funding level as at June 30, 1999 totalled $24.5 million, of which $9.4 million was funded to our consolidated subsidiaries and $15.1 million was funded to our affiliates.

     We expect our current sources of funding, including the net proceeds from this offering, to finance our capital requirements for the next 18 to 24 months. The actual amount and timing of our future capital requirements may differ materially from our current estimates because of changes and fluctuations in our revenue, operating costs, acquisitions and investments, network expansion plans and access to alternative sources of financing on favorable terms. However, we may not be able to obtain additional financing on favorable terms. As a result, we may be subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations.

     We cannot assure you that our operations will achieve or sustain profitability or positive cash flow in the future. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service obligations or working capital requirements, and the value of our shares of common stock may decline.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK AND TREASURY AND CURRENCY EXPOSURE MANAGEMENT

     Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our treasury operations are conducted within a framework of policies and guidelines that have been established and authorized by our board of directors. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

     The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that increasingly restrict the purposes for which conversion and the payment of foreign currencies are allowed.

     Given that much of the operating ventures' costs are indexed to or denominated in US dollars, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, certain ventures generally either price or invoice in US dollars or index their invoices and collections to the applicable dollar exchange rate. Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or pre-payments and heavy penalty clauses for overdue payments. Maintaining the dollar value of our revenue subjects us to additional tax on exchange gains. Exposure on ruble cash balances is reduced by lending cash from cash-generating operating companies to those that are able to convert and pay down dollar denominated liabilities.

     Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

     We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. A portion of our debt obligations is denominated in foreign currencies which exposes us to risks associated with changes in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

     The following table provides information about our debt obligations that are sensitive to changes in interest rates.

                                                                                                       FAIR
                                                                                                      VALUE
                                   1999     2000      2001     2002    2003   THEREAFTER    TOTAL    12/31/98
                                  ------   -------   ------   ------   ----   ----------   -------   --------
Long-term debt, including
  current portion
  Variable rate.................  $3,018   $16,263   $3,098   $2,080   $--       $--       $24,459   $24,459
  Average interest rate.........    8.54%     9.74%    8.65%    8.70%   --        --            --        --

     The following table provides information about our financial instruments by functional currency and where applicable, presents such information in US dollar equivalents. The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

                                                                                                      FAIR
                                                                                                     VALUE
                                  1999     2000      2001     2002    2003   THEREAFTER    TOTAL    12/31/98
                                 ------   -------   ------   ------   ----   ----------   -------   --------
Long-term debt, including
  current portion
US dollars
  Variable rate................  $1,501   $14,746   $2,661   $2,080   $--       $--       $20,988   $20,988
  Average interest rate........    8.70%     9.89%    8.70%    8.70%   --        --            --        --
German marks
  Variable rate................  $1,465   $ 1,465   $  427   $   --   $--       $--       $ 3,357   $ 3,357
  Average interest rate........    8.38%     8.38%    8.38%      --    --        --            --        --
Ukrainian hryvna
  Variable rate................  $   52   $    52   $   10   $   --   $--       $--       $   114   $   114
  Average interest rate........    8.38%     8.38%    8.38%      --    --        --            --        --

SPECIAL NOTE REGARDING THE RUSSIAN FINANCIAL CRISIS

     As a result of the devaluation of the ruble and the consequences of the August 1998 Russian financial crisis, our consolidated and non-consolidated entities recorded a $13.1 million pre-tax charge for the third quarter of 1998. This charge related primarily to foreign currency exchange losses of $9.6 million for ruble-denominated net monetary assets with the remainder associated with estimates for uncollectable accounts receivable of $2.2 million and unrecoverable cash deposits of $1.3 million. We do not believe that the possible loss of these cash deposits was material to our results of operations or our liquidity.

     The charge followed a monetary and financial crisis in Russia when, on August 17, 1998, the exchange rate of the Russian ruble, relative to other currencies, declined significantly. Three measures implemented by the Russian government were the immediate and primary cause of this monetary and financial crisis:

     - The Russian government suspended the repayment of domestic sovereign securities; subsequently, secondary trading in these securities was halted. Since many Russian banks had substantial investments in these securities, severe liquidity problems resulted for the banks;

     - The Russian government allowed the value of the ruble to fluctuate below the ruble/US dollar exchange rate corridor that the Russian government had previously committed to support; this represented an effective devaluation of the ruble; and

     - The Russian government imposed a 90-day moratorium on certain offshore credit repayments. The 90-day moratorium expired on November 16, 1998.

     The banking situation in Russia remains unstable and there remains an ongoing risk that many banks may be declared bankrupt. Although Sberbank has been identified as a possible vehicle for offering federal deposit insurance, the necessary legislation has not been adopted. Currently, deposits held at Russian banks, including Sberbank, are not insured.

     The Russian financial crisis has adversely affected foreign investment and has contributed to the decreased demand for business services. This reduction in demand has, in turn, contributed to a significant reduction in our revenues and in the operating results of some of our largest customers. For example, Vimpelcom, a Moscow cellular provider and one of our largest customers, has recently requested a reduction in the fees paid to TCM. Revenues from Vimpelcom and its affiliates represented approximately 22% of our consolidated revenues for the six months ended June 30, 1999 and approximately 20% of our consolidated revenues for the year ended December 31, 1998. We have agreed to a reduction in Vimpelcom's fees through the end of 1999, and we have agreed to discuss possible further reductions. These discussions may lead to a significant reduction in payments by Vimpelcom and may have a material adverse effect on our consolidated revenues. Although reduced revenues from Vimpelcom will reduce our margins in the short term, we believe that when the Moscow cellular market recovers, we should be well positioned to improve our margins by selling additional numbering capacity to Vimpelcom and by recognizing increased recurring revenue as cellular traffic increases.

     The table below presents, for the periods indicated, the exchange rate for the US dollar against the ruble based on the official rate of the Central Bank of Russia, expressed in terms of rubles per US dollar. These exchange rates are calculated as the average of the exchange rates each business day during the relevant period. On January 1, 1998, the ruble was redenominated at the ratio of 1000:1. The entries in the table before that date are adjusted to reflect this redenomination.


                   QUARTER ENDED                     PERIOD END   AVERAGE   HIGH     LOW
                   -------------                     ----------   -------   -----   -----
December 31, 1996..................................     5.56        5.43     5.56    5.40
March 31, 1997.....................................     5.73        5.65     5.73    5.56
June 30, 1997......................................     5.78        5.77     5.78    5.73
September 30, 1997.................................     5.86        5.82     5.86    5.78
December 31, 1997..................................     5.96        5.91     5.96    5.86
March 31, 1998.....................................     6.11        6.15     6.11    5.96
June 30, 1998......................................     6.20        6.27     6.20    6.11
September 30, 1998(1)..............................    16.06        9.26    20.82    6.24
December 31, 1998..................................    20.65       17.46    20.90   13.00
March 31, 1999.....................................    24.18       22.90    24.18   20.65
June 30, 1999......................................    24.22       24.90    25.12   23.99
September 30, 1999(2)..............................    25.22       24.81    25.87   24.19


- ---------------

(1) The last official exchange rate prior to the suspension of trading on August 17, 1998 was 6.27 rubles per US dollar.


(2) Through September 29, 1999.

     The following table shows the effect of the August 1998 Russian financial crisis on our historical and pro forma results of operations by presenting our quarterly results since the beginning of 1998. Our pro forma results of operations give effect to the transactions whereby we obtained ownership of 100% of Sovam, 56.75% of Golden Telecom (Ukraine) and 95% of TCM as if they had occurred at the beginning of the three-month periods indicated, as opposed to their actual dates of February 1998, June 1998 and July 1998, respectively. These transactions allowed us to consolidate these ventures.

                                          PRO FORMA
                                     --------------------                          ACTUAL
                                        FOR THE THREE        ---------------------------------------------------
                                         MONTHS ENDED                    FOR THE THREE MONTHS ENDED
                                     --------------------    ---------------------------------------------------
                                     MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                       1998        1998          1998            1998         1999        1999
                                     ---------   --------    -------------   ------------   ---------   --------
                                                                   (IN THOUSANDS)
Revenue............................   $27,306    $32,680       $ 31,966        $ 25,415     $ 24,185    $ 23,170
Cost of revenue....................    12,567     14,550         12,709          12,048        9,326       9,376
Gross margin.......................    14,739     18,130         19,257          13,367       14,859      13,794
Selling, general and
  administrative...................    11,049     11,624         17,124          11,299        8,638      10,432
Net loss...........................    (1,939)      (395)       (17,121)        (13,377)      (7,776)     (8,194)

     Revenue declined sharply in the fourth quarter of 1998, beginning immediately after the August financial crisis. The areas principally affected include:

     - Our domestic long distance business, because TeleRoss was required to lower its rates significantly to remain competitive with Rostelecom, which continues to price in rubles and has not adjusted its rates to reflect the devaluation of the ruble;

     - New installations and connections, which have significantly decreased across all our business groups; and

     - Our Mobile Services division, because mobile telephony usage has declined significantly in Russia since the financial crisis.

     As a result of the financial crisis, we have implemented a number of measures to rationalize our operations. These measures include renegotiating settlement costs and reducing selling, general and administrative expenses, including headcount reductions. As a result of these measures, our cost of revenue of $9.4 million in the second quarter of 1999 was 22% lower than the cost of revenue in the fourth quarter of 1998, resulting in an improvement of the gross margin to 60% of revenue from 53% of revenue. Furthermore, selling, general and administrative expenses fell by a similar proportion resulting in a significant overall improvement in cash flow from operations compared to the fourth quarter of 1998. We have also recently unified our management of TCM, TeleRoss and Sovam. We believe that we will derive operational benefits from the further integration of these consolidated companies and the changes in our operations and corporate structure.

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using 00 as the year 1900 rather than the year 2000. Use of non-Year 2000 compliant programs could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions and invoices or engage in similar normal business activities.

     Issues Posed by the Year 2000 Issue. We are exposed to the Year 2000 issue in a number of ways. Among other things, the Year 2000 issue might affect our:
(1) computer hardware and software; (2) telecommunications equipment and other systems with embedded logic, including, among other things, our fire detection, access control systems, heating, ventilation and air conditioning, and uninterruptible power supply; (3) operating partners and organizations upon which we are dependent; (4) local access connections, upon which we are dependent; and (5) supply chain.

     Our Year 2000 Compliance Program. We have initiated a Year 2000 compliance program to address the aforementioned risks which the Year 2000 issue poses and to avoid any material loss or impact to us or our customers due to these risks. The object of this Year 2000 compliance program is to ensure that neither the performance nor functionality of our operations are affected by dates, prior to, during and after 2000. The scope of the Year 2000 compliance program includes all of the business functions, locations and resources which are essential to us. The resources which are within the scope of the Year 2000 compliance program are, among other things, our computer systems, software, vendor supplied software, telecommunications equipment, third party telecommunications partners and other network service suppliers, environmental and building control systems, internal communication systems and other interfaces with third party services. As explained below, our efforts to assess our systems as well as non-system areas related to Year 2000 compliance involve (1) a wide-ranging assessment of the Year 2000 problems that may affect us, (2) the development of remedies to address the problems discovered in the assessment phase and (3) testing of the remedies.

     Assessment Phase. The assessment phase includes internal and third party review of potential risks associated with the availability, integrity and reliability of operational systems necessary to conduct business. During the assessment phase we have identified substantially all of our major hardware and software platforms, applications, telecommunications equipment and other non-IT resources that support the business functions. The assessment phase of the Year 2000 compliance program further identified the internal and external technical interfaces, third party business relationships and internally developed systems which might be materially impacted by Year 2000 issues. Our observations from the assessment phase during the third and fourth quarters of 1998 is that most of our telecommunications equipment and software has been purchased within the past three years and the majority is already compliant or can be made compliant with minor upgrades. We completed the assessment phase of our Year 2000 readiness in the fourth quarter of 1998.

     Remediation, Prevention and Testing Phases. Based on those resources identified in the assessment phase, we developed a detailed plan in the fourth quarter of 1998 that was followed by an upgrade, a remediation, a prevention and a testing phase in early 1999. We believe that billing and information systems used by our ventures outside Moscow, Kiev and St. Petersburg may not be fully Year 2000 compliant, and we are reviewing these and our other computer systems to prepare for the Year 2000 date change.

     Assessment of Third Party Compliance. We believe that the potential non-compliance of third parties on whom we rely in providing our services poses a significant threat to our operations in connection with the Year 2000 problem. Although we have independent generators that could sustain our central switches for a limited period of time, a failure of the Moscow, Kiev or St. Petersburg power network for an extended period of time may result in the temporary suspension of our services if we are unable to deliver power to these switches. Not all our systems in the regions have independent generators, and a failure of the local electric networks could cause our services in these regions to be suspended until power is restored. These factors are beyond our control, and we may not be able to identify alternative means of sustaining our services in time for the Year 2000 date change. Moreover, a significant part of our network, especially the access network, is leased from third parties that may not consider the Year 2000 issue as seriously as we would like them to do. Again, the failure of these local access networks could have a material adverse effect on our financial condition and results of operation.

     Our Worst Case Scenario. Our worst case scenario would include any of the following:

     - the failure of our telecommunications equipment, power providers and/or interfaces with other telecommunication vendors;

     - a loss of interconnect capacity from one or more major suppliers of transmission capacity; and

     - our inability to record, track or invoice billable minutes which could ultimately cause us to temporarily stop carrying traffic.

     These cases would create business interruption at some of our operations and would adversely affect our revenue. For example, the Moscow power authorities have publicly stated that they do not intend to address Year 2000 issues until problems arise. However, we have operations that are geographically diversified; therefore, it is not anticipated that the worst case scenario would affect all operations at the same time. Additionally, if power failures occur, we currently have diesel generators at certain of our major sites. Based on our assessment during the third and fourth quarters of 1998, we do not foresee a material loss due to these conditions. However, we cannot assure you that Year 2000 non-compliance by our systems or the systems of vendors, customers, partners or others will not have in a material adverse effect on our business, financial condition or results of operations.

     Contingency Plans. We are considering a contingency plan to address our worst case scenario; however, certain of the initiatives are subject to execution risk. This risk would include the ability to have access to diesel fuel or large generators should power failures occur, the ability to quickly replace telecommunications equipment and the ability to contract with alternative telecommunication and maintenance providers at reasonable terms. Moreover, we are further limited in resources in certain geographical regions due to the market volatility and weak economies in which we have business operations.

     Costs Related to the Year 2000 Issue. We have spent approximately $300,000 for our Year 2000 compliance through June 30, 1999, and expect to spend an additional $100,000 to $200,000 through the end of calendar year 1999. In addition, we expect to spend approximately $300,000 to replace identified telecommunications equipment and software. We do not expect that the costs of addressing our Year 2000 readiness will have a material effect on our financial condition or results of operations. However, we cannot assure you that Year 2000 non-compliance by our systems or the systems of vendors, customers, partners or others, especially state agencies on which we depend for our power supplies, will not result in a material adverse effect for us.

     Risks Related to the Year 2000 Issue. Although our efforts to be Year 2000 compliant are intended to minimize the adverse effects of the Year 2000 issue on our business and operations, the actual effects of the issue will not be known until 2000. Difficulties in implementing the remediation or prevention phases or failure by us to fully implement the planning or remediation phases or the failure of our major vendors, third party network service providers, and other material service providers and customers to adequately address their respective Year 2000 issues in a timely manner would have a material adverse effect on our business, results of operations, and financial condition.

                                    BUSINESS

INTRODUCTION

     We are a leading facilities-based provider of integrated telecommunications services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. We offer our services through three business groups:

     - Competitive Local Exchange Carrier (CLEC) Services using our local access overlay networks in Moscow, Kiev and St. Petersburg;

     - Data and Long Distance Services using a fiber optic and satellite-based network, including more than 80 combined points of presence in Russia and other countries of the Commonwealth of Independent States; and

     - Mobile Services using cellular networks in Kiev, Vladivostok and thirteen other population centers throughout Russia.

     Competitive Local Exchange Carrier (CLEC) Services. In Moscow, Kiev and St. Petersburg, we provide a range of services including local exchange and access services, international and domestic long distance services, data communications, Internet access and the design and installation of corporate networks. We offer these services through our local access networks comprising over 1,000 kilometers of fiber optic rings that are integrated with our long distance network facilities and the incumbent networks in these cities. We provide local exchange services primarily through our operating companies Sovintel, TCM and Golden Telecom BTS. TCM was formerly called TeleCommunications of Moscow.

     Data and Long Distance Services. In major population centers throughout Russia and other countries of the Commonwealth of Independent States, we offer traditional and high-speed data services, using X.25, frame relay and asynchronous transfer mode. These are technologies that offer varying degrees of speed and capacity for data transmission. We also offer Internet service through dedicated lines and dial-up access. We offer these services through a fiber optic network leased from Rostelecom and our satellite-based long distance network. We provide data services primarily through our Sovam operating companies.

     In Russia, we offer international and domestic long distance voice services. We offer these services primarily through our satellite-based long distance network. During 1998, the financial crisis following the devaluation in the ruble and the resulting increased level of competition forced us to lower our long distance tariffs. Our satellite-based long distance network is also used for our growing data services business despite the fact that revenues associated with our long distance services have significantly declined. We provide our long distance voice services primarily through the TeleRoss operating companies and TeleRoss ventures.

     Mobile Services. In Kiev, Vladivostok and thirteen other metropolitan areas of Russia we offer mobile telephony services. We provide mobile services with value-added features such as voicemail, roaming and message services on a subscription and prepaid basis. Our mobile services are provided through our operating companies Golden Telecom GSM in Kiev and the Vostok Mobile ventures in Russia, including PrimTelefone in Vladivostok. In accordance with our current strategy, we intend to cease to provide further financial support to certain of the ventures in less-developed urban areas. We will therefore abandon these ventures, which are not material to our financial condition or results of operations, and take a charge to earnings of $16-20 million in the third quarter of 1999. We will also assume approximately $10-13 million in debt obligations of these ventures. We intend to continue to support the ventures in the more developed urban areas.

     The following table sets forth certain operating data related to our consolidated and unconsolidated ventures:

                                                                               AT AND FOR THE
                                                  AT AND FOR THE YEAR ENDED      SIX MONTHS
                                                        DECEMBER 31,           ENDED JUNE 30,
                                                 ---------------------------   ---------------
                OPERATING DATA                    1996      1997      1998      1998     1999
                --------------                   -------   -------   -------   ------   ------
Points of Presence(1)..........................      38        50        79       69      103
Total Voice Minutes (millions) Local...........   133.0     269.1     340.4    176.2    141.6
  Domestic Long Distance.......................    15.8      57.1     101.6     51.5     42.8
  International Outgoing.......................    20.5      46.0      60.0     32.4     23.7
  Incoming.....................................    33.2      69.9      86.5     42.3     46.4
Dial-up Internet Access Subscribers(2).........   1,854     3,159     4,261    3,474    5,505
Total Active Cellular Subscribers
  (thousands)..................................     9.8      20.4      25.5     25.3     33.5
Total Employees................................     856     1,116     1,439    1,401    1,407

- ---------------

(1) A point of presence is a physical place where a carrier has placed equipment, typically a router or a switch, to allow network access.

(2) These figures do not reflect the acquisition, completed in June 1999, of the Glasnet business, which had 10,791 subscribers at June 30, 1999.

OVERVIEW OF RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS MARKETS

  RUSSIA

     Until the early 1990s, the telecommunications network in the Soviet Union was inefficient, unreliable and underdeveloped relative to the networks in most developed countries. In the early 1990s, the Ministry of Communications, which had formerly controlled the Soviet telecommunications infrastructure, ceded operational control to 80 regional operators, including four independent city networks in Moscow, St. Petersburg and two other cities, and a single long distance and international carrier, Rostelecom. The local operators, which we refer to as the local telcos, provide local exchange services for customers within their regions, but they cannot provide domestic long distance or international services. Likewise, Rostelecom is prohibited from offering local exchange and local access services. Domestic long distance calls to and from areas outside the local telcos' service area, as well as international calls, are switched through Rostelecom, which interconnects with the local telcos to complete domestic long distance calls and with foreign carriers to complete international calls.

     In September 1995, the Russian government established Svyazinvest as a holding company for the state's telecommunications assets. Svyazinvest now holds the Russian government's interests in all the local telcos, as well as Rostelecom. In July 1997, a 25% plus one share interest in Svyazinvest was sold to a private consortium, Mustcom Limited, for approximately $1.9 billion. The Russian government intends to sell a further 25% minus two shares, but it has not yet scheduled a new tender date. Svyazinvest currently owns controlling voting interests in 84 local telcos, substantial equity interests in four other local telcos, including Moscow City Telephone Network, and a voting majority interest in Rostelecom. There have been some recent press reports that Svyazinvest will merge with Rostelecom.

     Although it remains subject to certain restrictions, significant progress in privatization of the telecommunications industry in Russia has occurred. Under Russian law, state-owned enterprises within the telecommunications sector were subject to privatization but only pursuant to a decision of the Russian government in each individual case and with the state retaining a certain percentage of the stock of the privatized entity for three years, subject to extension for national security reasons. At present, virtually all the former state telecommunications enterprises have been privatized and, subject to the above restrictions, shares of the newly formed joint stock companies have been sold to the public. Also, a significant number of private operators provide a wide variety of telecommunications services pursuant to licenses issued by Goskomsvyaz, the successor agency to the Ministry of Communications.

     The disintegration of the Soviet Union and the collapse of the centrally planned economy reduced the funding available to the local telcos at a time when demand for telecommunications was increasing. The growth in the Russian telecommunications industry since the early 1990s has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by mobile telephony users. The growth in Moscow has accelerated as multinational corporations have established a presence in the capital and Russian businesses have begun to expand. The formerly state-owned local telcos, however, which generally employed an outdated, dilapidated infrastructure, could not support the requirements of high-volume consumers of sophisticated telecommunications services. As a result, the inadequacies of the existing legacy networks constructed during the Soviet era gradually became more apparent. Further, the proceeds received by the Russian government from the privatization of state telecommunications assets were not used for the infrastructure improvements required to meet increased demand. As a result, Goskomsvyaz began to issue licenses to domestic and foreign funded companies to encourage investment in the telecommunications infrastructure.

     The licensing structure adopted by Goskomsvyaz directly reflected the areas of the legacy networks in most urgent need of investment. Generally, voice and telephony licenses were issued to provide local access, local exchange, international and domestic long distance services. We are licensed through various companies to operate at each level of this hierarchy, and, as a consequence, we are able to offer an integrated service offering. Sovintel invests in and operates local access networks and an international gateway. TCM provides access to the public local exchanges and via transmission along its alternative overlay network interconnected with public exchanges. TeleRoss operates at the toll exchange level to provide domestic long distance services.

     The August 1998 Russian financial crisis severely restricted the profitability of the local telcos. This has severely restricted the local telcos' ability to make payments on liabilities denominated in foreign currencies and their ability to access new capital. The crisis has also had a negative effect on demand for telecommunications services and on the ability of our customers to make timely payments.

  UKRAINE

     The evolution of the telecommunications sector in Ukraine is similar to that in Russia. The infrastructure is outdated, the industry is inefficient and provides low-quality services, and many tariffs are set as a result of political considerations.

     In contrast to Russia, there has been no privatization of government telecommunications organizations in Ukraine. The Ukrainian government has attempted to attract foreign investment by entering into joint ventures with foreign operators and by allowing private operators into the market. These new entrants generally provide services in the higher priced and rapidly growing service segments of the market.

     The State Committee of Communications is the regulatory body of the Ukrainian telecommunications industry. The Committee has responsibility for the management of state telecommunications holdings, licensing, and setting tariff regulations. Tariffs for line rentals, local calls and calls between and within regions are set at levels far below those which would prevail in a deregulated market. In addition, the regulator requires all telecommunications operators to invest in local loop development.

     Ukrtelecom, the Ukrainian incumbent public operator, is the main provider of telecommunications services in the country, followed by Utel and several other smaller providers. Ukrtelecom was formed in 1993 as a holding company for the state's telecommunications interests, including 24 regional local telcos, two municipal telecommunications operators, and the national transmission networks, along with broadcasting, research and satellite assets. Ukrtelecom currently provides local and domestic long distance services.

     Utel was formed in 1992 as a joint venture between AT&T, Deutsche Telekom, PTT Netherlands and Ukrtelekom. Utel became the country's sole international carrier with an effective monopoly over Ukraine's international traffic. In return for this concession, Utel was required to make infrastructure investments, primarily in digital switches, throughout Ukraine. Utel today provides domestic long distance and international services. In preparation for the privatization of Ukrtelekom, the government has stated its intention to buy out its foreign partners in Utel to further enhance the value of any future privatization offering. Although price negotiations are ongoing, the foreign partners have agreed in principle to sell their interests.

     Public switched voice telephony in Kiev is delivered through a layered hierarchy similar to that used in Moscow. We use our own local access network with fiber optic and copper-based facilities to connect our local customers, and we also have direct interconnection with the Kiev city telephone network.

     For additional information regarding the matters discussed above, see "The Political, Legal and Economic Environments in Russia and Ukraine" and "Regulation".

  OUR POSITION IN THE RUSSIAN AND UKRAINIAN MARKETS

     Despite the August 1998 Russian financial crisis and the ensuing difficult business environment, we believe that we are well positioned to maintain and consolidate our strong presence in the business segment of the Russian and Ukrainian telecommunications markets for the following reasons:

     - our early market entry;

     - our focus on service, quality and reliability;

     - our strong infrastructure position in Moscow;

     - the local market experience of our partners;

     - the extent and quality of our existing customer base; and

     - our extensive range of international, domestic and data telecommunications services.

BUSINESS STRATEGY

     Our objective is to be the leading alternative telecommunications service provider to the business market in Moscow, Kiev, St. Petersburg and select population centers throughout Russia and other countries of the Commonwealth of Independent States. To achieve this objective, we intend to:

     - Pursue Consolidation Opportunities

      The August 1998 Russian financial crisis has created significant consolidation opportunities. We intend to pursue those opportunities through acquisitions that allow us to improve and expand our service offerings and maintain operational control. We will target complementary opportunities that will enable us to achieve synergies and economies of scale.

     - Increase Market Share by Offering Bundled Data and Voice Services Over an Integrated Network

      Corporate customers increasingly demand integrated telecommunications solutions from one-stop providers that are able to deliver a full service offering in the areas in which they operate. As a result, we plan to continue to develop and combine our businesses to create a unified service platform for local access, local exchange, domestic and international long distance, data and systems integration services.

     - Extend Leading Position in High Growth Data and Internet Markets

          We plan to build on our position as a leading provider of data communication services in Russia and other countries of the Commonwealth of Independent States by increasing the number of network access points in our network to facilitate the growing demand for data communications. In addition, we plan to expand our dedicated and dial-up Internet access and connectivity, web hosting and other Internet service offerings by increasing our direct marketing efforts and through acquisitions.

     - Reduce Operating Costs and Satisfy Capacity Needs through Network Planning and Build Out

          Our network strategy has been to build and own our local exchange and customer access networks. We have typically leased digital terrestrial channels to supply our regional connectivity, supplementing these channels with satellite circuits for redundancy and remote connectivity. We intend to construct or acquire fiber optic capacity along our heavy traffic and high cost routes to reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for Internet and data services.

     - Focus Operating Activities and Capital Investments in Major Metropolitan Areas

          We plan to deploy our capital investments primarily in Moscow, Kiev and St. Petersburg where demand for our services is most heavily concentrated. We also intend to consider opportunities to expand our operations in regional cities with sufficiently strong local economies, and where we believe potential exists to grow businesses which complement our current operations.

CORPORATE HISTORY AND ORGANIZATION

  HISTORY

     Golden Telecom, Inc., a wholly owned subsidiary of Global TeleSystems Group, Inc. (GTS), was incorporated in Delaware in June 1999 in preparation for the current offering. GTS was founded in 1983 as a not-for-profit company under the name San Francisco/Moscow Teleport, Inc. GTS was incorporated as a for-profit corporation in 1986 and reincorporated into Delaware in 1993. GTS was among the first foreign telecommunications operators in the former Soviet Union, where it began offering data links to the United States in 1986, international long distance services in 1992, local access to its networks in 1994 and cellular services in 1995. In most cases, GTS's Russian and Commonwealth of Independent States businesses have been built through the establishment of joint ventures with local and foreign partners, with GTS progressively increasing its ownership. In 1995, GTS began to expand its telecommunications operations, primarily within Western and Central Europe.

     We and GTS have decided to conduct this initial public offering because we believe that the offering will enable us, GTS and our investors to recognize greater long-term value in our business interests in Russia and the other countries of the Commonwealth of Independent States than if these interests were to remain entirely within the GTS group of companies. Following this offering, we believe that our independence will afford us greater flexibility in managing our business and pursuing our business strategy in order to bring greater long-term value to our company and to our stockholders. The offering will also create a basis for our investors to value our assets separately from those of GTS.

     Before the consummation of this offering, GTS intends to transfer its interests in its Russian and other Commonwealth of Independent States operations to Golden Telecom, Inc., which will then issue common stock in this initial public offering. The remainder of this section discusses our organizational structure as it will exist after the consummation of this offering.

  ORGANIZATION

     Golden Telecom, Inc. is a holding company for the interests in our operating companies. We currently organize our operations into three business groups: CLEC Services, Data and Long Distance Services, and Mobile Services. Our Business Services Division, which comprises CLEC Services and Data and Long Distance Services, consists of Sovintel, Sovam Teleport, Sovam Teleport Ukraine, TCM, TeleRoss operating company and ventures and Golden Telecom BTS. Our Mobile Services Division consists of Golden Telecom GSM and the regional ventures owned by Vostok Mobile, including PrimTelefone.

     The following chart shows the organization and ownership of our operations:

                                    [CHART]

OWNERSHIP AND CONTROL OF OPERATING COMPANIES

     Sovintel. We own 50% of Sovintel, and Rostelecom, the national long distance carrier, owns the remaining 50%. Sovintel's control structure consists of the Meeting of Participants, the Board of Directors, the Executive Committee of the Board of Directors and the Executive Directorate. Certain business decisions, including the distribution of profits and losses, require the approval of both us and Rostelecom at a Meeting of Participants. Sovintel's annual budget and business plan are adopted by its Board of Directors. Under Sovintel's charter, each partner has the right to appoint three of the six members of its Board of Directors. Rostelecom has the right to propose a candidate for the position of the General Director, and we have the right to propose a candidate for the position of the First Deputy General Director, who together constitute the Executive Directorate. In addition, we have the right to propose a candidate for the position of Finance Director.

     The Board of Directors develops the annual budget and strategic business plans and recommends acquisitions and other significant corporate actions. Certain functions of the Board of Directors, including oversight of related party transactions are delegated to the Executive Committee, comprised of one representative from each partner. Major business decisions require joint approval of both members of the Executive Directorate. The Executive Directorate oversees the daily operations of the company and leads strategic planning initiatives to be presented to the Sovintel Board of Directors. Neither we nor Rostelecom are obligated to fund Sovintel's operations or capital expenditures. Losses (up to the amount of their respective charter capital contributions or commitments) and profits of Sovintel are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.

     TCM. Before July 1998, we owned 52.64% of the holding company, GTS-Vox, that controls 95% of TCM. In July 1998, we acquired the remaining outstanding interests in GTS-Vox and then owned 95% of TCM. We acquired the remaining 5% of TCM on August 16, 1999.

     Sovam. Sovam Teleport is the subsidiary through which we conduct our data activities in Russia and other Commonwealth of Independent States countries except Ukraine. In February 1998, we acquired the ownership interest of our former partner, thereby making Sovam a wholly owned subsidiary. We operate our Ukrainian data services business through our 49%-owned affiliate, Sovam Teleport Ukraine. Our Ukrainian holding company recently executed a letter of intent to acquire an additional 8% of Sovam Teleport Ukraine from our Ukrainian partners.

     TeleRoss. Our TeleRoss business consists of the wholly owned TeleRoss operating company, thirteen regional joint ventures in which we hold 50% ownership interests, and one wholly owned regional venture. TeleRoss operating company holds the applicable operating licenses to offer pan-Russian domestic long distance services and thereby controls rates and tariffs, billing and collections for all fourteen regional ventures. In addition, TeleRoss directly controls the activities related to remotely located very small aperture terminal
(VSAT) customers. TeleRoss participates in the management of the TeleRoss ventures under the terms of their applicable foundation agreements and charters. Under most of these charters, each partner has the right to appoint an equal number of members to each venture's board of directors. The boards of directors are authorized to approve the annual operating budget, strategic business plans, and to declare dividends. The foundation agreements and charters do not have expiration dates. While we have significant influence within these ventures, decisions, including the decision to declare and pay dividends, are generally subject to our partners' approvals.

     Neither we nor our respective joint venture partners are obligated to fund operations or capital expenditures of the TeleRoss ventures. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.


     Golden Telecom (Ukraine). Our total economic interest in Golden Telecom (Ukraine), consisting of two business divisions, Golden Telecom BTS and Golden Telecom GSM, held directly and indirectly, is 56.75%. We own 75% of GTS Ukrainian TeleSystems LLC which in turn owns 49% of Golden Telecom (Ukraine), and we have an additional 20% ownership interest in Golden Telecom (Ukraine) through two wholly owned subsidiaries. An affiliate of ING Barings intends to contribute its 25% interest in GTS Ukrainian TeleSystems LLC to a wholly owned subsidiary of Golden Telecom, Inc. upon the consummation of this offering in exchange for approximately 420,000 newly issued shares of Golden Telecom. ING Barings' subscription through its affiliate as a strategic investor is conditioned upon the consummation of this exchange. Golden Telecom (Ukraine) is co-managed by us and our Ukrainian partners. These partners appoint the General Director and we appoint the Chief Financial Officer and a general manager for each of the business divisions.


     Vostok Mobile. We own 100% of Vostok Mobile, a Netherlands registered holding company, which in turn owns between 50% and 100% of our regional cellular operators in Russia. In PrimTelefone, we have the right to appoint a deputy General Director and a Finance Director. In our other regional joint ventures, we typically exercise joint control with our partners through the Board of Directors. While we have significant influence within these ventures, a number of major decisions, including the decision to declare and pay dividends, generally require our partners' approvals.

     Neither we nor our respective joint venture partners are obligated to fund operations or capital expenditures of the Vostok Mobile joint ventures. Losses and profits are allocated to the partners in accordance with their ownership percentages, in consideration of funds at risk.

CUSTOMER BASE

     We compete primarily for high-volume business customers and carriers who require access to highly reliable and advanced telecommunications facilities to operate their business. Together, our top five customers accounted for approximately 39% of our consolidated revenues for the six months ended June 30, 1999. Our largest customer, Vimpelcom, together with its affiliate KB Impulse, accounted for approximately 22% of our consolidated revenues for the six months ended June 30, 1999. No other customer, except for Sovintel, which accounted for approximately 9% of our consolidated revenues, accounted for over 5% of our consolidated revenues for the six months ended June 30, 1999. We provide services to our largest customers, including Vimpelcom and Sovintel, pursuant to agreements which specify the services we must maintain for these customers, and the tariffs that we charge for these services. Our principal customer segments are:

     Corporate Network Customers. Corporate network customers are typically large multinational or Russian companies which require the full range of voice and data services in several cities across Russia and other countries of the Commonwealth of Independent States. While pricing is always a factor, this segment places more value on network coverage, reliability as defined by service level agreements, and ability to design, install and maintain local area and wide area networks. These customers are willing to make longer commitments to integrated one-stop providers in exchange for increased levels of service.

     Corporate End-Users. Corporate end-users are foreign and Russian enterprises with centralized operations, either in Moscow or in the regions. These corporate end-users also require a full range of voice and data services, but are more likely to purchase distinct services from separate suppliers based on price. We attempt to acquire business from corporate customers by providing superior technology, service levels and pricing.

     Fixed-Line Operators. Fixed-line operators are other telecommunications providers, including the Moscow overlay operators, alternative regional fixed-line operators and the local telcos. Price is the primary factor in their purchase decision, and although long-term contracts are rare, traffic volumes are large. Voice telephony is a commodity for the customers in this segment.

     Cellular Operators. Cellular operators are heavy consumers of our local exchange capacity in Moscow because each cellular customer requires a unique telephone number. In contrast, our corporate customers may require only one port, which can serve multiple end-users. Because of the scarcity of ports in Moscow, we can charge premium tariffs for access to the Moscow local exchange, which makes cellular operators important contributors to our revenues.

     Mass Market. We define the mass market as those customers who require calling cards or dial-up Internet access. This market segment is increasingly price-sensitive, especially since the August 1998 financial crisis, but quality of service is also important, particularly in the Internet access business. In some select regions, we also offer cellular services to the high-end mass market, where price has also become a prime decision factor.

REVIEW OF OPERATING COMPANIES

     This section provides a more detailed review of our business on a company-by-company basis.

  SOVINTEL

     Sovintel is a competitive local exchange carrier that has constructed and operates a fully-digital overlay network in and around Moscow. Sovintel has a limited network in St. Petersburg that is interconnected to Sovintel's Moscow network to support new business customers and Sovintel's Moscow clients. Sovintel services over 50,000 telephone numbers for business customers and cellular providers. As of June 30, 1999, Sovintel had 312 employees.

     The following table sets forth certain operating data related to Sovintel's operations:

                                                                              AT AND FOR THE
                                               AT AND FOR THE YEAR ENDED     SIX MONTHS ENDED
                                                      DECEMBER 31,               JUNE 30,
                                              ----------------------------   -----------------
                                               1996       1997      1998      1998      1999
                                              -------   --------   -------   -------   -------
International Outgoing Number of Minutes
  (thousands)...............................   20,839     43,664    54,075    28,975    20,247
  Average Rate Per Minute...................  $  1.55   $   1.12   $  0.96   $  0.97   $  0.84
Incoming Number of Minutes (thousands)......   24,306     43,626    25,925    14,664    11,122
  Average Rate Per Minute...................  $  0.28   $   0.30   $  0.28   $  0.31   $  0.23
Domestic Long Distance Outgoing Number of
  Minutes (thousands).......................   10,098     26,606    45,152    23,708    17,754
  Average Rate Per Minute...................  $  0.65   $   0.52   $  0.44   $  0.46   $  0.36
Moscow (Local) Cellular Number of
  Minutes (thousands).......................   83,673    118,447    88,058    61,164    20,024
  Average Rate Per Minute...................  $  0.08   $   0.08   $  0.08   $  0.08   $  0.08
Ports
  Number of Ports (cumulative)..............   29,646     43,976    54,776    50,042    55,480
Number of Private Line Channels (cumulative)
  International.............................       22         39        50        57        51
  Inter- and Intra-City.....................      177        405       577       693       656
Equipment Sales (in thousands,
  approximate)..............................  $ 2,200   $  3,400   $ 4,400   $ 2,400   $   800

  Services and Customers

     Local Access Services. Local telephone services are provided through the interconnection of Sovintel's fiber optic ring with the switches of TCM, MTU-Inform and other competitive local exchange carriers that operate in Moscow. These switches provide access to local telephone services through interconnections with the local public telephone network and with the principal Moscow cellular providers.

     International and Domestic Long Distance Services. Sovintel provides domestic long distance services primarily through the TeleRoss long distance network as a preferred carrier, or through Rostelecom's network. Sovintel provides international services primarily through its international gateway, which transmits international traffic through dedicated channels leased from Rostelecom.

     When an international call is placed to one of Sovintel's customers which uses a number acquired from and serviced by the alternative local exchange providers, TCM or MTU-Inform, the calling party has the option of dialing through either the public city code (095) or Sovintel's exclusive city code
(501). When a caller chooses to dial through the 501 code, the call is connected directly to Sovintel's dedicated network and can thereby avoid the frequently congested public international and domestic long distance networks. Sovintel receives a settlement from international carriers for calls routed through its 501 city code. International outbound switched voice traffic is routed by destination based on either anticipated return traffic from the foreign operator through Sovintel's 501 city code, or through least-cost routing. Sovintel attempts to direct international traffic through particular foreign operators so as to balance the settlements paid to and received from foreign operators. Thereafter, Sovintel directs all international outbound switched voice traffic in excess of that required to achieve the balance of the bilateral relationships to the lowest cost route.

     Data Services. Sovintel provides high-speed data services through interconnection with the Sovam data network and through its own Moscow city data network. These services include a private line service, an integrated voice and data integrated services digital network (ISDN) connection, frame relay and asynchronous transfer mode service. Private line channels, which are provided over dedicated leased lines, are principally used by customers with high-volume data traffic needs, such as large data providers.

     Equipment Sales. As part of its integrated service offering, Sovintel distributes equipment manufactured by Nortel Networks. Sovintel installs and maintains Nortel Meridian One products, Norstar key system, Mercator PBXs and the Magellan DPN and the Passport lines of data equipment. Sovintel's technicians have been trained to install, configure and maintain all the products that it sells to its customers. These services enable Sovintel to maintain close customer contact, helping Sovintel to market additional services and enhance customer retention.

     Sovintel's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

  Marketing and Pricing

     Sales to customers are made through a direct sales force consisting of 19 account managers in Moscow and St. Petersburg, supervised by an expatriate commercial director. Each of these account managers targets specific customer groups and industry segments, and is supported by specialists in technical sales support, marketing, customer service and user training. Sovintel's sales and marketing personnel receive various financial incentives through a combination of salary, commissions, bonuses and benefits. Sovintel offers one of the broadest range of products among alternative providers, and frequently releases new products and enhancements to existing products in order to strengthen its market position. In addition, Sovintel trains its employees to provide customer service at a level which is comparable to that provided by Western telecommunications companies. As a result, we believe Sovintel has earned a reputation for providing high-quality telecommunications services through an experienced and professional customer service staff.

     Sovintel prices its services at a premium to those offered by the national monopoly operator and competitively with other alternative service providers within the market. Sovintel offers customers volume discounts for exceeding certain defined revenue thresholds. Although Sovintel publishes standard tariffs, it does not require regulatory approval to change its tariffs.

  Competition

     Sovintel competes principally on the basis of price, network quality, customer service and range of services offered. While Sovintel has a leading position in the corporate market, it faces significant competition from other service providers, including:

     - Rostelecom, the Russian national international and domestic long distance carrier;

     - Comstar, a joint venture between GPT Plessey and Moscow City Telephone Network;

     - Combellga, a joint venture among Alcatel, Belgacom, Comincom and Moscow City Telephone Network;

     - Global One, a joint venture between Central Telegraph and Global One;

     - TelMos, a joint venture among Moscow City Telephone Network, Rostelecom and AT&T;

     - MTU-Inform, a company formed by several individual entrepreneurs in partnership with Moscow City Telephone Network;

     - Petersburg Telephone Network, the incumbent local operator in St. Petersburg; and

     - Peterstar, an affiliate of PLD Telekom.

     All the companies listed above provide Internet solutions, and some also offer limited data transmission. Of Sovintel's competitors, Global One is a market leader in Moscow in the data services market. Numerous small and medium-sized Internet service providers compete for the corporate end-user market.

     Several smaller operators also compete for niche markets in Moscow. These include Direct Net, for international voice and data, Corbina, a reseller, and Aerocom, a reseller and an operator of pay phones.

  TCM

     TCM is an integral part of our competitive local exchange carrier services in Moscow. Its infrastructure is integrated into the Moscow city incumbent telephone network at 64 transit and local exchanges allowing it to deliver traffic within the local public network. TCM's network also interconnects directly with other fixed-line and cellular operators in Moscow and with Rostelecom. TCM has constructed 100,000 ports, each corresponding to a unique telephone number. It is currently constructing an additional 50,000 ports expected to be completed in the first quarter of 2000. As of June 30, 1999, TCM had 32 employees.

  Services and Customers

     Local Access and Operating Services. TCM provides carriers with telephone numbers, ports and interconnectivity to the Moscow city telephone network through its local gateway. Access to the Moscow city telephone network provides customers with a high-quality network and a broad range of services. These services are complemented by additional value added services such as conference call facility, unified messaging and call forwarding.

     TCM's customers primarily consist of cellular operators and fixed-line operators.

  Pricing

     There is currently a scarcity of ports in Moscow that are fully integrated into the public telephone network. As a result, TCM is able to charge a premium for its services. For each port, customers pay a one-time port sale, a flat monthly fee and per minute charges based on usage. These usage charges are collected by the individual carriers and a portion of the charges are paid to TCM in accordance with settlement agreements. The settlement agreements typically have five-year terms.

  Competition

     TCM's main competitor is MTU-Inform, a Moscow City Telephone Network affiliate that, until August 16, 1999, had been a 5% shareholder in TCM.

  SOVAM

     Sovam provides data transmission services, dedicated and dial-up Internet access, Internet on-line services and information services. They use leased capacity on satellite and land-based networks to provide these data services in 68 cities in Russia, 15 cities in Ukraine and 7 cities in Kazakstan, Azerbaijan, Georgia and Uzbekistan to create wide area networks. Through reciprocal cooperation agreements with other international operators, Sovam provides connectivity and delivery through its Commonwealth of Independent States-based network. As of June 30, 1999, Sovam had 150 employees.

     The following table sets forth certain operating data related to Sovam's operations:

                                                                                  AT AND FOR THE
                                                     AT AND FOR THE YEAR ENDED      SIX MONTHS
                                                           DECEMBER 31,           ENDED JUNE 30,
                                                    ---------------------------   ---------------
                                                     1996      1997      1998      1998     1999
                                                    -------   -------   -------   ------   ------
Data Service
  Percentage of Total Sovam Revenue...............      79%       81%       84%       82%      86%
  Number of Customers.............................   1,726     1,571     1,460     1,549    1,410
  Average Revenue Per Month Per Customer..........  $  446    $  728    $1,095    $1,081   $1,249
  Number of Cities in Service.....................      25        30        54        43       68
Equipment and Hardware Sales
  Percentage of Total Sovam Revenue...............      14%        8%        5%        7%       4%
Dial-up Internet Access Service
  Percentage of Total Sovam Revenue...............       7%       11%       11%       11%      10%
  Number of Subscribers(1)........................   1,854     3,159     4,261     3,474    5,505
  Average Revenue Per Month Per Subscriber........  $   52    $   64    $   63    $   67   $   43

- ---------------

(1) In addition to the subscribers included above, Sovam frequently connects potential dial-up Internet access subscribers on a complimentary one-month trial basis. There were 84 trial subscribers as of June 30, 1999. These figures do not reflect the acquisition, completed in June 1999, of the Glasnet business which had 10,791 subscribers as of June 30, 1999.

  Services and Customers

     Data Transmission Services. Sovam offers traditional and high-speed data communications services, using X.25, frame relay and asynchronous transfer mode technologies, to business customers who require wide area networks to link computer networks in geographically dispersed offices. Its major customers are large multinational corporations, financial institutions and professional organizations. These customers require an integrated product offering, including network access and hardware and software solutions featuring installation, configuration and maintenance.

     Private Line Services. Sovam provides private line channels to customers who require high-capacity and high-quality domestic and international point-to-point connections. Private lines can be used for voice and data applications.

     Information Services. Sovam offers a variety of information services addressing the needs of professional markets. Today, these services address primarily the banking and financial industries with products such as S.W.I.F.T., Reuters, Bloomberg, MICEX (Moscow Interbank Currency Exchange) and in Ukraine Sovam carries airline reservations systems.

     Internet Services. Sovam serves the professional Internet market with dedicated access to Sovam's Internet transmission network. Sovam also offers dial-up services, which consist of Russia-On-Line, a business we developed internally that targets the higher end of the market, and Glasnet, our recently acquired business that targets mass market consumers. Russia-On-Line is the first Russian-English language, online service for accessing the Internet through either dedicated private lines or dial-up servers. This service is distributed through its domestic long distance infrastructure, and provides customers with access to the Internet, as well as an array of proprietary Russian and English language information services, such as news and radio. As of June 30, 1999, Sovam had 5,505 Russia-On-Line customers, while Glasnet had 10,791 subscribers.

     Voice over Data Services. Sovam initiated voice over frame relay services for private line customers that desire to reduce their long distance charges. Voice over frame relay involves "packetizing" voice calls using frame relay, a data transmission protocol, and transporting the voice call over our data network to be "de-packetized" at the terminating end. The call is finally terminated through normal circuit switching.

Packet switching offers greater cost efficiencies over circuit switching, and offers Sovam an opportunity to leverage its data network investment across a greater number of services and geographic areas.

     Equipment Sales. As part of its integrated service offering, Sovam distributes, installs, configures and maintains the equipment and software necessary to support the data requirements of its customers.

     Sovam's data customers primarily consist of corporate network and corporate end-user customers. Sovam also provides dial-up access to mass-market consumers and dedicated access to corporate end-users.

  Marketing and Pricing

     Sovam has a dedicated sales force in Moscow, Kiev and St. Petersburg, consisting of approximately 23 account managers who have comparable financial incentives to the sales account managers of Sovintel. In addition to direct sales, Sovam's Internet access packages are distributed in Moscow through large retailers. In the regions, TeleRoss and its venture partners market the Sovam data product portfolio which helps build cooperation with our local joint venture partners, who do not have the capability to offer a comparable range of data services, and increase the customer base of Sovam and TeleRoss.

     Sovam prices data services on a two-tier structure with high-volume users generally negotiating a monthly flat-rate fee and lower volume users paying a volume-based fee. Dial-up and dedicated Internet access customers pay a fixed monthly access charge plus an additional volume-based fee in an increasingly competitive market.

  Competition

     Global One and Rostelecom are Sovam's primary competitors in the data services market. DEMOS and Relcom are Sovam's primary competitors in the Internet service provider market.

  TELEROSS

     TeleRoss operates a pan-Russian, satellite-based, domestic long distance network and, in cooperation with fourteen regional joint ventures, is a provider of local access, international and domestic long distance services in the cities where the joint ventures are located. The satellite-based network is comprised of regional earth stations and VSATs supporting our long distance activities. Joint venture partners provide local access in the cities where TeleRoss operates. As of June 30, 1999, TeleRoss had 195 employees.

     The following table sets forth certain operating data related to TeleRoss's operations:


                                                                      AT AND FOR THE
                                        AT AND FOR THE YEAR ENDED    SIX MONTHS ENDED
                                               DECEMBER 31,              JUNE 30,
                                        --------------------------   -----------------
                                         1996     1997      1998      1998      1999
                                        ------   -------   -------   -------   -------
Domestic Minutes(thousands)...........   4,035    23,233    40,332    20,458    18,154
  Average Rate Per Domestic Minute....  $ 0.99   $  0.63   $  0.46   $  0.53   $  0.16
International Minutes(thousands)......     272       744       982       522       370
  Average Rate Per International
     Minute...........................  $ 2.76   $  2.47   $  1.87   $  2.10   $  0.89
Number of Cities Served...............      13        14        15        15        15
Private Lines
  Number of Dedicated Channels........      33        60       112        84       119
  Average Price Per Channel...........  $4,553   $ 4,140   $ 2,599   $ 3,212   $ 1,130
VSAT Services
  Number of Active VSATs..............      12        24        18        26        14
  Average Revenue Per Active VSAT Per
     Month............................      --   $ 8,324   $13,393   $15,501   $ 5,815

  Services and Customers

     Public Switched Voice Telephony Services. TeleRoss provides switched voice services to its customers through local city switches connected to its earth stations and leased intercity fiber optic lines. When a customer in one of its fourteen TeleRoss regions makes a domestic long distance or an international call, it is typically transmitted to its Moscow hub by satellite. The call is then connected to the customer's destination through a land-based line that it operates, through the Rostelecom network, or, for international calls, through our Sovintel international gateway. Telecommunications operators also rely on TeleRoss ventures to provide data and voice transmission.

     VSAT Services. TeleRoss offers VSAT service to its customers located in remote areas that cannot be physically connected to our regional long distance switches, as well as to large infrastructure projects in need of sophisticated and reliable communications systems. The VSAT service connects these customers directly to TeleRoss's Moscow-based hub through a VSAT antenna installed at the customer's location using TeleRoss's satellite transmission facilities.

     TeleRoss's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

  Marketing and Pricing

     TeleRoss and its regional ventures typically employ a direct sales force to market to corporate end-users. This sales force consists of approximately 20 sales and account managers. In addition, a team of three regional sales managers are responsible for supporting the regional sales force and maintaining relations with its regional partners. TeleRoss has introduced sales incentive plans to the regional ventures but depends on these ventures to implement these plans.

     TeleRoss's regional ventures are increasingly driven by their corporate network customers, who require uniform solutions for their wide area networks. While pricing remains a factor, this customer segment places more value on network coverage, reliability and ability to design, install and maintain local area and wide area networks. These customers often require integrated solutions, including data services to connect different offices. Local telcos often cannot provide the required solutions, and TeleRoss can adjust its prices to reflect the integrated services that it provides.

  Competition

     Rostelecom and Global One are the principal competitors to TeleRoss. Rostelecom provides similar services in all regions where TeleRoss operates. Global One provides integrated voice and data services in a limited number of regions.

  GOLDEN TELECOM (UKRAINE)

     Golden Telecom (Ukraine) has two operating divisions: CLEC Services, which operates under the name Golden Telecom BTS, and Mobile Services, which operates under the name Golden Telecom GSM. Golden Telecom (Ukraine) has an agreement with the local telco in Kiev under which the local telco has allocated 100,000 local numbers to Golden Telecom (Ukraine). These numbers are integrated into the local public telephone network and are allocated in exchange for certain contributions provided by Golden Telecom (Ukraine) to upgrade the local infrastructure. Both divisions of Golden Telecom (Ukraine) provide this numbering capacity to their customers in accordance with their respective needs. As of June 30, 1999, Golden Telecom (Ukraine) had 182 employees.

  GOLDEN TELECOM BTS

     Golden Telecom BTS, our Kiev-based competitive local exchange carrier, has constructed a 123 kilometer fiber optic network that is interconnected to the local public telephone network in Kiev and to our international gateway. As of June 30, 1999, Golden Telecom BTS serviced over 1,900 telephone numbers for business customers.

     The following table shows certain operating data with respect to Golden Telecom BTS, which commenced service during 1997:

                                                                             AT AND FOR THE
                                          AT AND FOR THE YEAR ENDED         SIX MONTHS ENDED
                                                 DECEMBER 31,                   JUNE 30,
                                        ------------------------------     -------------------
                                         1996        1997       1998        1998        1999
                                        -------     ------     -------     ------      -------
International
  Number of Minutes(thousands)........       --        927       2,710      1,145        1,531
  Average Rate Per Minute.............       --     $ 1.63     $  1.50     $ 1.55      $  1.23
Domestic Long Distance
  Number of Minutes(thousands)........       --        648       3,280      1,120        2,366
  Average Rate Per Minute.............       --     $ 0.12     $  0.11     $ 0.13      $  0.11
Local Service
  Number of Minutes(thousands)........       --      3,333      14,323      5,324       10,263
  Average Rate Per Minute.............       --     $ 0.02     $  0.01     $ 0.01      $  0.01
Number of Ports in Use................       --        751       1,703      1,254        1,961

  Services and Customers

     Local Access Services. Local access services are provided through the connection of customers to Golden Telecom BTS's fiber network which interconnects to the local public telephone network in Kiev.

     International and Domestic Long Distance Services. Golden Telecom BTS terminates incoming traffic from foreign operators destined for Kiev and Odessa through its gateway switch in Kiev. Traffic destined for cities other than Kiev and Odessa is routed through the national carrier. Outgoing international traffic is routed to other international operators according to least-cost routing.

     Golden Telecom BTS offers domestic long distance services throughout Ukraine through interconnection with Utel. However, it recently acquired an intercity operator's license allowing it to offer domestic long distance services directly. Golden Telecom BTS is considering the development of a network with direct interconnection with local operators in five principal population centers in Ukraine outside Kiev. Domestic long distances services from Kiev to Odessa are currently provided through infrastructure leased from the national long distance carrier, Ukrtelecom, and the Odessa local telco.

     Data Services. Golden Telecom BTS provides a private line service, an integrated voice and data ISDN connection, frame relay and asynchronous transfer mode service. Private line channels, which are provided over dedicated leased lines, are principally used by customers with high-volume data traffic needs, such as large data providers.

     Golden Telecom BTS's customers primarily consist of corporate network customers, corporate end-users, fixed-line operators and cellular operators.

  Marketing and Pricing

     Golden Telecom BTS positions itself as a premium service provider to businesses, emphasizing the quality and reliability of its services. Sales to our customers are made through a direct sales force consisting of eight account managers in Kiev. Our direct sales force employees are incentivized through salary, commission and bonuses.

     Although Golden Telecom BTS prices switched voice services at a premium to Ukrtelecom and other lower priced providers, it makes use of a lower billing increment, volume discounts and agency fees to compete for corporate network and corporate end-user customers. As a carrier for other telecommunications operators, however, Golden Telecom BTS adopts a more aggressive pricing structure than the incumbent operators in order to attract cellular and smaller public switched telecommunications network (PSTN) operators.

  Competition

     In Kiev, Golden Telecom BTS competes with Ukrtelekom, the incumbent operator, and Utel, which handles mostly long distance and international traffic. Golden Telecom BTS believes that because of its early market entry and its ability to provide both international, domestic and local access, it has a leading position in the high end segments of the corporate market.

     In Ukraine, the fixed-line operators market is dominated by Utel, although Golden Telecom BTS is seeking to increase its share of this market, especially by carrying international outgoing traffic from independent telecommunications operators, including cellular companies.

  GOLDEN TELECOM GSM

     Golden Telecom GSM operates a cellular network using GSM-1800 cellular technology in the city and the region of Kiev, where its network covers an area with a population of approximately 2.7 million people. Golden Telecom GSM began cellular operations in accordance with a license which allowed it to offer services in Kiev and the Kiev region. Golden Telecom GSM recently acquired a national GSM-1800 license. Golden Telecom GSM is exploring the possibility of expanding its operations in other major cities in Ukraine in accordance with the terms of this license.

  Services and Customers

     Mobile Services. Golden Telecom GSM provides two types of mobile services to its clients: a basic service for clients who utilize prepaid calling cards and an expanded service for subscription clients, including international access and value-added services such as voicemail, call forwarding, and conferencing. International roaming services with 50 operators in 37 countries are available to customers who subscribe to the expanded service offering.

     Golden Telecom GSM's customers consist of a broad spectrum of private and corporate users representing the high-end mass market and business customer segments.

  Marketing and Pricing

     Golden Telecom GSM's network uses the widest frequency bandwidth of all cellular operators in Kiev, allowing it to deploy a high quality network throughout the city and thus market itself as a quality service provider. Due to the highly competitive nature of the cellular market in Kiev, Golden Telecom GSM focuses on providing a flexible and competitive tariff structure at a slight premium to other operators reflecting the high quality of its service. Golden Telecom GSM targets two markets for its services. The subscription service is marketed as a high-quality service to private and business users providing clients with flexible tariff plans and a variety of value-added services. The prepaid package is targeted at younger, entry-level users, offering them mobile services without fixed contracts or monthly fees and with control over their expenditures. Golden Telecom GSM makes wide use of advertising and brand promotions in order to maintain its core customer base.

  Competition

     The Ukrainian cellular market is very competitive. Ukrainian Mobile Communications, Kyivstar GSM (Kyivstar) and URS operate GSM-900 networks in Kiev. Ukrainian Mobile Communications and Kyivstar offer roaming services in major cities within Ukraine, including Kiev. Ukrainian Mobile Communications also operates a NMT-450 network throughout Ukraine. DCC operates an AMPS-800 network in Kiev and other regions in Ukraine.

  VOSTOK MOBILE

     Vostok Mobile is a holding company through which we operate thirteen ventures that have deployed cellular networks based on AMPS-800 technology primarily in Western Russia. Vostok Mobile also holds our interest in PrimTelefone, a venture that has deployed a cellular network based on NMT-450 technology in Vladivostok and the Primorski region.

  Restructuring of Certain Cellular Ventures

     We have recently determined that the allocation of sufficient resources to support certain of our cellular ventures, which are not material to our financial condition or results of operations, is inconsistent with our current strategic plans. We therefore do not intend to provide any further financial assistance to certain cellular ventures, other than the assumption of certain debt obligations, and we are seeking to sell our ownership interests in these assets in furtherance of our plan of abandonment. We therefore intend to take a charge to earnings of $16-20 million in the third quarter of 1999, and we will assume approximately $10-13 million in debt obligations of these ventures. We will continue to support those cellular ventures where the allocation of financial, operational and management resources is consistent with our strategic plans.

  Services and Customers

     Vostok Mobile ventures offer basic mobile telephony services and value added enhanced services such as voicemail and call forwarding.

     Customers of the Vostok Mobile ventures consist of high-income individuals and corporate end users.

  Marketing and Pricing

     In the regions operating in the AMPS-800 standard, Vostok Mobile's marketing efforts have focused on the branding of its trade name, Unicel, which is marketed and promoted at the local level by the joint ventures. By promoting the Unicel trade name, local ventures can emphasize their relationship with the other Unicel joint ventures, allowing customers to view these ventures as integrated parts of a larger cellular organization. Each venture employs a commercial director who is responsible for sales and marketing and oversees a sales force of between two and four individuals.

     The AMPS-800 ventures generally offer at least two tariff plans, a standard tariff plan and a premium tariff plan. The standard tariff plan typically provides for a monthly fixed fee, a small amount of a free airtime and a per-minute fee. The premium tariff plan typically provides for a monthly fixed fee, a larger amount of free airtime and a discounted per-minute fee. Most plans price late night and weekend calls at off-peak rates.

     PrimTelefone markets itself under its company name as the leading operator in Vladivostok and the Primorski region. To complement its mobile services offering, PrimTelefone offers prepaid or payment cards and domestic roaming in cooperation with other operators using the NMT-450 standard. PrimTelefone offers several tariff plans, including the business premium, corporate, standard and economy plans.

  Competition

     Vostok Mobile is experiencing increased competition in the regional cellular market and expects this competition to intensify. Each region in which the cellular joint ventures operate is permitted to have at least five licensed operators, including one operator for each of the Advanced Mobile Phone System
(AMPS), Nordic Mobile Telephone System (NMT) and Global System for Mobile Communications (GSM) cellular standards and two operators in the Digital Cellular System (DCS) cellular standard. Although not all the licensed entities have started operations, each of our mobile ventures face competition from at least one active operator, including Sotel, a loosely affiliated group of operators in the federal NMT standard, Vimpelcom which operates networks of various standards in numerous regions and Russian Telephone Development Company which owns interests in cellular ventures throughout Russia.

  Mobile Services Operating Data

     The following table sets forth current operating data for our Mobile Services business group (Golden Telecom GSM and Vostok Mobile). The ownership interest in the second column indicates our legal ownership percentage for the respective equity investments. We have decided to cease financial support and to dispose of our ownership interests in some of these ventures.

                                                                   NUMBER OF       AVERAGE REVENUE PER
                                   ECONOMIC,                         ACTIVE       ACTIVE SUBSCRIBER FOR
                                  BENEFICIAL                     SUBSCRIBERS AT     THE QUARTER ENDED
OPERATING COMPANY                  INTEREST          CITY        JUNE 30, 1999        JUNE 30, 1999
- -----------------                 -----------        ----        --------------   ---------------------
Russia
  Arkhangelsk Mobile Network....      50.0%     Arkhangelsk           1,040               $168
  Astrakhan Mobile..............      50.0%     Astrakhan             1,358                234
  Altaisvyaz....................      50.0%     Barnaul                 483                329
  Chuvashia Mobile..............      70.0%     Cheboksary              738                223
  Lipetsk Mobile................      70.0%     Lipetsk                 819                202
  Murmansk Mobile Network.......      50.0%     Murmansk              1,268                252
  Penza Mobile..................      60.0%     Penza                   483                207
  Saratov Mobile................      50.0%     Saratov               1,682                284
  Parma Mobile..................      50.0%     Syktyvkar               447                289
  Volgograd Mobile..............      50.0%     Volgograd             2,066                338
  Votec Mobile..................      51.0%     Voronezh              2,569                202
  Mar Mobile....................      50.0%     Yoshkar-ola             427                213
  Novotel.......................     100.0%     Novgorod                387                258
  PrimTelefone..................      50.0%     Vladivostok           4,208                381
Ukraine
  Golden Telecom GSM............     56.75%     Kiev                 15,547                317
                                                                     ------               ----
          Total/average.........                                     33,522               $297
                                                                     ======               ====

VOICE AND DATA NETWORK FACILITIES

     Our telecommunication networks reflect the licensing regime adopted by the Ministry of Communications and its successor agencies and consist of technologically advanced systems designed for businesses and other high usage customers. We own the electronic hardware and software elements of the network, including transmission equipment, and depending upon economic and strategic criteria, we own or lease the network transport elements.

     The map on the inside front cover of this prospectus shows the location of our networks throughout Russia and the other countries of the Commonwealth of Independent States.

  METROPOLITAN AREA NETWORKS

     In Moscow, Kiev and St. Petersburg, we operate metropolitan area networks
(MANs) through Sovintel, TCM and Golden Telecom (Ukraine). In each of these locations, we own or lease local access lines and private branch exchanges
(PBXs), local exchange switches, local numbering capacity, fiber optic transmission rings and a fiber optic backbone. Our facilities in Moscow are fully integrated with our domestic and international networks, as well as with the networks of Rostelecom and the Moscow city public telephone network. The elements of this Moscow MAN operated by Sovintel and TCM include the following facilities:

     - Access lines supporting approximately 55,000 local access numbers connecting approximately 2,500 buildings to more than 400 PBXs. These PBXs are often located on customer premises, to distribute advanced telephony services in those premises to the end-users. These PBXs function as switches that permit users to receive incoming calls, to dial any other telephones on the premises that are connected to the PBX, to access a line leading to another PBX or to access an outside line to the public switched telephone network;

     - A network of 16 hub PBXs connected to the fiber optic network, complemented by a Nortel DMS 100E local switch with advanced functionality. These hub PBXs act as traffic aggregators for our 400 PBXs;

     - Fiber optic Synchronous Digital Hierarchy rings of over 750 kilometers that carry our traffic between our network elements. This network connects us to major office buildings, hotels, business centers, and factories and is co-located with 22 central offices of Moscow City Telephone Network, where we have access to copper wire facilities. The copper wire facilities are used in circumstances where a customer's requirements do not justify the immediate investment in fiber optic facilities;

     - A Nokia DX200 local and tandem switch, with 100,000 operational local numbers and an additional 50,000 local numbers under construction, is interconnected to the local public switched telephone network via the backbone fiber optic network and leased channels; and

     - A fiber optic backbone network based on Synchronous Digital Hierarchy technology, consisting of approximately 142 kilometers of fiber optic cable in service. The second stage of construction of the backbone network of approximately 350 kilometers of fiber optic cable has commenced and is expected to be completed by the end of the first quarter 2000. The network interfaces with the 64 local/tandem switches of the Moscow public telephone network and Rostelecom's long distance and international network to provide full interconnectivity between the Nokia DX200 tandem switch and the public switched telephone network.

     Sovintel provides local access for our data service offering in Moscow generally using the same intracity transport and customer access network as described above. This network is complemented by access lines leased from other Moscow-based operators that possess their own local access networks in cases where our data customers are not otherwise on our network. In these circumstances, involving approximately half of our Moscow data customers, we lease local access from Moscow City Telephone Network, Combelga, Macomnet, Golden Line and other competitors. Thus, our customers for data services may use the same local access as provided by their voice service providers.

     Sovintel's St. Petersburg network consists of two hub PBXs interconnected to the St. Petersburg public telephone network through St. Petersburg City Telephone Network, with capacity for 2,000 local numbers, and twenty PBXs that are installed on customer premises and within business centers. We have already constructed approximately 45 kilometers of fiber optic cable in and around St. Petersburg, which is used to connect office buildings and business centers to our network. We plan to construct an additional 60 kilometers of fiber optic cable in St. Petersburg in 1999 extending service to the rapidly developing industrial complex located outside the city center.

     In Ukraine, Golden Telecom (Ukraine) provides local exchange carrier services through our MAN in Kiev. Golden Telecom BTS provides last mile connections (both copper and fiber optic) from three large PBX switches acting as central offices in the city and a large quantity of smaller PBXs. In Kiev, we have constructed a 123-kilometer fiber optic ring consisting of a main loop and two sub-rings. We plan to extend the total fiber optic network to serve additional customers. We have also constructed a data network consisting of seven data switches.

     We offer combined voice and data services with access to the local public switched telecommunications network (PSTN) in 14 different major metropolitan areas in Russia through our Sovam and TeleRoss operating companies. Depending on the region, we have between 100 to 500 local lines in service, for a total combined capacity through our Sovam and TeleRoss operating companies of approximately 4,000 lines. Last mile access to the customers is usually provided through leased copper or fiber optic lines.

     Sovam also employs dial-up Internet access servers using approximately 750 dial-up lines in 35 cities in Russia and Ukraine, allowing our customers to get Internet access through a local call. This dial-up roaming service is also available in over 80 countries through the international data-roaming entity, GRIC

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dial. Through these dial-up access servers, we offer local roaming for Internet access, whereby an Internet customer normally residing in Moscow may travel to other regions in Russia and internationally, call a local access number, and access the Internet. This service may further expand with the development of our network.

  INTERNATIONAL NETWORKS

     Sovintel and TeleRoss provide international switched voice services in Russia using leased transmission capacity that they obtain from Rostelecom within Russia, and international carriers beyond the Russian borders. Similarly, in Ukraine, Golden Telecom (Ukraine) leases capacity from Ukrtelekom for domestic segments and international operators for international segments. We operate two international gateway switches. One switch, Sovintel's Nortel DMS 300, is located in Moscow, and the other international gateway switch, Golden Telecom (Ukraine)'s Siemens EWSD, is in Kiev. These international gateway switches carry our international switched voice traffic to international operators with which we have interconnect and settlement agreements.

     Sovam uses Nortel asynchronous transfer mode Passport technology for its core data network to provide certain international private line circuits and international data transmission services, such as X.25, asynchronous transfer mode and frame relay and Cisco routers for Internet access. Sovam leases the domestic fiber optic capacity necessary to implement these service offerings from Rostelecom, Ukrtelekom, Rascom and Sonera. International segments of these offerings are provided in cooperation with international operators such as Cable & Wireless, AT&T and Unisource. In Ukraine, international outgoing and incoming traffic is similarly routed by Golden Telecom (Ukraine) via fiber optic cable to GTS Wholesale Services, Cable & Wireless, Sovintel in Moscow and several other international operators. In addition to their terrestrial network, TeleRoss and Sovam also use satellite transmission to offer the same services between Moscow and other major Commonwealth of Independent States cities such as Almaty, Tashkent, Tbilisi and Baku.

  DOMESTIC LONG DISTANCE NETWORKS

     TeleRoss has developed a land-based regional network to provide domestic long distance and data services in Russia. Its land-based domestic long distance network consists primarily of fiber optic capacity leased from Rostelecom. We use this land-based network primarily to serve our regional data and Internet businesses. This network currently accesses more than 80 different points of presence across Russia and in certain large Commonwealth of Independent States cities. We may further develop our land-based network to meet the demands of our customers, especially data users.

     TeleRoss also leases capacity on a satellite transponder (72 MHZ) from Intelsat. We recently signed a five-year lease for this capacity, which expires in March 2004. The coverage area of this satellite, or "footprint", includes the full territory of Russia and other countries of the Commonwealth of Independent States. Using this leased satellite transponder, TeleRoss serves fourteen Regional Earth Stations (RESs) and 26 VSAT stations across the country. A VSAT is a relatively small satellite antenna, typically 1.5 to 5 meters in diameter, used primarily for satellite-based point-to-point applications. These RESs and VSATs interconnect with our central hub in Moscow and with local facilities in the areas where the RESs and VSATs are located. TeleRoss's central hub in Moscow interconnects with Sovintel's and TCM's Moscow-based international, domestic long distance and local facilities.

     TeleRoss and Sovam have developed their land-based technology in parallel with its satellite network for a number of reasons, including the following:

     - Fiber transmission is more suitable for data applications than satellite transmission because of fewer transmission delays;

     - High entry cost for VSAT technology for customers with limited capacity requirements; and

     - Because there is no "public data network", we need to establish land-based points of presence in each location where data services are required.
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     We are implementing a strategy to integrate the land-based and satellite networks and to integrate the different technologies integral to each, thereby developing a single, multi-purpose network. The technologies required to carry voice over packet networks, such as voice over frame relay, voice over Internet Protocol and voice over asynchronous transfer mode, have become available and allow for such network integration. This integration may benefit us in different ways:

     - Creates a possibility to carry voice "on net" between multiple locations. This application was not possible with a satellite-only network, because the time delays in consecutive satellite "hops" are impractical for efficient communications;

     - Creates a possibility to terminate traffic in significantly more points of presence. Points of presence established originally for data services may be extended to carry voice over an interface to a local voice operator, allowing us to extend our carrier's carrier services;

     - Improves network resilience both for voice and data networks through the optimal combination of land-based fiber and satellite transport capacity; and

     - Enables us to operate an integrated network over which could offer voice, data and Internet services.

     We have already upgraded five points of presence to carry packet switched voice, and we intend to upgrade other points of presence.

  CELLULAR NETWORK

     Our cellular operations are each comprised of a mobile switching center and a network of radio base stations providing coverage to each licensed region. In most cases, base stations are interconnected via microwave transmission facilities although some are connected to their associated mobile switching centers with fiber optic or copper facilities. Our most extensive cellular networks have been deployed in Kiev and the Primorski region of the Russian Far East.

     Golden Telecom (Ukraine) operates a GSM-1800 network in Kiev and the immediately surrounding areas with a mobile switching center and 55 base stations. The network also includes various value-added service platforms offering voicemail, short message service, and prepaid cellular administration. This network provides full coverage of the city and international airport Borispol.

     PrimTelefone, one of our Vostok Mobile ventures, operates a NMT-450 network in Vladivostok and seven other cities in the Primorski region, including the road between Vladivostok and the regional airport. Nine base stations are deployed in the Vladivostok metropolitan area and fourteen base stations cover other cities in the Primorski region.

EMPLOYEES

     On June 30, 1999, we, our consolidated subsidiaries and our joint ventures employed a total of 1,407 full-time employees. This included 353 employees dedicated to customer relations, sales and marketing, 469 employees dedicated to technical services, and 289 employees dedicated to company finances. We do not have any collective bargaining agreements with our employees, and we believe that our relations with our employees are generally good. We believe our future success will depend on our continued ability to attract and retain highly skilled and qualified employees.

PROPERTIES

     We possess the right to occupy and utilize four floors of a building in eastern Moscow which serve as the principal office for TCM, Sovam and TeleRoss and which houses our representative office. Three of our cellular joint ventures own small premises which serve as their main offices. We lease various buildings and space in buildings throughout the Commonwealth of Independent States that we use for our offices. Besides this office space, our principal facilities consist of telecommunications installations, including

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switches of various sizes, cables and VSAT and other transmission devices located throughout the Commonwealth of Independent States. We believe that our facilities are adequate for our present needs.

LITIGATION

     We are occasionally involved in routine litigation concerning various matters. However, we do not currently consider any of this litigation to be material in the aggregate.

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      THE POLITICAL, LEGAL AND ECONOMIC ENVIRONMENTS IN RUSSIA AND UKRAINE

  RUSSIA

     Political Environment. Since the dissolution of the Soviet Union in December 1991, Russia has been in the process of a substantial political transformation. The Russian Constitution, ratified in 1993, establishes a three-branch governing system that replaced the Communist dominated Soviet system. The three-branch system consists of a powerful executive branch led by the President, a bicameral legislative branch with an upper assembly, the Federation Council, and a lower assembly, the Duma, and a judicial branch. Boris Yeltsin was elected to a second term as President in July 1994, and his term will end in June 2000. In recent years, Yeltsin has lost popular support on account of political and economic dislocations, disaffection with economic reform, institutionalized corruption and his erratic stewardship of the country.

     Prime Minister Putin was appointed by President Yeltsin and confirmed by the Duma on August 16, 1999. Prior to his appointment as Prime Minister, Putin served as the Head of the Russian Federal Counter-Intelligence Agency and as the Head of the Internal Controls Department of the President's Administration. Prime Minister Putin has stated that he intends to follow his predecessors' policies. Putin enjoys the full support of the President to succeed him.

     Putin's predecessor, Prime Minister Stepashin, was appointed by President Yeltsin and confirmed by the Duma in May 1999. Before his appointment as Prime Minister, Stepashin served as the Head of the USSR Federal Security Agency and Russian Federal Counter-Intelligence Agency, the Minister of Justice and the Minister of the Interior. Prime Minister Stepashin's frequently stated goal was to renew prior efforts to improve the economy, including measures to revive domestic production and reform the economy, create better living conditions and restore Russia's international stature.

     Prime Minister Stepashin's predecessor was Yevgeny Primakov, a career academic who later joined the USSR and Russian government as the head of the Committee for State Security (KGB) and its successor agency and still later as the Russian Minister of Foreign Affairs. Prior to his dismissal in May 1999, Prime Minister Primakov followed a mixed economic policy, recommending lower value-added and profit taxes, greater government intervention in the economy, and deficit spending. Primakov was credited with stabilizing Russia's political and economic situation after the August 1998 financial crisis and for lobbying the Russian legislature to adopt stricter currency controls and oil and gas production sharing legislation. Prime Minister Primakov also advocated increased foreign direct investment in the Russian economy and initiated a well-publicized campaign against institutionalized corruption in the state bureaucracy.

     The political and economic changes in Russia over the last eight years have resulted in significant dislocations of authority. As a result of the frequent turnover at the federal government level, the continuing absence of an effective central government, and direct elections at the local level, certain regions of Russia are exercising more independence in both political and economic policies. Significant organized criminal elements have taken advantage of these dislocations. High levels of corruption exist among government officials and among commercial enterprises in which the state has an ownership interest.

     With the frequent changes of government in Russia and the other countries of the Commonwealth of Independent States, government policies are subject to rapid and potentially radical change. Duma elections are scheduled for December 1999 and presidential elections are slated for June 2000. As these dates approach, the political situation may become increasingly unstable. In the event that an increased number of ultra-nationalistic, anti-western or Communist lawmakers are chosen by the electorate, it is possible that some of the political reforms initiated during the last eight years could be reversed. The likelihood of this prospect has increased as a result of the widespread displeasure over NATO's military campaign in Serbia and the United States' leading role in this effort.

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     Russia and Serbia have traditionally maintained close ties. The recently concluded NATO bombing campaign in Serbia gave rise to nationalistic sentiment in Russia, including protest demonstrations at the US Embassy in Moscow. Events in Serbia or Kosovo may give rise to increased Russian nationalism, which could impact Duma elections to be held in December 1999, attitudes towards Western foreign direct investment or business usage of Western suppliers such as ourselves.

     Legal Environment. Since the dissolution of the Soviet Union in December 1991, President Yeltsin and the Duma have been enacting piecemeal legislation in an attempt to develop a legal framework to guide the transition from a centralized command economy to a more market-oriented economy. While a rudimentary legal framework has partially developed, legislation is often inconsistent, contradictory, poorly drafted and unclear. This general characterization is particularly applicable to tax legislation. Ambiguities in the law are exploited by tax collectors struggling to increase state budgetary resources. Administrative regulations and decrees are frequently not published and are not available for review. The judiciary lacks the power necessary to enforce its judgments and judges are frequently underpaid, inexperienced and commercially unsophisticated. In addition, judges are subject to intimidation, and corruption in the judiciary is not unusual. Hence, in such an environment, contracts are frequently unenforceable in courts of law.

     The Duma has enacted legislation to protect foreign investment and other property against expropriation and nationalization. In the event that such property is expropriated or nationalized, legislation provides for reimbursement of the value of the property and damages. However, due to the lack of state budgetary resources, experience and political will to enforce these provisions, and due to potential political changes, we cannot assure you that such protections would be enforced.

     Legislation and normative acts specific to the telecommunications industry provide a narrower legislative framework that guide our operations. Russian Federation Law No. 15-FZ, On Communications, signed by President Yeltsin on February 16, 1995 (the "Communications Law") provides a framework for the regulation of the Russian telecommunications industry.

     Pursuant to the Communications Law and subsequent governmental decrees, the State Committee for Telecommunications (Goskomsvyaz) is assigned the authority to regulate and control the development of the communications industry in Russia. Additional legislation defines the roles of other communications regulatory organs, with Goskomsvyaz exercising responsibility over the issuance of operator's licenses and the supervision of each of those organs. The State Service for the Supervision of Communications (Gossvyaznadzor) is empowered to issue certain permits required for network operation and for the importation and use of telecommunications equipment. Gossvyaznadzor conducts periodic inspections to determine an operator's compliance with the terms and conditions of its licenses and is authorized to issue orders and instructions requiring operators to bring their network into compliance with their licenses or to face fines and/or to recommend to Goskomsvyaz that a license should be suspended or revoked.

     The State Commission for Radio Frequencies (GKRCh) is responsible for administering the utilization of the radio spectrum. This government agency assigns and oversees the operation of radio frequencies. The State Commission for Information is charged to coordinate the development and integration of governmental and private telecommunications projects and networks. The State Commission for Electrosvyaz (GKES) is responsible for improving the legislative and regulatory base governing the telecommunication industry and for coordinating the development of different telecommunications networks.

     Pursuant to Article 15 of the Communications Law, any entity that offers any communications service must obtain the appropriate license from Goskomsvyaz in accordance with the Communications Law and relevant licensing regulations. In fact, neither the Communications Law nor such regulations provide clear guidelines or base standards for the issuance or extension of a license and Goskomsvyaz exercises broad discretion when determining whether to approve a license application and when setting the terms and conditions of the license. Telecommunications licenses are typically issued for terms between three and ten years, and are not transferable.

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     Article 17 of the Communications Law provides that communications networks and facilities in Russia may be owned by legal entities and individuals acting as communications operators, including foreign organizations and individuals.
Article 18 of the Communications Law states that foreign investors may participate in the privatization of state-owned communications enterprises within limits established by relevant privatization legislation.

     In addition to telecommunications legislation, the Russian telecommunications industry is also shaped by privatization legislation and the resulting privatization of state-owned telecommunications enterprises over the last several years.

     Economic Environment. Before the August 1998 financial crisis, the Russian government and Central Bank took measures to stabilize a deteriorating economy and provide adequate liquidity, including the August 17, 1998 decision to allow the ruble's value to float between 6.0 and 9.5 rubles to the US dollar. They also imposed a 90-day moratorium on the payment of foreign exchange to meet certain obligations of Russian entities, and declared their intent to restructure the payment terms of certain treasury bills. Since then, the ruble's value declined substantially below the 9.5 ruble/US dollar floor set on that date, but has recently settled at approximately 25 rubles/US dollar. As a result, our financial performance has been negatively affected.

     After the August 1998 financial crisis, the International Monetary Fund refused to rollover Russia's sovereign debt, as well as lend any additional funds, until the Russian legislature passed a package of economic reform legislation submitted by the Primakov government. Although the IMF has rolled over Russia's pre-existing financing, it has tied the release of tranches thereunder to the achievement of certain budgetary and monetary performance targets. In addition, political pressure is building to halt further disbursements until the Russian government has fully and satisfactorily accounted for the use of prior IMF funding. Meanwhile, the Russian government continues to negotiate with the London and Paris Clubs of creditors for a restructuring of debt Russia inherited from the former Soviet Union totaling $32.4 billion and $38.7 billion, respectively. This underscores the extent to which Russia has been dependent upon substantial financial assistance from multilateral organizations and foreign governments. However, both clubs have refused to reschedule the Soviet-era debt until the economic reform legislation is adopted. If such debt is not rescheduled, economic development in Russia and other countries of the Commonwealth of Independent States may be adversely affected.

     In addition, the Russian government has defaulted on rescheduled payments of certain commercial and sovereign debt obligations inherited from the former USSR, including the recent default of approximately $900 million in interest payments to the London Club of creditors. As a result, it is likely that the Russian government and Russian businesses will have difficulty accessing Western financial markets for the foreseeable future.

     Lastly, Russian and other Commonwealth of Independent States businesses have a limited operating history in market-oriented conditions. Many Russian banks are undercapitalized and continue to have cash shortages. The Russian Central Bank has reduced banks' reserve requirements in order to inject more liquidity into the Russian financial system, but has stressed that it will not bail out the weaker banks. Many of these banks are expected to close over the next several years as a result of bank failure and anticipated consolidation in the industry.

     Taxes. Generally, taxes payable by Russian companies are numerous and substantial. They include taxes on profits, revenue, assets and payroll, as well as value-added tax. Russian companies within the same ownership group cannot be consolidated, and therefore, each company must pay its own Russian taxes. Because there is no consolidation provision, dividends are subject to Russian taxes at each level that they are paid. Currently, dividends are taxed at 15% and the payor is required to withhold such tax when paying dividends, except with respect to dividends paid to foreign entities that qualify for an exemption under treaties on the avoidance of double taxation. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. This history, plus the existence of large government budget deficits, raises the risk of a sudden imposition of arbitrary or onerous taxes, which could adversely affect us.
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     In various foreign jurisdictions, we are obligated to pay value-added tax on the purchase or importation of assets, and for certain other transactions. In many instances, value-added tax liabilities can be offset against value-added tax which we collect and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that we are obligated to pay additional amounts of value-added tax. In our opinion, any additional value-added tax which we may be obligated to pay would be immaterial.

     In addition, the new Tax Code authorizes Russia's regional legislative authorities to impose a local tax on the sale of goods and services on their territories. A number of such subdivisions have exercised this authority, including Moscow and St. Petersburg which have established a local sales tax at a rate of 4 percent.

  UKRAINE

     Ukraine declared independence from the Soviet Union in 1991. Since that time, Ukraine has established a three-branch system of government similar to that in Russia, although the position of the president in Ukraine is not as strong as in Russia. Following a period of significant political debate, the new Ukrainian Constitution was ratified in June 1996. Independent Ukraine's first President Leonid Kravchuk led the country through a period of significant economic and social decline. Following the 1995 presidential elections, Leonid Kuchma succeeded him. Ukraine is one of the few former Soviet republics to smoothly and peaceably transfer executive power. New presidential elections are scheduled to take place in October 1999.

     Valery Pustovoitenko became Prime Minister in 1998, replacing Pavel Lazarenko who is now the subject of criminal inquiries relating to corruption and money laundering in Switzerland and Ukraine. In general, the political situation in Ukraine has remained stable since the removal of Lazarenko. The socialist/Communist dominated Parliament, the Rada, is not as combative as its Russian counterpart although it is generally reluctant to support reforms, resulting in most reform-minded legislation being watered down or rendered ineffective.

     In September 1996 a new currency, the hryvna, was introduced, replacing the temporary karbovanets (coupons) that were in circulation following the country's independence from the Soviet Union. The National Bank of Ukraine, the nation's central bank, has steadfastly refused to permit wholesale printing of the currency despite much pressure from Parliament. Recently, however, the Rada enacted legislation stripping the central bank of its independence and making it accountable to the President as well as the Rada.

     As with other former Soviet Republics, Ukraine is plagued with widespread corruption and criminal activity. Organized criminal groups are active throughout Ukraine. High levels of corruption exist among government officials and among commercial enterprises in which the state has an ownership interest. Although we do not believe we have been adversely affected by these activities to date, organized or other crime could in the future may have a material adverse effect on our operations and the market price of our common stock.

     The regulatory and tax environment in Ukraine is even less developed than in Russia despite significant technical assistance provided by the United States and the European Union.

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                                   REGULATION

     Telecommunications operators in Russia are regulated by the State Committee for Telecommunications or Goskomsvyaz, the successor of the Russian Ministry of Communications, and its subordinate bodies, Gossvyaznadzor and the State Radio Frequency Commission. These telecommunications authorities and their regional branches, together with certain other regional and local authorities, generally regulate telecommunications operators in their jurisdictions through their power to issue licenses and permits and conduct periodical compliance inspections.

     The Communications Law sets out a legal and regulatory framework for the telecommunications industry. It sets forth general principles for the right to carry on telecommunications activities, describes government involvement in telecommunications regulation and operation, establishes the institutional framework involved in regulation and administration of telecommunications, and deals with various operational matters, such as ownership of networks, protection of fair competition, interconnection, privacy and liability. Separate legislation and administrative regulations implement this institutional framework.

     Goskomsvyaz issues licenses to provide telecommunications services on the basis of a decision by the Licensing Commission at Goskomsvyaz. Goskomsvyaz has generally issued no new licensing regulations since the enactment of the Communications Law, and in practice Goskomsvyaz continues to issue licenses based on the general regulations applicable to any licensing activity in Russia, except to the extent such regulations have been effectively modified by the introduction of more specific regulations covering the licensing of cellular services. According to the general licensing regulations, licenses for rendering telecommunications services may be issued and renewed for periods which range from 3 to 10 years and several different licenses may be issued to one person. Under the recently enacted cellular licensing regulations, licenses for rendering cellular services may be issued only on the basis of a competitive tender typically for longer periods which range from 5 to 15 years. Once the licenses are received, the licensee is required to register its right to hold and operate under the license with Gossvyaznadzor. Renewals may be obtained upon application to Goskomsvyaz and verification by appropriate government authorities that the licensee has conducted its activities in accordance with the terms of the licenses. Officials of Goskomsvyaz have broad discretion with respect to both the issuance and renewal procedures. The Communications Law and general licensing regulations provide that a license may not be transferred or assigned to another holder. Cellular service licenses obtained through competitive tender are freely assignable.

     Regional authorities also exercise influence in the issuance of Advanced Mobile Phone System (AMPS) licenses, partly because AMPS has been designated a "regional standard". In addition, entities such as Svyazinvest at the federal level, as well as other entities in Moscow and St. Petersburg and other administrative regions within Russia exercise significant control over their respective local telephone networks and may therefore affect the licensing process.

     Licensing procedures for our cellular services include frequency licensing from Goskomsvyaz through a two step process. A license must first be obtained from Goskomsvyaz for permission to operate mobile cellular services on a commercial basis in a specific standard and frequency bandwidth. Thereafter, an approval to use specific frequencies within the band must be received from the State Radio Frequencies Commission. Once the licenses are received, Gossvyaznadzor confirms the rights of an operator to offer radio frequency transmissions on specific frequencies, administers type acceptance procedures for radio communications equipment and monitors compliance with licensing conditions. Both the general and the cellular licensing regulations require us to obtain additional permits with respect to the use of equipment and the provision of services.

     It can be difficult and expensive for us to comply with applicable Russian telecommunications regulations. For example, the Communications Law provides that telecommunications in Russia are confidential and may only be intercepted by a court order. Nevertheless, we are subject to SORM, the Russian acronym for the surveillance system operated partly by the Federal Security Service, a government agency that is responsible for electronic surveillance. SORM requires telecommunications networks to facilitate monitoring of electronic traffic. However, the Federal Security Service has not finalized its

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technical specifications governing compliance with SORM, and there is a dispute regarding the appropriate level of technical compliance with SORM and the costs of implementing SORM facilities to monitor e-mail and Internet traffic.

     The regulatory framework governing the telecommunications industry in Ukraine, while relatively less developed and less comprehensive, is generally similar to the Russian regulatory framework. For example, there is greater uncertainty as to the regulatory regime concerning the terms and conditions for interconnection to the public network. Therefore, regulations in Ukraine tend toward greater unpredictability and ambiguity.

     Ukrainian legislation prohibits the establishment and operation of telecommunications ventures that are more than 49%-owned by foreign investors. We do not believe that this prohibition extends to indirect investment by a foreign entity through a wholly owned Ukrainian subsidiary. Thus, we established a local holding subsidiary which owns another 20% of the Company. In addition, the Ukrainian government has imposed substantial frequency permit fees in connection with providing GSM service in Ukraine, and Golden Telecom (Ukraine) has paid a one-time $2.9 million frequency license fee on Golden Telecom (Ukraine)'s license. In May 1999, the government passed a resolution which would, if enforced, effectively increase our frequency fees from $25,000 per month to $250,000 per month for the period July-December 1999, and would have a material adverse effect on our operations in Kiev, however this resolution has recently been suspended. We cannot assure you that additional fees will not be imposed in the future upon the reissuance and/or renewal of such license or for the continued use of assigned frequencies, nor that the increase in fees will not be implemented again. Ukrainian international operators are also required to make yearly investments into PTSN as a condition of their international licenses.

     Our subsidiaries and ventures hold the following licenses in Russia and Ukraine which are materially significant to their operations:

     Switched Services. In Russia, we hold two licenses for switched services. The first license was reissued to Sovintel in January 1999 and authorizes Sovintel to operate as an international overlay network with the ability to interconnect with the Moscow region and St. Petersburg PSTN. This license requires Sovintel to provide service to at least 50,000 subscribers and expires in May 2000. The second license was reissued to TeleRoss, a wholly owned subsidiary of GTS, in October 1998 for provision of intercity services in 40 regions including the city of Moscow with ability to interconnect with the PSTN. In Kiev, Ukraine, we hold a license for provision of overlay network services, including domestic and international long distance services, in the name of Golden Telecom (Ukraine) -- Business Services.

     Leased Circuits. In January 1999 Sovintel was reissued a five-year license to lease local, intercity and international circuits in the territory of Moscow, the Moscow region and St. Petersburg. The license requires Sovintel to lease no less than 2,500 circuits by the end of its term.

     Data Services. In November 1998, Sovam was reissued a 5 1/2-year license to provide data transmission services via a dedicated network to a number of regions covering a large portion of Russia. The license permits a network capacity of not less than 14,000 customers and allows it to interconnect with other data transfer networks in Russia. Sovam Teleport Ukraine and Golden Telecom (Ukraine) provide data services within the territory of Ukraine.

     Local Access Services. In January 1997, TCM was licensed to provide local telephone service in Moscow to not less than 100,000 subscriber local access lines. The license expires in May 2006. TCM has received authorization from Goskomsvyaz to construct an additional 50,000 numbers. TCM has also completed negotiations with Moscow City Telephone Network to interconnect these numbers with the Moscow city telephone network. TCM is currently discussing with Goskomsvyaz whether an amendment to its license is necessary to add these numbers to its license.

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     Mobile Services. Our cellular companies have licenses which expire on various dates between 2005 and 2007. One of the companies initially received an operating license in 1994, five companies initially received an operating license in 1995, five companies initially received an operating license in 1996 and one company initially received an operating license in 1997, and one company has renewed its license in 1999 for an extended term of more than eight years. Additionally, Vostok Mobile has received AMPS licenses for five cities which it currently does not plan to exploit.

     Golden Telecom GSM holds a license for provision of GSM-1800 mobile services within the territory of Ukraine.

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                                   MANAGEMENT

     The following table sets forth the name and principal business occupation or employment, and material occupations, positions, offices or employments for the past five years of each of our directors and executive officers. Unless otherwise indicated, each such person is a citizen of the United States.

MEMBERS OF THE BOARD OF DIRECTORS

NAME                                   AGE     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----                                   ---     ------------------------------------------
Alexander M. Knaster.................  40    Chief Executive of Alfa Bank, Moscow
Stewart P. Reich.....................  54    President and Chief Executive Officer of Golden
                                               Telecom, Inc.
Grier C. Raclin......................  46    Senior Vice President -- External Affairs,
                                             General Counsel and Secretary of GTS
Robert A. Schriesheim................  39    Executive Vice President and Chief Corporate
                                               Development Officer and Chief Financial
                                               Officer of GTS
H. Brian Thompson....................  60    Chairman of the Board and Chief Executive
                                             Officer of GTS

     ALEXANDER M. KNASTER was elected to our Board of Directors in September 1999. Mr. Knaster has been Chief Executive of Alfa Bank, a commercial bank headquartered in Moscow, since October 1998. Prior to joining Alfa Bank, from 1995-1998, Mr. Knaster was President and Chief Executive Officer of Credit Suisse First Boston (Moscow) and was responsible for that investment banking firm's operations in Russia and other countries of the Commonwealth of Independent States. Before his tenure with Credit Suisse First Boston (Moscow), Mr. Knaster spent ten years in the investment banking industry as director with Deutsche Morgan Grenfell in Moscow, as managing director with Bankers Trust in New York and London, and as managing director and partner with Simmons & Company International in Houston.

     STEWART P. REICH joined GTS as President -- GTS-CIS in September 1997. From September 1992 to August 1997, Mr. Reich was President of Utel, a joint venture of AT&T, Deutsche Telekom, PTT Telecom (Netherlands) and Ukrtelekom, a Ukrainian company which provides international and domestic services in Ukraine.

     GRIER C. RACLIN joined GTS as its Senior Vice President and General Counsel in September 1997, and was elected Corporate Secretary of the Company in December 1997. Prior to joining GTS, Mr. Raclin served as Vice-Chairman and a Managing Partner of the Washington, D.C. office of Gardner, Carton & Douglas, a 250-attorney, corporate law firm based in Chicago, Illinois, where his practice was concentrated in the area of international telecommunications.

     ROBERT A. SCHRIESHEIM joined GTS as Executive Vice President and Chief Corporate Development Officer in February 1999 and assumed the duties of Chief Financial Officer of GTS in September 1999. Since 1997, he was President, Chief Executive Officer and Director of SBC Equity Partners, Inc., a private equity firm affiliated with Sanwa Business Credit Corporation that invests in technology-based service and manufacturing companies. From 1996-1997, Mr. Schriesheim was Vice President -- Corporate Business Development for Ameritech Corp., the regional Bell operating company, and Managing Director -- Ameritech Development Corporation. From 1993-1996, he was Vice President -- Acquisitions and New Business Development (1993-1994) and Vice President -- Global Corporate Development (1995-1996) of A.C. Nielsen Company, a consumer marketing research, information and decision-support service.

     H. BRIAN THOMPSON was elected Chairman of the Board and Chief Executive Officer of GTS in March 1999. From 1991 until June 1998, Mr. Thompson was Chairman and Chief Executive Officer of LCI International, Inc., a provider of telecommunications services in the United States and to more than 230 international locations. In June 1998, LCI was acquired by Qwest Communications International, Inc.

and Mr. Thompson became Vice Chairman of Qwest. He resigned from the Board of Directors of Qwest in December 1998. He serves as a member of the boards of directors of Bell Canada International, Inc., PageNet do Brazil and Williams Communications Group, Inc. Mr. Thompson also serves as Co-Chairman of the Global Information Infrastructure Commission and as Chairman of the Advisory Committee for Telecommunications for Ireland Department of Public Enterprise.

EXECUTIVE OFFICERS

     The following are our executive officers:

NAME                                         AGE                 POSITION
- ----                                         ---                 --------
Stewart P. Reich...........................  54    President and Chief Executive Officer
David J. Wisher............................  43    Chief Financial Officer
Stan M. Abbeloos...........................  46    Chief Operating Officer
Jeffrey A. Riddell.........................  38    General Counsel and Secretary

     STEWART P. REICH joined GTS as President -- GTS-CIS in September 1997. From September 1992 to August 1997, Mr. Reich was President of Utel, a joint venture of AT&T, Deutsche Telekom, PTT Telecom (Netherlands) and Ukrtelekom (a Ukrainian company which provides international and domestic services in Ukraine).

     DAVID J. WISHER joined GTS as Vice President-Finance -- GTS-CIS in January 1997. From 1992 through 1996, Mr. Wisher was the Assistant Controller for Andrew Corporation, a telecommunications equipment manufacturer that has made extensive investments in Russia.

     STAN M. ABBELOOS joined GTS-CIS in July 1996 as Commercial Director of Sovintel. In October 1997, he was appointed as General Director of Sovam Teleport, and since October 1998, he has also been the Deputy General Director of TeleRoss. From 1991 through 1996, Mr. Abbeloos worked for Alcatel as General Director of LenBell, a joint venture between Alcatel and Krasnaya Zaria, which produces and sells Alcatel's switching and transmission equipment in Russia. Mr. Abbeloos is a citizen of Belgium.

     JEFFREY A. RIDDELL joined GTS as Deputy Director of the Legal
Department -- GTS-CIS in July 1997 and was appointed as Legal
Director -- GTS-CIS in August 1998. Before joining GTS, Mr. Riddell worked as an associate attorney in the Moscow office of Salans, Hertzfeld & Heilbronn, a Paris-based law firm with a significant practice in the Commonwealth of Independent States, from June 1996 through July 1997. Mr. Riddell worked at the Pacific Law Center in Vladivostok and Khabarovsk from May 1994 through June 1996.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

     Each non-employee member of our board of directors will receive an annual retainer fee of $15,000. In addition, each non-employee member of the board of directors will receive a fee of $1,000 for each board meeting attended in person and a fee of $500 for each board meeting attended by telephone. Non-employee members will also receive a fee of $750 for each board committee meeting attended in person and a fee of $500 for each board committee attended by telephone. However, board committee fees will not be paid if the meeting is held on the same day as a board meeting.

                           SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation paid or awarded to, or earned by, our Chief Executive Officer and the four other most highly compensated executive officers serving the operations of Golden Telecom, Inc. in 1998. Each bonus listed below represents a cash bonus paid in the year indicated for services rendered in the immediately preceding year. The number of securities underlying stock options refers to shares of GTS common stock underlying stock options awarded, based on the fair market value of GTS common stock on the date of grant, under the GTS stock option plan.

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                           ANNUAL COMPENSATION                       AWARDS
                                 ----------------------------------------   ------------------------
                                                                                          NUMBER OF
                                                                            RESTRICTED   SECURITIES
NAME AND                                                     OTHER ANNUAL     STOCK      UNDERLYING       ALL OTHER
PRINCIPAL POSITION               YEAR    SALARY     BONUS    COMPENSATION    AWARD(S)    OPTIONS/SAR   COMPENSATION(1)
- ------------------               ----   --------   -------   ------------   ----------   -----------   ---------------
Stewart P. Reich
  President and Chief Executive
  Officer of GTS-CIS...........  1998   $243,750   $98,300     $187,008(2)      0          300,000         $5,197
Stan Abbeloos
  General Director of Sovam and
  Deputy General Director of
  TeleRoss.....................  1998   $173,837   $66,700     $ 93,600(3)      0           60,000         $    0
Gerard Essing
  President of GTS Mobile
  Services(4)..................  1998   $177,500   $47,500     $150,500(5)      0          150,000         $    0
Jean Pierre VanDromme
  Chief Operating Officer of
  GTS-CIS(6)...................  1998   $191,000   $84,400     $107,766(7)      0           60,000         $    0
Kevin Koski
  Deputy General Director of
  Sovintel.....................  1998   $163,500   $30,900     $213,112(8)      0           48,000         $4,181

- ---------------

(1) Amounts disclosed represent the sum of premiums paid by GTS for $1 million in term life insurance for each named executive officer and contributions by GTS under the 401(k) Plan to each named executive's account, except Mr. VanDromme, Mr. Abbeloos and Mr. Essing who do not participate in the 401(k) Plan because of their non-US citizenship. In each case in which GTS paid 401(k) Plan contributions, $4,000 was paid in 1998 to the named executive officers.

(2) For 1998, the amount disclosed includes an overseas living allowance of $72,000, rent on a residence in Moscow of $90,000, and a tax equalization payment of $19,844 that compensated Mr. Reich for the higher taxes he pays because he resides in Russia instead of the United States.

(3) For 1998, the amount disclosed includes an overseas living allowance of $42,000 and rent on a residence in Moscow of $51,600.

(4) Mr. Essing commenced his employment with the Company in 1995 and left the Company in May 1999.

(5) For 1998, the amount disclosed includes an overseas living allowance of $56,000 and rent on a residence in Moscow of $94,500.

(6) Mr. VanDromme commenced his employment with the Company in 1995 and transferred to another GTS company in April 1999.

(7) For 1998, the amount disclosed includes an overseas living allowance of $42,000 and rent on a residence in Moscow of $60,000.

(8) For 1998, the amount disclosed includes an overseas living allowance of $92,631, inclusive of $50,631 for home leave benefits, and rent on a residence in Moscow of $118,000.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information on stock option grants of GTS common stock to the five most highly compensated officers in 1998 under the GTS stock option plan. The exercise price for all of the GTS stock options awarded approximated the fair market value of GTS common stock on the date of grant. The options noted in the second column would vest in February 2005, when GTS's financial results for 2004 are expected to be publicly announced. If certain performance targets are met or exceeded, these options could be fully exercisable in February 2002, when GTS's financial results for 2001 are expected to be publicly announced. The present value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility of 0.75, risk-free interest rate of 4.37% and expected life of five years.

                                                % OF TOTAL
                               NUMBER OF      OPTIONS GRANTED
                              SECURITIES          TO GTS
                              UNDERLYING       EMPLOYEES IN     EXERCISE OR BASE                       GRANT DATE
                            OPTIONS GRANTED     FISCAL YEAR     PRICE (PER SHARE)   EXPIRATION DATE   PRESENT VALUE
                            ---------------   ---------------   -----------------   ---------------   -------------
Stewart P. Reich..........      300,000             4.0              $12.87            10/14/08        $2,476,905
Stan Abbeloos.............       60,000             0.8              $12.87            10/14/08        $  495,381
Gerard Essing.............      150,000             2.0              $12.87            10/14/08        $1,238,453
Jean Pierre VanDromme.....       60,000             0.8              $12.87            10/14/08        $  495,381
Kevin Koski...............       48,000             0.6              $12.87            10/14/08        $  396,305

     All these options that do not vest by the end of 1999 will be surrendered upon the consummation of this offering. Our employees who currently hold GTS options will receive a mixture of restricted shares and options to purchase shares of Golden Telecom as described below in "Stock-Related Compensation".

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

     The following table provides information on the number and value of GTS stock options exercised by the five most highly compensated officers during 1998, the number of options under the GTS Stock Option Plan held by such persons at December 31, 1998, and the value of all unexercised options held by such persons as of that date. The value of the options stated in the last column is based on the closing price of $55.75 on the Nasdaq Stock Market of the GTS shares on December 31, 1998.

                                                                 NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                            SHARES ACQUIRED                        OPTIONS AT FY-END               AT FY-END
                              ON EXERCISE     VALUE REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                              -------------   --------------   -------------------------   -------------------------
Stewart P. Reich..........          --                 --         52,250/468,750             $1,127,250/$7,881,750
Stan Abbeloos.............          --                 --         18,000/114,000             $  373,005/$2,019,015
Gerard Essing.............          --                 --         30,000/240,000             $  609,975/$4,079,925
Jean Pierre VanDromme.....          --                 --        131,060/137,440             $3,045,497/$2,567,833
Kevin Koski...............      12,250           $261,844         71,250/84,500              $1,588,086/$1,473,105

     Unexercised GTS options that do not vest by the end of 1999 will be surrendered upon the consummation of the offering. Holders will receive restricted shares and options to purchase shares of Golden Telecom as described below in "Stock-Related Compensation".

STOCK-RELATED COMPENSATION

     Before this offering, our executive officers and some of our employees participated in GTS stock option plans, pursuant to which they were granted options to purchase GTS common stock. At the time of the consummation of the offering, such persons will surrender all their GTS options that do not vest by the end of 1999, and they will receive restricted shares and options to purchase shares of Golden Telecom. These restricted shares and the shares underlying these options will represent 12% of our fully diluted share capital immediately after the consummation of this offering. These restricted shares and options are intended as long-term compensation and to align the interests of the grantees with our stockholders.

     The restricted shares of Golden Telecom will vest on the second anniversary of the date of the consummation of this offering. Each of the Golden Telecom options will have an exercise price equal to the public offering price in this offering. One-third of these options will vest on the first anniversary of the consummation of this offering. Thereafter, the options will vest in equal monthly installments for a period of 24 months.

GOLDEN TELECOM, INC. EQUITY PARTICIPATION PLAN

     Prior to the effective date of this offering, our board of directors intends to approve the 1999 Equity Participation Plan of Golden Telecom, Inc.,
which we also refer to as the Equity Plan. A total of           shares of common
stock are reserved for issuance under the Equity Plan. The principal purposes of the Equity Plan are to provide incentives for our officers, employees and consultants through granting of options and restricted stock, thereby stimulating their personal and active interest in our development and financial success, and inducing officers and employees to remain with our company. The Equity Plan is also intended to assist us in attracting and retaining qualified independent directors (that is, directors who are not employed by us), by providing for the automatic grant of options to independent directors. As of the date of this filing, no grants have been made under the Equity Plan.

     Under the Equity Plan, not more than           shares of common stock
(subject to antidilution and other adjustment provisions) are authorized for issuance upon exercise of options or upon vesting of restricted or deferred
stock awards. Of these           shares, not more than           are designated
for issuance solely pursuant to Incentive Stock Options, which are described below. Furthermore, the maximum number of shares which may be subject to options and restricted stock granted under the Equity Plan to any individual in any
calendar year cannot exceed           (subject to antidilution and other
adjustment provisions).

     The principal features of the Equity Plan are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement.

  Administration

     The compensation committee of the board of directors or another committee or subcommittee appointed under the terms of the Equity Plan (which we refer to as the Committee) which other committee or subcommittee consists solely of two or more members of the board of directors, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) and an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (which we refer to as the Code), will administer the Equity Plan with respect to grants to our employees or consultants and the full board of directors will administer the Equity Plan with respect to options granted to independent directors.

     Notwithstanding the foregoing, the full board of directors may administer the Equity Plan with respect to grants to our employees or consultants, except with respect to matters which under Rule 16b-3 of the Exchange Act or Section 162(m) of the Code are required to be determined by the Committee.

     Subject to the terms and conditions of the Equity Plan, the Committee has the authority to select the employees and consultants, if any, to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, to interpret the provisions of the Equity Plan, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan with respect to grants or awards made to employees or consultants. The Committee (and the board of directors) is also authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan. Notwithstanding the foregoing, the Board shall conduct the general administration of the Equity Plan with respect to options granted to independent directors.

  Eligibility

     Options and restricted stock under the Equity Plan may be granted to individuals who are our employees, directors or consultants (or employees or consultants of any of our current or future subsidiaries) selected by the Committee for participation in the Equity Plan. In addition, the Equity Plan provides for certain automatic grants of non-qualified stock options to independent directors.

  Independent Directors

     The Equity Plan provides for automatic grants of non-qualified stock options to independent directors. Each person who is elected to serve as an independent director will receive, as of the date of such election, an option to purchase 10,000 shares of common stock, and will receive, upon each re-election as an independent director, an additional option to purchase 2,500 shares of common stock. Each such option will have a per-share exercise price equal to the fair market value per share on the trading day before the date of grant. Each such option will become exercisable in accordance with the terms of the Equity Plan. No portion of an option granted to any independent director shall be exercisable ten years from the date of grant or, except under certain circumstances, after the termination of the independent director's services as our director.

  Awards Under the Equity Plan

     The Equity Plan provides that the Committee may grant or issue stock options and restricted stock, or a combination thereof, to any eligible employee, director or consultant. Each such award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

     Nonqualified Stock Options, which we also refer to as NQSOs, will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under
Section 162(m) of the Code, may be less than fair market value on the date of grant, and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant's continued employment with us and/or subject to the satisfaction of individual performance targets established by the Committee. NQSOs may be granted for any term specified by the Committee. Notwithstanding the foregoing, NQSOs granted to independent directors shall be subject to the terms described above.

     Incentive Stock Options, which we also refer to as ISOs, will be designed to comply with certain restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs: (1) must have an exercise price not less than the fair market value of a share of common stock on the date of grant, (2) may only be granted to employees, (3) must expire within a specified period of time following the optionee's termination of employment, and (4) must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them for treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of our classes of stock, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

     Restricted Stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Committee. Restricted stock, typically, may be repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends in escrow prior to the time when the restrictions lapse.

  Securities Laws and Federal Income Taxes

     Securities Laws. The Equity Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. To the extent permitted by applicable law, the Equity Plan and options or restricted stock granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

     General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options and restricted stock under the Equity Plan are generally not taxable at the time of grant but are taxable under Section 83 of the Code upon their receipt of Class A common stock or cash with respect to the exercise or vesting of such awards or grants and, subject to Section 162(m) of the Code, we will be entitled to an income tax deduction with respect to the amounts taxable to these recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable at the time of grant or on their receipt of Class A common stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises.

     Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (that is, the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Under an Internal Revenue Code Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until the transition date, which is the earliest of (1) the material modification of the Equity Plan; (2) the issuance of all common stock and other compensation that has been allocated under the Equity Plan; or (3) the first meeting of shareholders at which directors are to be elected that occurs after December 31, 2002. After this transition date, rights and awards granted under the Equity Plan, other than options will not qualify as "performance-based compensation" for purposes of
Section 162(m) unless such rights and awards are granted or vest upon preestablished objective performance goals, the material terms of which are disclosed to and approved by our shareholders.

     We have attempted to structure the Equity Plan in such a manner that, after the transition date discussed above, subject to obtaining shareholder approval of the Equity Plan, the remuneration attributable to stock options which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

GOLDEN TELECOM, INC. 401(K) PLAN

     Our board of directors intends to approve a 401(k) retirement savings plan (which we refer to as the 401(k) Plan), which will be a defined contribution retirement benefit plan that we intend to have qualified for favorable tax treatment under Section 401 of the Code. All employees of Golden Telecom, Inc., subject to certain regulatory qualifications, who are US citizens and at least 21 years of age and have completed the minimum service requirement will be eligible to participate in our 401(k) Plan. The 401(k) Plan participants will be able to defer pre-tax income by contributing to the plan up to the maximum amount permitted by law. After-tax contributions will also permitted under the 401(k) Plan. We intend to match 50% of each participant's pre-tax contribution to the 401(k) Plan, up to 5% of the participant's total compensation. In addition, we may, in our sole discretion and in a nondiscriminatory manner, contribute additional amounts as profit sharing to each participant's account. The amounts deposited into each participant's account will be invested among various investment options according to the direction of the participant. Each participant's pre-tax and after-tax contributions will be immediately vested and nonforfeitable. Our matching contribution and profit sharing allocations to each participant's account will not vest until the participant has completed three years of service either with us or with GTS before this offering, at which time the matching contribution and profit sharing allocations become 100% vested.

          BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding ownership of our common stock and rights to acquire common stock by stockholders that manage or own, either beneficially or of record, five percent or more of our common stock, by each of our directors and executive officers, and all our directors and executive officers as a group. For the purpose of this table, a person or a group of persons is deemed to have "beneficial ownership" of any shares as of a date when such person or group has the right to acquire such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Percentages of shares owned are based on 10,600,000 shares of common stock outstanding
immediately before the offering, and           shares of common stock
outstanding immediately after the offering.

                                                                                  SHARES OF COMMON STOCK
                                                     SHARES OF COMMON STOCK      TO BE BENEFICIALLY OWNED
                                                       BENEFICIALLY OWNED         IMMEDIATELY AFTER THE
                                                     IMMEDIATELY BEFORE THE         COMPLETION OF THIS
                                                   COMPLETION OF THIS OFFERING           OFFERING
                                                   ---------------------------   ------------------------
                                                    NUMBER OF                    NUMBER OF
NAME OF BENEFICIAL OWNER                              SHARES       PERCENTAGE      SHARES     PERCENTAGE
- ------------------------                           ------------   ------------   ----------   -----------
Global TeleSystems Group, Inc. ..................   10,600,000         100
European Bank for Reconstruction and
  Development....................................           --           0
Alexander M. Knaster.............................           --           0
Stewart P. Reich.................................           --           0
Grier C. Raclin..................................           --           0
Robert A. Schriesheim............................           --           0
H. Brian Thompson................................           --           0
David J. Wisher..................................           --           0
Stan M. Abbeloos.................................           --           0
Jeffrey A. Riddell...............................           --           0
All directors and executive officers as a group
  (8 persons)....................................           --           0

          RELATIONSHIP WITH GTS AND CERTAIN RELATED PARTY TRANSACTIONS

GENERAL

     Upon completion of the offering, GTS will own      shares of our
outstanding common stock, which will represent approximately % of the combined voting power of all of our outstanding common stock, or approximately % if the underwriters' over-allotment option is exercised in full. As long as GTS continues to own more than 50% of our common stock, it will be able to determine any corporate action requiring approval of our stockholders, including the election of the entire board of directors, amendments to our certificate of incorporation and by-laws and approval of certain mergers and other control transactions, without the consent of our other shareholders. See "Description of Capital Stock".


     In addition, through its ownership of our common stock and its control of our board of directors, GTS will be able to control certain decisions, including decisions with respect to our dividend policy, our access to capital, mergers or other business combinations, the acquisition or disposition of our assets and any change in our control. Subject to applicable securities and other laws, GTS may sell or distribute its shares, other than as restricted by the underwriting agreement relating to this offering, in which GTS has agreed that it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. We, our directors and our executive officers have entered into similar agreements for a period for 180 days after the date of this prospectus. See "Underwriting."


     Our relationship with GTS will be governed by agreements that we intend to enter in connection with this offering. The principal terms of these agreements are summarized below. The descriptions set forth below are summaries and are qualified in their entirety by reference to the relevant agreement. Complete copies of these agreements are filed as exhibits to the registration statement of which this prospectus is a part.

     Immediately before this offering, GTS will transfer to us all the properties that currently constitute our business, including the shares of our operating and holding companies that are currently owned, directly or indirectly, by GTS. Except as discussed in this prospectus, because all our agreements with third parties are made through these operating and holding companies, GTS will not transfer to us any additional rights or obligations that are made through companies that will be retained by GTS.

ADMINISTRATIVE SERVICES AGREEMENT

     We intend to enter into an administrative services agreement with GTS. Pursuant to this agreement, GTS will provide us with certain accounting, tax and financial management and budgeting services, legal and regulatory services and human resources services. Under the terms of the administrative services agreement, GTS will provide these administrative services subject to the oversight, supervision and approval of our executive officers. We will pay GTS a fixed monthly fee each month for these services, which is intended to be comparable to the fees that we would pay if an independent third party provided the services.

     The administrative services agreement will become effective upon the consummation of this offering, and may be terminated by either party upon at least 90 days' written notice and, in the case of a termination by us, with the consent of GTS, which consent may not be unreasonably withheld. In addition, the administrative services agreement will be terminated if we experience a change of control. A change of control shall be deemed to have occurred if:

     - a majority of the seats on our board of directors shall be occupied by persons who are neither nominated by GTS or by its board of directors, nor appointed by our directors nominated by GTS; or

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     - any person or group other than GTS or the companies controlled by GTS shall directly or indirectly have the power to exercise control over 50% of the voting securities of Golden Telecom.

EMPLOYEE BENEFITS AGREEMENT

     We intend to enter into an employee benefits agreement with GTS. Pursuant to this agreement, our employees will participate in the employee benefit plans (including all retirement plans and welfare benefit plans) which, immediately prior to the consummation of this offering, covered these employees. We will pay GTS a management fee equal to 25% of the aggregate amount of all employees' base salaries, as in effect from time to time.

INDEMNIFICATION AGREEMENT

     We intend to enter into an indemnification agreement with GTS. This agreement will provide for a full and complete release and discharge between GTS and us as of the closing date of all liabilities existing or arising on or before the closing date, except as expressly set forth in the indemnification agreement. Except as set forth in the indemnification agreement, GTS will agree to indemnify and hold harmless us and each of our directors, officers, employees and agents against all liabilities relating to, arising out of or resulting from any material breach by GTS under any of the separation agreements.

     Except as set forth in the indemnification agreement, we will agree to indemnify and hold harmless each of GTS and its directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

     - our failure to pay, perform or otherwise promptly discharge any of our liabilities arising out of our business, operations or assets on or after the closing date, whether or not expressly assumed by us;

     - any liabilities attributable to Golden Telecom in connection with any United States federal or state tax audit of GTS;

     - any material breach by us of any of the separation agreements; and

     - any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading, with respect to all information contained in this prospectus or the registration statement, as amended or supplemented, of which it forms a part.

     The indemnification agreement will also provide that we will indemnify and hold harmless GTS for any liabilities incurred by GTS under any of its guarantees of our obligations or liabilities and that we will pay GTS for its direct costs, if any, of maintaining such guarantees.

     Neither we nor GTS intends to make any representation or warranty to one another or to any other person or party as to:

     - the assets, businesses or liabilities transferred or assumed as part of the separation,

     - any consent or liability transferred or assumed as part of the separation of us and GTS,

     - any consent or approval required in connection therewith,

     - the value or freedom from any security interests of any of the assets transferred,

     - the absence of any defense or freedom from counterclaim with respect to any claim or any part thereof, or

     - the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

     Except as expressly set forth in any separation agreements, all assets are being transferred to us on an "as is, where is" basis, and we and GTS have agreed to bear the economic and legal risks that the

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conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any encumbrances.

REGISTRATION RIGHTS AGREEMENT

     We intend to enter into a registration rights agreement with GTS. This agreement will provide that, on up to three occasions, following the 360-day lock-up on sales of our shares of common stock held by GTS and on GTS's written request, we will use our reasonable best efforts to register under the applicable federal and state securities laws the resale of any of GTS's shares of our common stock. GTS will also have the right, following the 360-day lock-up on sales of our shares of common stock held by GTS, to include its shares of our common stock in future registrations initiated by us on our own behalf or on behalf of other shareholders. This right is subject to certain limitations as to whether and to what extent GTS may request registration. GTS will pay the out-of-pocket costs for registrations which it initiates. We have agreed to pay all of our out-of-pocket costs and expenses, other than underwriting discounts and commissions pertaining to shares resold by GTS, in connection with registrations in which GTS participates but does not initiate. In addition to the above rights, when GTS owns less than 25% of our outstanding shares of capital stock, it may request that we register such remaining shares in a shelf registration statement, at GTS's expense. Subject to certain limitations, such registration rights may be assigned by GTS. The registration rights agreement contains customary indemnification and contribution provisions between us and GTS.

SHAREHOLDERS' AGREEMENT

     We intend to enter into a shareholders' agreement with GTS. This agreement will provide GTS with pre-emptive rights for any subsequent equity that we issue. Specifically, among other things, we will grant to GTS the right to purchase any new equity securities that we issue so that GTS can maintain its percentage ownership in our company immediately prior to the issuance of such new equity securities. These pre-emptive rights will terminate when GTS owns less than 25% of our shares of common stock.

     The shareholders' agreement will also provide for certain corporate governance matters. The shareholders' agreement will provide that certain "interested transactions" between us or our affiliates, on the one hand, and GTS or its affiliates, on the other hand, will require the approval of a majority of these independent directors, unless the transaction has been described in a business plan or a budget that had already been separately approved by our independent directors.

TRADEMARK TRANSFER AGREEMENT

     We intend to enter into a trademark transfer agreement with GTS, pursuant to which GTS will transfer all rights and interests in all trademarks used by Golden Telecom, including, without limitation, Sovintel, Sovam Teleport, TeleRoss, TCM, Russia-On-Line, Golden Telecom, GlasNet and PrimTelefone. If GTS's ownership of our company falls below 50% or a majority of our Board of Directors is not appointed by GTS, then GTS will have the right to require us to cease using certain other trademarks and service marks.

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         DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS AND INDEBTEDNESS

     In connection with the purchase of equipment and services for certain Vostok Mobile ventures in Russia, those ventures entered into a credit agreement with The Chase Manhattan Bank, New York, providing for up to $30.7 million of financing. The facility is guaranteed by the vendor of such equipment and services, and is insured against certain political risks by the Overseas Private Investment Corporation. To the extent that the guarantor is required to make any payments pursuant to such guarantee, GTS is required to reimburse 50% of such payments. The loans under the facility bear interest at LIBOR plus 35 basis points, with principal and interest payments due semiannually in June and December of each year through December 15, 2002. At June 30, 1999, $14.4 million in loans were outstanding under the facility. Because of the financial condition of certain Vostok Mobile ventures, GTS has made some of the principal and interest payments on behalf of the ventures.

     In early September 1999, we and GTS reached an agreement in principle with the vendor which has guaranteed the obligations under this facility. GTS agreed in principle with the vendor that, contingent upon the consummation of this offering, GTS and the vendor will each pay, at the completion of the offering and on behalf of the ventures that are borrowers under the facility, one-half of the amount due under the facility, or a total of approximately $14.4 million. In addition, GTS will pay to the vendor $2.5 million in cash, on behalf of the borrowers, in settlement of certain accounts payable. In consideration of such payments, the agreement in principle also provides for the following, all of which will also occur upon consummation of this offering.

     - We will issue a promissory note to the vendor for $4.75 million, which will bear interest at 14% per annum. The note will be subordinated to accounts payable and senior loans and have a maturity of seven years. However, we will not be required to make any payments under the note for the two-year period ending on the second anniversary of its issuance. At its election, during the one-year period ending on the first anniversary of the note's issuance, the vendor will have the option of selling the note to GTS at 60% of its face value, or $2.85 million.

     - We will issue two promissory notes to GTS for $4.75 million and $1.5 million. These notes will have the same ranking, maturity, interest rate and payment terms as the $4.75 million promissory note that we will issue to the vendor, as described above.

     - We will issue warrants to the vendor to purchase that number of shares of our common stock equal to (A) $1.5 million divided by (B) the per share price of shares sold in this offering minus the exercise price of the warrants, which will be $0.10 per share. The warrants will be exercisable for five years, but will not be exercisable during the two-year period ending on the second anniversary of the issuance of the warrants. During this two-year period, we will be required to transfer one-half of the warrants to GTS if GTS or its subsidiaries place orders in Western and Central Europe with the vendor in an amount equal to or exceeding $50 million, as invoiced by the vendor. If GTS or its subsidiaries place such orders in an amount equal to or exceeding $75 million, we will be required to transfer all of the warrants to GTS.

The entire agreement is contingent upon this offering (1) raising at least $70 million in net proceeds from all investors at a price per share of not less than $10 and (2) closing by November 15, 1999.

     In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. The agreement carries interest at a rate equal to the DM LIBOR rate plus 4.5% per annum. At June 30, 1999, approximately $2.6 million, including accrued interest, was outstanding under this facility.

     In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation, whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest
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

beginning six months after completion of the installation of such equipment. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0% per annum. At June 30, 1999, approximately $9.2 million, including accrued interest, was outstanding under this agreement.

     In August 1998, one of the Vostok Mobile ventures entered into an installment purchase agreement with Ericsson Radio Systems AB. Under the agreement, the venture is required to make quarterly payments of interest and principal. The agreement carries an implicit interest rate equal to approximately 10.2% per annum. At June 30, 1999, approximately $1.9 million was outstanding under this agreement.

     GTS has guaranteed the payments under the Motorola and Ericsson agreements. To the extent that GTS makes any payments under such guarantees, we will be required to indemnify GTS for such payments.

     In September 1997, our finance subsidiary entered into a $30.0 million credit facility with Citibank. Drawings outstanding under this agreement by our consolidated ventures totaled $0.2 million, $12.7 million and $9.4 million at December 31, 1997, 1998 and June 30, 1999, respectively. Total borrowings outstanding by all entities under the Citibank credit facility totaled $4.7 million, $27.4 million and $24.5 million at December 31, 1997 and 1998, and June 30, 1999, respectively. All amounts outstanding under this facility are due September 30, 2000 and are fully collateralized by restricted cash. The loan carries interest at a rate equal to the three-month LIBOR plus 5.0% per annum (equivalent to 10.08% at December 31, 1998).

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                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock,
par value $0.01 per share, of which           shares will be issued and
outstanding immediately after this offering. We have also agreed to issue up to an additional 697,500 shares if the underwriters exercise their over-allotment option.

     The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares we issue does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL.

OUR COMMON STOCK

     You are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of common stock are, and the offered shares, when issued and paid for, will be, validly issued, fully paid and non-assessable. You are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon dissolution, you are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

SECTION 145 OF DGCL AND CERTAIN CHARTER PROVISIONS

     Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation). A corporation may indemnify such person if he is or was a director, officer, employee or agent of the corporation. A corporation may also indemnify such person if he is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such person may recover the following from the corporation:

     - expenses, including attorneys' fees;

     - judgments;

     - fines; and

     - amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. Such person may recover expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not

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eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

     Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses
(1) through (4) in the preceding paragraph. The Certificate and our By-laws further provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

     Our directors and officers are covered under directors' and officers' liability insurance policies that we maintain.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the offering, there will be             shares of
common stock outstanding, assuming no exercise of the underwriters'
over-allotment option. Of the outstanding shares, the        shares registered
in the offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in the offering by our "affiliates" may generally only be resold in compliance with applicable provisions of Rule 144.


     We, our directors and our executive officers have agreed not to offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 180 days after the date of this prospectus. GTS has entered into a similar arrangement for a period of 360 days after the date of this prospectus.



     Investment affiliates or designees of Soros Fund Management LLC, and a major international financial institution have indicated their interest to us for the purchase of up to an aggregate of $25 million of shares registered under the registration statement of which this prospectus is a part at the initial public offering price, net of underwriting discounts. An investment affiliate of ING Barings has also indicated its interest to us for the purchase of up to $5 million of shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. In addition, an affiliate of ING Barings intends to contribute to us its interest in one of our subsidiaries in exchange for approximately 420,000 newly issued shares of our common stock sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. These investors also intend to enter into similar lock-up agreements with respect to these shares for a period of 180 days after the date of this prospectus.


     Before the offering, there has been no established market for the common stock and no predictions can be made about the effect, if any, that future sales of common stock or the availability of the common stock for sale would have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the common stock.

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                     CERTAIN UNITED STATES TAX CONSEQUENCES
                       TO NON-US HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of the United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a "non-US Holder". For purposes of this summary, a non-US Holder is a beneficial owner of common stock that is, for United States federal income tax purposes, (1) a nonresident alien individual,
(2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust, or (4) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

     This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code (the "Code"), Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

DISTRIBUTIONS

     At present, we do not anticipate paying dividends in the foreseeable future. If we do pay distributions on the shares of our common stock, these distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent these distributions exceed such earnings and profits. Unless we meet the 80% foreign business requirements set forth in 861(c) of the Code (and thus qualify as an "80/20 company"), dividends that we pay to a non-US holder that are not effectively connected with a US trade or business of the non-US holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-US holder must furnish to us or our paying agent a duly completed Internal Revenue Service ("IRS") Form 1001 or IRS Form W-8BEN (or substitute form) certifying as to its qualification for such rate.

     We will be an 80/20 company if at least 80% of the income we earn during the applicable testing period qualifies as "active foreign business income" (either directly or through our subsidiaries). If we are an 80/20 company for any period, the proportion of our dividends paid during such period equal to our total gross income from foreign sources over our total income from US sources will be exempt from US withholding tax. Because our operations are outside the US, we may in the future qualify as an 80/20 company. However, because our operations and business plans may change in the future, no assurance can be given in this regard.

     Currently, subject to the discussion regarding 80/20 companies, withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be imposed on a less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

     Dividends that are effectively connected with the conduct of a trade or business within the US and, if a tax treaty applies, are attributable to a US permanent establishment of the non-US holder, are exempt from United States federal withholding tax, provided that the non-US holder furnishes to us or our paying agent a duly completed IRS Form 4224 or IRS Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from US withholding because they are effectively connected or
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

because they are attributable to a US permanent establishment are subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates applicable to US persons. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

     Under current US Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining and applicability of a tax treaty rate. However, US Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

     For dividends paid after December 31, 2000, a non-US holder generally will be subject to US backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty or if we are an 80/20 company, as described above, unless the non-US holder complies with certain IRS certification procedures or, in the case of payments made outside the US with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-US holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 1999 to foreign intermediaries, US or foreign wholly owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the US, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 1999 dividends on your possible investment in common stock.

     A non-US holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-US holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following apply:

     - If the gain is effectively connected with a trade or business of the non-US holder in the United States and, if a tax treaty applies, the gain is attributable to a US permanent establishment maintained by the non-US holder. The non-US holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated United States federal income tax rates. If the non-US holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

     - If a non-US holder who is an individual and holds our common stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, the non-US holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain US capital losses.

FEDERAL ESTATE TAX

     Common stock held by an individual non-US holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

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INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under US Treasury regulations, we must report annually to the IRS and to each non-US holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-US holder resides.

     United States Federal backup withholding generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-US holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 1999.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

     - is a United States person;

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

     - is a "controlled foreign corporation" as defined in the Code; or

     - is a foreign partnership with certain US connections (for payments made after December 31, 1999).

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-US holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a US office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-US status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     The foregoing discussion is a summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-US holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, foreign or other tax laws.

                                  UNDERWRITING


     Subject to the terms and conditions of the underwriting agreement, Deutsche Bank AG London and Bear, Stearns & Co. Inc. have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



UNDERWRITER                                                   NUMBER OF SHARES
- -----------                                                   ----------------
Deutsche Bank AG London*+...................................
Bear, Stearns & Co. Inc.*+..................................
                                                                  --------

          Total.............................................     4,650,000
                                                                  ========


- ---------------

* These underwriters or their affiliates intend to sell shares in the United States.

+ These underwriters or their affiliates intend to sell shares outside the United States.

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.

     We have been advised by Deutsche Bank AG London that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and
to certain dealers at such price less a concession not in excess of $     per
share. The underwriters may allow and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 697,500 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the above table bears to the total number of shares of common stock offered hereby. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 4,650,000 shares are being offered.

     The following table summarizes the compensation to be paid to the underwriters by us.

                                                                                   TOTAL
                                                                      -------------------------------
                                                                         WITHOUT            WITH
                                                          PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          ---------   --------------   --------------
Underwriting discounts and commissions paid by us.......   $             $                $

     Pursuant to the underwriting agreement each of the underwriters represents to us, and agrees with us that:

     (1) it has not offered or sold prior to the date six months after the date of issue any of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995:

     (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and

     (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of our common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     We and GTS have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.


     GTS has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Deutsche Bank AG London, which consent may not be unreasonably withheld, for a period of 360 days after the date of this prospectus. We, our directors and our executive officers have entered into similar agreements for a period of 180 days after the date of this prospectus.


     Our common stock has been approved for listing on the Nasdaq National Market under the symbol "GLDN".

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock was determined by negotiation between us and the representative of the underwriters. Among the factors that were considered in such negotiations were:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - the history of, and the prospects for, the industry in which we compete;

     - an assessment of our management;

     - the prospects for, and the timing of, our future earnings;

     - the present state of our development and our current financial condition;

     - the political, economic and financial conditions of Russia and Ukraine;

     - the general condition of the securities markets at the time of the offering;

     - the recent market prices of, and the demand for, publicly traded common stock of companies in businesses similar to us;

     - market conditions for initial public offerings; and

     - other relevant factors.


     Investment affiliates or designees of Soros Fund Management and a major international financial institution have indicated their interest to us for the purchase of up to an aggregate of $25 million of shares registered under the registration statement of which this prospectus is a part at the initial public offering price, net of underwriting discounts. An investment affiliate of ING Barings has also indicated its interest to us for the purchase of up to $5 million of shares pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We expect that these strategic investors will enter into agreements not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares so purchased by them for a period of at least 180 days following the completion of this offering. The sale of these shares will not be subject to the underwriting agreement between us and the underwriters.

Although no underwriting discounts will apply to the sale of these shares, we
will pay a fee of $          to an affiliate of one of the underwriters if these
shares are sold.


     The co-manager has reserved for sale up to 150,000 shares of the common stock for employees, directors and certain other persons associated with us or our affiliates who have expressed an interest in purchasing common stock in the offering. The co-manager will receive a fee which is customary in connection with the sale of these shares. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as other shares.



     An affiliate of ING Barings, a 12.25% indirect shareholder of Golden Telecom (Ukraine), intends to contribute its indirect interest in Golden Telecom (Ukraine) to a wholly owned subsidiary of Golden Telecom, Inc. upon the consummation of this offering in exchange for approximately 420,000 newly issued shares of Golden Telecom sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. ING Barings' subscription through its affiliate as a strategic investor is conditioned upon the completion of this exchange.



     We have been advised by the underwriters that during and after this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock: and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in this offering. The underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the common stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.



     The underwriters have informed us that the underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0%.


     We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $       .


     From time to time, Deutsche Bank AG London and Bear, Stearns & Co. Inc. or their affiliates have engaged in certain investment banking services with our affiliates, and may in the future engage in certain investment banking services with us and our affiliates, for which they have received or will receive compensation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Golden Telecom, Inc. by Shearman & Sterling, New York, New York and for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     As a result of the offering of shares in the United States, we will become subject to the reporting requirement of the Securities Exchange Act of 1934, and therefore, we will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

     Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     We have applied to list our shares on the Nasdaq National Market. If our application is accepted and the shares are listed on the Nasdaq National Market, then you will also be able to review reports and other information concerning our company at the offices of the Nasdaq Stock Market.

                                    EXPERTS

     The consolidated financial statements of Golden Telecom, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of EDN Sovintel LLC as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of GTS-Vox Limited as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     We may from time to time make written or oral forward-looking statements, including in this prospectus, in other filings with the Securities and Exchange Commission, in reports to shareholders and in other communications. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

     - statements regarding our results of operations and financial condition;

     - statements of our plans, objectives or goals, including those related to products or services;

     - statements regarding our investment program;

     - statements regarding our services and anticipated customer demand for these services;

     - statements of future economic performance; and

     - statements of assumptions underlying such statements.

     Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Our risks are more specifically described in the "Risk Factors" section. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated in this prospectus. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

     - political, economic and legal changes in the markets where we operate;

     - the effect of, and changes in, regulation and government policy;

     - the effects of competition;

     - our need for additional financing;

     - possible failure to complete acquisitions and integrate acquired businesses; and

     - our success at managing the risks of the foregoing.

     The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                         INDEX TO FINANCIAL STATEMENTS

                              GOLDEN TELECOM, INC.


                                                              PAGE
                                                              ----
YEAR END FINANCIAL STATEMENTS
  Report of Ernst & Young (CIS) Limited, Independent
     Auditors...............................................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................   F-3
  Consolidated Statements of Operations for the three years
     ended December 31, 1998................................   F-4
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1998................................   F-5
  Consolidated Statements of Shareholder's Equity for the
     three years ended December 31, 1998....................   F-6
  Notes to Consolidated Financial Statements................   F-7
SECOND QUARTER FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets as of December 31,
     1998 and June 30, 1999.................................  F-25
  Condensed Consolidated Statements of Operations for the
     three and six months ended June 30, 1998 and June 30,
     1999...................................................  F-26
  Condensed Consolidated Statements of Cash Flows for the
     three and six months ended June 30, 1998 and June 30,
     1999...................................................  F-27
  Notes to Condensed Consolidated Financial Statements......  F-28

                         EDN SOVINTEL LLC
YEAR END FINANCIAL STATEMENTS
  Report of Ernst & Young (CIS) Limited, Independent
     Auditors...............................................  F-35
  Balance Sheets as of December 31, 1997 and 1998...........  F-36
  Statements of Income and Retained Earnings for the three
     years ended December 31, 1998..........................  F-37
  Statements of Cash Flows for the three years ended
     December 31, 1998......................................  F-38
  Notes to Financial Statements.............................  F-39
SECOND QUARTER FINANCIAL STATEMENTS
  Condensed Balance Sheets as of December 31, 1998 and June
     30, 1999...............................................  F-49
  Condensed Statements of Income for the three and six
     months ended June 30, 1998 and June 30, 1999...........  F-50
  Condensed Statements of Cash Flows for the three and six
     months ended June 30, 1998 and June 30, 1999...........  F-51
  Notes to Condensed Financial Statements...................  F-52

                         GTS-VOX LIMITED
YEAR END FINANCIAL STATEMENTS
  Report of Ernst & Young (CIS) Limited, Independent
     Auditors...............................................  F-55
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................  F-56
  Consolidated Statements of Income and Retained Earnings
     for the three years ended December 31, 1998............  F-57
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1998................................  F-58
  Notes to Consolidated Financial Statements................  F-59
SECOND QUARTER FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets as of December 31,
     1998 and June 30, 1999.................................  F-69
  Condensed Consolidated Statements of Operations for the
     three and six months ended June 30, 1998 and June 30,
     1999...................................................  F-70
  Condensed Consolidated Statements of Cash Flows for the
     three and six months ended June 30, 1998 and June 30,
     1999...................................................  F-71
  Notes to Condensed Consolidated Financial Statements......  F-72

          REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS

The Board of Directors
Golden Telecom, Inc.

     We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, cash flows, and shareholder's equity for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


/s/ ERNST & YOUNG (CIS) LIMITED


Moscow, Russia

June 18, 1999, except for Note 14, as to which the date is September 10, 1999 and Notes 1 and 7, as to which the date is September 29, 1999

                              GOLDEN TELECOM, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Current Assets
  Cash and cash equivalents.................................  $  3,934   $ 14,164
  Accounts receivable, net..................................     8,332     13,404
  Restricted cash...........................................     1,435         --
  Prepaid expenses..........................................     2,620      4,643
  Other assets..............................................     4,522      5,289
                                                              --------   --------
          Total Current Assets..............................    20,843     37,500
Property and equipment, net.................................    16,812     52,186
Investments in and advances to ventures.....................    74,332     46,519
Goodwill and intangible assets, net of accumulated
  amortization of $3,940 and $23,510 at December 31, 1997
  and 1998, respectively....................................    10,649     71,924
Restricted cash and other non-current assets................     6,984     27,720
                                                              --------   --------
          Total Assets......................................  $129,620   $235,849
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Accounts payable and accrued expenses.....................  $  6,210   $ 25,770
  Debt maturing within one year.............................     1,475      3,018
  Other current liabilities.................................     1,724      5,674
                                                              --------   --------
          Total Current Liabilities.........................     9,409     34,462
Long-term debt, less current portion........................       150     21,441
Taxes and other non-current liabilities.....................     4,493      3,170
                                                              --------   --------
          Total Liabilities.................................    14,052     59,073
Commitments and Contingencies
Minority interest...........................................        --      7,993
Shareholder's Equity
  Common stock, $0.01 par value (50,000,000 shares
     authorized;
     10,600,000 shares issued and outstanding at December
     31, 1997 and 1998 respectively)........................       106        106
  Additional paid-in capital................................   154,916    241,775
  Accumulated deficit.......................................   (39,454)   (73,098)
                                                              --------   --------
          Total Shareholder's Equity........................   115,568    168,783
                                                              --------   --------
          Total Liabilities and Shareholder's Equity........  $129,620   $235,849
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1996      1997       1998
                                                              --------   -------   --------
Revenues:
  Telecommunication services................................  $  9,853   $21,727   $ 77,131
  Equipment sales...........................................     3,287     5,471      8,955
                                                              --------   -------   --------
                                                                13,140    27,198     86,086
Operating Costs and Expenses:
  Costs of revenues:
     Telecommunications services............................     7,026    15,158     37,779
     Equipment sales........................................     3,057     5,262      5,795
  Selling, general and administrative.......................    17,686    21,249     45,327
  Depreciation and amortization.............................     2,753     4,363     16,709
  Equity in (earnings) of ventures..........................    (3,783)  (12,428)    (2,559)
                                                              --------   -------   --------
Loss from operations........................................   (13,599)   (6,406)   (16,965)
Other Income/(Expense):
  Interest income...........................................       260       146      1,649
  Interest expense..........................................    (1,400)     (577)    (4,652)
  Foreign currency losses...................................      (446)     (399)    (7,452)
                                                              --------   -------   --------
                                                                (1,586)     (830)   (10,455)
                                                              --------   -------   --------
Net loss before income taxes and minority interest..........   (15,185)   (7,236)   (27,420)
Income taxes................................................       286       647      5,184
                                                              --------   -------   --------
Net loss before minority interest...........................   (15,471)   (7,883)   (32,604)
Minority interest...........................................        --        --     (1,040)
                                                              --------   -------   --------
Net loss....................................................  $(15,471)  $(7,883)  $(33,644)
                                                              ========   =======   ========
Pro forma net loss per share................................  $  (1.46)  $ (0.74)  $  (3.17)
                                                              ========   =======   ========
Weighted average common shares outstanding..................    10,600    10,600     10,600
                                                              ========   =======   ========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
Operating Activities
  Net loss..................................................  $(15,471)  $ (7,883)  $(33,644)
Adjustments to Reconcile Net Loss to Net Cash Used in
  Operating Activities:
  Depreciation and amortization.............................     2,753      4,363     16,709
  Equity in earnings of ventures, net of dividends
     received...............................................    (3,783)   (12,428)    (2,559)
  Foreign currency losses...................................       446        399      7,452
  Other.....................................................     1,668        605      6,528
  Changes in assets and liabilities:
     Accounts receivable....................................    (4,585)    (3,228)    (1,145)
     Accounts payable and accrued expenses..................       376      3,040      4,570
     Other changes in assets and liabilities................     1,519     (5,459)     3,379
                                                              --------   --------   --------
       Net Cash (Used in) Provided by Operating
          Activities........................................   (17,077)   (20,591)     1,290
Investing Activities
  Acquisitions, net of cash acquired........................        --         --    (40,017)
  Purchases of property and equipment.......................    (9,510)    (9,011)   (18,704)
  Restricted cash...........................................    (1,435)    (5,000)   (19,096)
  Investments in and advances to ventures, net of
     repayments.............................................    (1,329)    (8,192)    15,404
                                                              --------   --------   --------
       Net Cash Used in Investing Activities................   (12,274)   (22,203)   (62,413)
Financing Activities
  Proceeds from debt........................................        --         --     13,885
  Net proceeds from GTS.....................................    35,935     51,235     67,370
  Repayments of debt........................................    (3,545)    (7,697)    (7,104)
                                                              --------   --------   --------
       Net Cash Provided by Financing Activities............    32,390     43,538     74,151
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (76)      (230)    (2,798)
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................     2,963        514     10,230
Cash and cash equivalents at beginning of year..............       457      3,420      3,934
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  3,420   $  3,934   $ 14,164
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
                                 (IN THOUSANDS)

                                            COMMON STOCK     ADDITIONAL                     TOTAL
                                           ---------------    PAID-IN     ACCUMULATED   SHAREHOLDER'S
                                           SHARES   AMOUNT    CAPITAL       DEFICIT        EQUITY
                                           ------   ------   ----------   -----------   -------------
Balance at December 31, 1995.............  10,600    $106     $ 65,833     $(16,100)      $ 49,839
  Proceeds from GTS......................      --      --       35,934           --         35,934
  Net loss...............................      --      --           --      (15,471)       (15,471)
                                           ------    ----     --------     --------       --------
Balance at December 31, 1996.............  10,600     106      101,767      (31,571)        70,302
  Proceeds from GTS......................      --      --       53,149           --         53,149
  Net loss...............................      --      --           --       (7,883)        (7,883)
                                           ------    ----     --------     --------       --------
Balance at December 31, 1997.............  10,600     106      154,916      (39,454)       115,568
  Proceeds from GTS......................      --      --       86,859           --         86,859
  Net loss...............................      --      --           --      (33,644)       (33,644)
                                           ------    ----     --------     --------       --------
Balance at December 31, 1998.............  10,600    $106     $241,775     $(73,098)      $168,783
                                           ======    ====     ========     ========       ========

   The accompanying notes are an integral part of these financial statements.

                              GOLDEN TELECOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS OPERATIONS


     On June 10, 1999, Golden Telecom, Inc. ("Golden Telecom" or "the Company") was incorporated in Delaware for the purpose of acting as a holding company for Global TeleSystems Group, Inc. ("GTS") operating entities within the Commonwealth of Independent States ("CIS") (the "CIS entities"). On September 29, 1999, GTS transferred its ownership rights of the CIS entities to the Company. Golden Telecom, a wholly-owned subsidiary of GTS, is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and various value-added services in the CIS, primarily Russia.



     Prior to the reorganization, principally the transfer of ownership rights of the CIS entities to the Company from GTS, the CIS entities were subsidiaries of GTS. As the CIS entities are under common control, the accompanying financial statements give effect to the reorganization as if it were a pooling of interest and have been presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to Golden Telecom and have been prepared from GTS' historical accounting records. No intangible assets were created and recorded as a result of this reorganization.


  Business Environment

     All of the Company's operating companies operate within the CIS. There is currently a high level of political and economic instability and uncertainty within the CIS, specifically the Russian Federation. As a result of the financial crisis in Russia that began in August 1998, all Russian financial markets were subject to significant downward adjustments. The Russian national currency was severely devalued during the crisis and continued to deteriorate to and subsequent to the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. Other countries within the CIS also had devaluations of their national currency, although typically to a lesser degree than that incurred by the Russian national currency. These matters had a direct negative impact on the financial position and results of operations of the Company.

     In the telecommunications industry, the impact of the financial crisis has been more severe in the regions of Russia outside of Moscow and in the cellular business generally. The average monthly service revenue per subscriber and minutes of use in the Company's cellular businesses, which are all regionally-based, have declined significantly both since August 1998 for all of the Company's cellular businesses and continued during 1999 for certain of its cellular businesses. These issues raise uncertainties over the future operations of other parts of the Company's business; however, the Company cannot predict the negative impact these matters may have on its future financial position and results of operations.

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets or investments.

                              GOLDEN TELECOM, INC.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control are accounted for by the equity method. The Company has certain majority-owned and 50% owned ventures that are accounted for by the equity method as a result of minority shareholder rights, super majority voting conditions, or other considerations that prevent the Company from obtaining unilateral control of the venture. All significant inter-company accounts and transactions are eliminated upon consolidation.

     The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered.

     Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

  Foreign Currency Translation

     The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency (either Russian rubles or Ukrainian hryvna) in accordance with the requirements of accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS in that they reflect certain adjustments, recorded on the Company's CIS legal entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment.

     The Company follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation," (as amended by SFAS No. 130, "Reporting Comprehensive Income"). The temporal method for translating assets and liabilities is used for translation of the Company's legal entities domiciled in the CIS. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures.

     All foreign currency gains and losses recognized in the operations of consolidated subsidiaries are included in the Company's statement of operations as "foreign currency losses." The Company's proportionate share of all foreign currency gains and losses recognized in the operations of ventures accounted for by the equity method of accounting are recognized in the Company's statement of operations as "equity in earnings of ventures".

     The local currencies of the countries located within the CIS are not convertible outside the territory of the respective countries. Official exchange rates are determined daily by the respective Central Banks and were considered to be reasonable approximations of market rates until mid-August 1998. Since that date, liquidity in the currency trading and interbank trading has varied. As a result, the market rates have

                              GOLDEN TELECOM, INC.

fluctuated significantly and have, at times, diverged from the official rates. Nonetheless, the various market-related rates are based on the official rates. Accordingly, the respective official rates have been used for translation purposes in these financial statements. The translation of local currency denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

  Cash and Cash Equivalents

     The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less, that the Company may hold from time to time, as cash and cash equivalents. The Company had $8.1 million and $27.5 million of restricted cash at December 31, 1997 and 1998, respectively. The restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's equity ventures have borrowed from such financial institution.

  Accounts Receivable, Net

     Accounts receivable are shown at their net realizable value which approximates their fair value. Accounts receivable are shown on the balance sheet net of an allowance for doubtful accounts of $3,947 and $4,208 at December 31, 1997 and 1998, respectively. Such allowances are determined based upon an evaluation of recoverability of the respective receivables.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is computed on a specific identification basis.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred.

  Goodwill and Intangible Assets

     Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired businesses, and is being amortized on a straight-line basis over their estimated useful lives, generally five to ten years. Intangible assets, principally telecommunications service contracts and licenses, are amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to five years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

                              GOLDEN TELECOM, INC.

  Long-Lived Assets

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense was recognized in 1996, 1997 or 1998.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign companies, as such earnings are intended to be reinvested in those operations permanently. Prior to its formation, the Company was functioning as operating units of GTS and was included in the consolidated tax return of GTS.

  Revenue Recognition

     The Company records as revenue the amount of telecommunications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that are partial minutes and test traffic which will be neither billed nor collected. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. Revenues are stated net of any value-added taxes ("VAT") charged to customers. Certain other taxes that are based on revenues earned were incurred at rates ranging from 1.5% to 4.0% during 1996, 1997 and 1998, and have been included in operating expenses since these taxes are incidental to the revenue cycle.

  Pro forma Net Loss Per Share


     Pro forma net loss per share has been computed pursuant to the provisions of SFAS No. 128, "Earnings Per Share," which requires the Company to present basic and diluted earnings per share for all years presented. The Company's pro forma net loss per share calculation (basic and diluted) is based upon the number of shares of the Company issued to GTS upon reorganization and are considered to be outstanding for all periods presented. There are no reconciling items in the numerator or denominator of the Company's pro forma net loss per share calculation.


  Comprehensive Income

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 1996, 1997 and 1998, comprehensive income for the Company is equal to net income.

                              GOLDEN TELECOM, INC.

  Off Balance Sheet Risk and Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, most of which is maintained in several foreign-owned and, to a lesser extent, local financial institutions within the CIS. The Company extends credit to various customers and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk.

     On August 17, 1998 the exchange rate of the Russian ruble, relative to other currencies, declined significantly. It is anticipated that the ruble will continue to devalue. Due to the devaluation, there is an ongoing risk that many Russian banks may be declared bankrupt. Deposits held at Russian banks, other than Sberbank, are not insured by the Russian government. The last official exchange rate prior to the suspension of trading on August 17, 1998 was 6.2725 rubles per US dollar. The official exchange rate as of December 31, 1998 and June 18, 1999 was 20.65 rubles and 24.23 per US dollar, respectively. The Company has taken and intends to continue to take actions that may minimize the unfavorable effect of a continued ruble devaluation.

  Stock-Based Compensation

     Prior to its formation, certain employees of the Company participated in one or more of the stock option plans of GTS.

     The Company will follow the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its plan. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 generally allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." The Company will elect to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of net loss as if the fair value method had been adopted.

  Use of Estimates in Preparation of Financial Statements

     The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: VENTURE TRANSACTIONS

     During 1998, the Company increased its ownership interest in several of its previously existing ventures by either buying all or part of the minority shareholders' interest in these ventures. These transactions have enabled the Company to consolidate certain ventures that were previously accounted for following the equity method of accounting. The Company has executed these transactions by paying cash and has accounted for these transactions under the purchase method of accounting, and as such, any purchase price paid over net tangible assets acquired has been reflected as goodwill, which is being amortized on a straight-line basis for a period of five years. No adjustments have been made to the assets and liabilities acquired, since their carrying values approximated their fair market values on the date of the transactions.

                              GOLDEN TELECOM, INC.

     In February 1998, the Company acquired the remaining interest in Sovam Teleport ("Sovam") for cash consideration of $5.0 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company recorded approximately $4.6 million of goodwill.

     In July 1998, the Company acquired the remaining interest in GTS Vox Ltd., the holding company for TCM, for cash consideration of $37.0 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company has recorded approximately $30.2 million in goodwill.

     In June 1998, the Company increased its beneficial interest in Golden Telecom LLC ("Golden Telecom (Ukraine)") to 56.75% for cash consideration of approximately $9.8 million. The Company's 1998 financial statements reflect the allocation of the purchase price, and as such, the Company recorded approximately $1.4 million in goodwill.

     The following unaudited pro forma combined results of operations for the Company gives effect to the Sovam, TCM and Golden Telecom (Ukraine) business combinations as if they had occurred at the beginning of each period presented (in thousands, except per share data). These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                                1997       1998
                                                               -------   --------
                                                                 (IN THOUSANDS)
Revenues....................................................   $79,706   $117,367
Net loss....................................................    (9,530)   (32,832)
Net loss per common share...................................   $ (0.90)  $  (3.10)

NOTE 4: INVESTMENTS IN AND ADVANCES TO VENTURES

     The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments range from 50% to 70%. The Company has no investments in ventures that are accounted for by the cost method.

     The components of the Company's investments in and advances to ventures are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Equity in net assets acquired...............................  $29,656   $10,006
Excess of investment cost over equity in net assets acquired net of amortization of $4,851 and $3,752 at December 31,
  1997 and 1998, respectively...............................    7,582     1,512
Accumulated earnings recognized.............................   20,178    20,737
Dividends...................................................   (3,848)     (706)
Cash advances and other.....................................   20,764    14,970
                                                              -------   -------
          Total investments in and advances to ventures.....  $74,332   $46,519
                                                              =======   =======

     In applying the equity method of accounting, the Company's policy is to amortize the excess of investment cost over equity in net assets acquired based upon an assignment of the excess to the fair value of the venture's identifiable tangible and intangible assets, with any unassigned amounts designated as

                              GOLDEN TELECOM, INC.

goodwill. The Company then amortizes the allocated costs in accordance with its policies defined in Note 2, "Summary of Significant Accounting Policies."

     The Company has financed the operating and investing cash flow requirements of several of its ventures in the form of cash advances. The Company anticipates that these ventures will generate sufficient cash inflows for the repayment of the cash advances as their businesses mature. Also, due to the long-term nature of the anticipated repayment period and the potential risk associated with the repatriation of the cash advances, the Company has aggregated its investments in and cash advances to the ventures.

     The Company's share of the ventures' foreign currency translation adjustments is reflected in the investment accounts.

             CHANGES IN THE INVESTMENTS IN AND ADVANCES TO VENTURES

     The changes in the investments in and advances to ventures are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Balance, at beginning of period.............................  $ 50,188   $ 74,332

  Equity in net assets acquired.............................    29,656     10,372
  Excess of investment cost over equity in net assets
     acquired...............................................     4,340     48,125
  Dividends.................................................    (3,848)      (706)
  Cash advances (repayments) and other......................   (18,432)     1,542
  Effect of consolidating equity method companies...........        --    (89,705)
                                                              --------   --------
                                                                11,716    (30,372)
  Equity ownership in earnings..............................    15,711      6,914
  Excess losses recognized over amount attributable to
     ownership interest.....................................    (2,043)    (2,253)
  Interest income on advances...............................     1,767        932
  Amortization of excess of investment cost over equity in
     net assets acquired....................................    (3,007)    (3,034)
                                                              --------   --------
                                                                12,428      2,559
                                                              --------   --------
Balance, at end of period...................................  $ 74,332   $ 46,519
                                                              ========   ========

     For all periods presented through December 31, 1998, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:

                                                           EQUITY METHOD ENTITIES
                                                      --------------------------------
                                                             PERIOD          OWNERSHIP
                                                      --------------------   ---------
EDN Sovintel........................................          All              50%
TeleRoss Ventures...................................          All              50%
Vostok Mobile Ventures..............................          All            50%-70%
Sovam...............................................  Through January 1998    66.67%
TCM.................................................   Through June 1998       50%
Golden Telecom (Ukraine)............................   Through June 1998      24.5%

     Sovam, TCM and Golden Telecom (Ukraine) are all accounted for using the consolidation method subsequent to the dates indicated above.

                              GOLDEN TELECOM, INC.

     The following tables present condensed financial information of the Company's ventures that are accounted for by the equity method of accounting as of December 31, 1997 and 1998.

                                 YEAR ENDED DECEMBER 31, 1997                        YEAR ENDED DECEMBER 31, 1998
                       -------------------------------------------------   -------------------------------------------------
                       MAJORITY OWNED    50% OR LESS      TOTAL EQUITY     MAJORITY OWNED    50% OR LESS      TOTAL EQUITY
                          VENTURES      OWNED VENTURES   METHOD VENTURES      VENTURES      OWNED VENTURES   METHOD VENTURES
                       --------------   --------------   ---------------   --------------   --------------   ---------------
                                        (IN THOUSANDS)                                      (IN THOUSANDS)
Revenue...............    $52,496          $159,651         $212,147          $ 4,306          $164,116         $168,422
Gross margin..........     19,792            82,990          102,782            2,869            75,549           78,418
Net income............     10,161            20,110           30,271             (187)            4,611            4,424
Equity in net
  losses..............      7,233             8,477           15,710              (51)              122               71
Current assets........     16,640            52,972           69,612              953            41,806           42,759
Total assets..........     33,635           160,362          193,997            7,837           136,658          144,495
Current liabilities...     16,945            57,512           74,457            3,431            50,880           54,311
Total liabilities.....     20,263            84,743          105,006            6,975            68,175           75,150
Net assets............     13,372            75,619           88,991              862            68,481           69,343
Ownership interest in
  equity in net
  assets..............      9,528            47,342           56,870              548               122              670

NOTE 5: SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Accounts receivable consists of:
  Trade accounts receivable.................................  $ 9,779   $15,420
  Value added taxes receivable..............................    1,857     1,276
  Other receivables.........................................      643       916
                                                              -------   -------
                                                               12,279    17,612
  Less: allowance for doubtful accounts.....................    3,947     4,208
                                                              -------   -------
          Total accounts receivable, net....................  $ 8,332   $13,404
                                                              =======   =======
Other assets consists of:
  Inventories...............................................  $ 4,256   $ 4,216
  Other assets..............................................      266     1,073
                                                              -------   -------
          Total other assets................................  $ 4,522   $ 5,289
                                                              =======   =======
Property and equipment consists of:
  Telecommunications equipment..............................  $19,476   $55,219
  Furniture, fixtures and equipment.........................    2,646     7,224
  Other property............................................      549     3,880
  Construction in process...................................      138     5,044
                                                              -------   -------
                                                               22,809    71,367
Less: accumulated depreciation..............................    5,997    19,181
                                                              -------   -------
          Total property and equipment, net.................  $16,812   $52,186
                                                              =======   =======
Goodwill and intangible assets consists of:
  Goodwill..................................................  $11,271   $78,761
  Other intangibles.........................................    3,318    16,673
                                                              -------   -------
                                                               14,589    95,434
  Less: accumulated amortization............................    3,940    23,510
                                                              -------   -------
          Total goodwill and intangible assets, net.........  $10,649   $71,924
                                                              =======   =======

                              GOLDEN TELECOM, INC.

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Accounts payable and accrued expenses consists of:
  Accounts payable..........................................  $ 2,082   $10,570
  Interest payable..........................................       --       964
  Income taxes..............................................      508     4,206
  Accrued compensation......................................    1,037     1,764
  Accrued other taxes.......................................      778     1,912
  Other accrued expenses....................................    1,805     6,354
                                                              -------   -------
          Total accounts payable and accrued expenses.......  $ 6,210   $25,770
                                                              =======   =======

NOTE 6: DEBT OBLIGATIONS

     Company debt consists of:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997     1998
                                                              ------   -------
                                                               (IN THOUSANDS)
Citibank General Credit Agreement...........................  $  150   $12,665
Siemens Equipment Agreement.................................      --     3,440
Motorola Equipment Agreement................................      --     8,354
Other short-term indebtedness...............................   1,475        --
                                                              ------   -------
                                                               1,625    24,459
Less: debt maturing within one year.........................   1,475     3,018
                                                              ------   -------
          Total long-term debt..............................  $  150   $21,441
                                                              ======   =======

     Aggregate maturities of long-term debt, as of December 31, 1998, are as follows: 1999 -- $3.0 million, 2000 -- $16.3 million, 2001 -- $3.1 million, and
2002 -- $2.1 million.

     The Company paid interest of $0.2 million, $0.3 million and $1.9 million in 1996, 1997, and 1998, respectively.

     In September 1997, the Company's finance subsidiary entered into a $30.0 million credit facility with Citibank. Drawings outstanding under this agreement by the Company's consolidated ventures totaled $0.2 million and $12.7 million at December 31, 1997 and 1998, respectively. Total borrowings outstanding by all entities under the Citibank General Credit Agreement totaled $4.7 and $27.4 million at December 31, 1997 and 1998, respectively. All amounts outstanding under this agreement are due September 30, 2000 and are fully collateralized by the Company's restricted cash. The loan is subject to certain covenants which require all contracted companies to be in compliance. The companies were in compliance with these covenants as of December 31, 1998. The loan carries interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 5.0 percent per annum (equivalent to 10.08% at December 31, 1998).

     In November 1996, Golden Telecom (Ukraine) entered into an agreement with Siemens GmbH, which was amended to include MKM Telekom (a subsidiary of Siemens) (collectively referred to as the "Siemens equipment agreement") whereby Golden Telecom (Ukraine) could purchase up to 8.6 million Deutsche Marks (DM) of certain equipment from Siemens. The terms allowed Golden Telecom (Ukraine) to finance up to 70% of this amount. Golden Telecom (Ukraine) is required to make semiannual principal payments plus accrued interest for three years beginning six months after completion of installation of such equipment. Amounts outstanding under this agreement totaled 5.8 million DM

                              GOLDEN TELECOM, INC.

($3.4 million) at December 31, 1998. The agreement carries interest at a rate equal to the DM LIBOR rate plus 4.5 percent per annum (equivalent to 8.375% at December 31, 1998).

     In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation (the "Motorola equipment agreement") whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Through December 31, 1998, the Company had purchased $13.5 million of equipment under this agreement. Golden Telecom (Ukraine) is required to make semiannual payments plus accrued interest beginning six months after completion of installation of such equipment. Amounts outstanding under this agreement totaled $8.4 million at December 31, 1998. The agreement carries interest at a rate equal to the LIBOR rate plus 3.0 percent per annum (equivalent to 8.7% at December 31, 1998).

     Prior to June 30, 1998, amounts outstanding under the Siemens and Motorola equipment agreements were not included in the debt of the consolidated accounts of the Company. Effective June 30, 1998, the Company acquired a controlling interest in Golden Telecom (Ukraine) and, accordingly, amounts outstanding under these agreements were consolidated at December 31, 1998 (See Note 3). Golden Telecom (Ukraine) also has an unused revolving $0.5 million credit facility that expires April 9, 1999.

     In 1996, certain non-consolidated joint ventures of the Company entered into a 5.0 million Netherlands Guilders ("NLG") credit facility which is guaranteed by Vostok Mobile B.V., a subsidiary of the Company. Borrowings outstanding by the regional joint ventures totaled NLG 2.5 million ($1.3 million) at December 31, 1998.

     In 1997, certain non-consolidated joint ventures of the Company entered into a $30.7 million credit facility with Chase Manhattan Bank, which is guaranteed by Lucent Technologies. GTS has provided a guarantee to Lucent of 50% of the amounts guaranteed by Lucent to Chase. At December 31, 1998, $16.5 million was outstanding under this credit facility.

NOTE 7: SHAREHOLDERS' EQUITY

  Common Stock


     On June 10, 1999, the Company issued one hundred shares of $0.01 par common stock to GTS. As part of the reorganization, the Company issued an additional 10,599,900 shares of common stock to GTS. The accompanying financial statements have been prepared with the assumption that 10,600,000 shares of common stock have been issued and outstanding for all of the periods presented, which reflects a stock split that will be effected prior to the initial public offering.


     The Company does not intend to pay dividends on common stock in the foreseeable future. In addition, certain of the Company's financing agreements include covenant restrictions precluding the payment of dividends by the Company.

NOTE 8: STOCK OPTION PLANS

     Prior to the formation of the Company, certain employees participated in one or more of the stock option plans of GTS. As a result of changes made to certain individual GTS option agreements in 1997, the Company has recorded a $2.2 million expense for the year ended December 31, 1997. No such expenses were incurred for the years ended December 31, 1996 or 1998.

     The Company intends to establish a stock option plan similar to the principal option plan of GTS. It is the Company's intention to offer options to key employees and members of the Board of Directors of the Company. No charge to operations is expected to result from options issued under this new plan.

                              GOLDEN TELECOM, INC.

NOTE 9: EMPLOYEE BENEFIT PLAN

     Prior to the formation of the Company, certain employees participated in the GTS 401(k) retirement savings plan (the "Savings Plan") covering all US citizen employees. The Savings Plan qualifies under section 401(k) of the Internal Revenue Code and, as such, participants may defer pretax income in accordance with federal income tax limitations. GTS provides a 50% matching contribution on the first 5% contributed by the employee. GTS may also, at its discretion, make non-matching contributions. Both matching and non-matching contributions by GTS vest 100% after three years of service. The Company's expense under the Savings Plan for the Company's employees was approximately $30,000, $32,000 and $40,000 for the years ended December 31, 1996, 1997 and
1998, respectively. GTS made no discretionary (non-matching) contributions for the years ended December 31, 1996, 1997 or 1998.

     The Company intends to establish a 401(k) retirement Savings Plan similar to the GTS Savings Plan.

NOTE 10: INCOME TAXES

     The components of loss before income taxes and minority interest were as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1996      1997       1998
                                                        --------   -------   --------
                                                               (IN THOUSANDS)
Pretax loss:
  Domestic............................................  $ (3,442)  $(4,976)  $ (8,210)
  Foreign.............................................   (11,743)   (2,260)   (19,210)
                                                        --------   -------   --------
                                                        $(15,185)  $(7,236)  $(27,420)
                                                        ========   =======   ========

     For the years ended December 31, 1996, 1997 and 1998, the Company recorded $0.3 million, $0.6 million, and $5.2 million respectively, in income tax expense that related exclusively to its current provision for foreign taxes.

     The Company paid foreign income taxes of $0.0 million, $0.1 million and $5.4 million in 1996, 1997 and 1998, respectively.

     The Company has not recorded a domestic provision for income taxes as, prior to its formation, the Company was functioning as operating units of GTS. The domestic US based subsidiaries of the Company (the "US subsidiaries") were wholly-owned subsidiaries of GTS and accordingly, were included in GTS' US consolidated income tax returns. Under the previous structure, had the US subsidiaries filed a consolidated US income tax return (which is required upon formation of the Company), the Company would have incurred income taxes of $1.7 million, $2.9 million, and $2.9 million for years ended December 31, 1996, 1997 and 1998, respectively. However, as a component of the formation of the Company, certain elections and transactions have been made that would have eliminated any US income tax liabilities incurred under the previous structure. Although no provision for domestic US taxes has been recorded in the accompanying financial statements, the Company's future effective tax rate will depend largely on its structure and tax strategies as a separate, independent company.

     Effective upon the formation of the Company, any taxable income or losses recorded is reported on the Company's consolidated income tax return. The Company was allocated its proportionate share of GTS' US net operating loss carryforwards. A valuation allowance has been established by the Company, due to management's estimate of the future benefits of these amounts that are less likely than not to be realized. Accordingly, there was no impact in the accompanying financial statements.

                              GOLDEN TELECOM, INC.

     The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Taxes at US statutory rates.................................   35.0%    35.0%    35.0%
Foreign income taxes........................................   (1.9)    (8.9)   (18.9)
Foreign operating losses with no related tax benefit........  (35.0)   (35.0)   (35.0)
                                                              -----    -----    -----
                                                               (1.9)%   (8.9)%  (18.9)%
                                                              =====    =====    =====

Deferred tax assets and liabilities are recorded based on temporary differences between earnings as reported in the financial statements and earnings for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carryforwards..........................  $ 3,119   $ 6,300
  Other deferred tax assets.................................      700       700
                                                              -------   -------
Total deferred tax asset....................................    3,819     7,000
  Less: valuation allowance.................................   (3,819)   (7,000)
                                                              -------   -------
          Total.............................................  $    --   $    --
                                                              =======   =======

     As of December 31, 1998, the Company had net operating loss carryforwards for US federal income tax purposes of approximately $18.0 million expiring in fiscal years 2010 through 2018. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the utilization of the Company's net operating loss carryforwards may be subject to an annual limitation.

     Certain of the Company's consolidated foreign ventures have foreign tax loss carryforwards in excess of $27.2 million. These tax loss carryforwards are typically denominated in the local currency, subject to annual limitations and expire in fiscal years 1999 through 2003. The Company's financial statements do not reflect any provision for benefits that might be associated with such loss carryforwards.

     GTS' investment in EDN Sovintel has historically been treated for US tax purposes as a partnership and, therefore, GTS' share of EDN Sovintel's income has flowed through to the GTS consolidated federal income tax return on a current basis. However, as part of the formation of the Company and the transfer of ownership rights in EDN Sovintel to the Company, the Company elected to treat it's ownership in EDN Sovintel as a corporation for US tax purposes; accordingly, such undistributed future earnings of EDN Sovintel will be treated consistent with the Company's investments in other foreign entities. Undistributed earnings of the Company's other foreign investments are considered to be indefinitely reinvested and, accordingly, no provision for US federal and state income taxes, or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to foreign withholding taxes and US income taxes (subject to reduction for foreign tax credits).

                              GOLDEN TELECOM, INC.

NOTE 11: COMMITMENTS AND CONTINGENCIES

  Leases

     The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $1.1 million, $1.0 million, and $2.5 million for the years ended December 31, 1996, 1997 and 1998, respectively.

     Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 1998, are as follows: 1999 -- $2.0 million, 2000 -- $2.0 million, 2001 -- $2.0 million, 2002 -- $2.0 million, and
2003 -- $2.0 million.

  Other Commitments and Contingencies

     The Company's non-consolidated ventures have future purchase commitments amounting to $1.2 million as of December 31, 1998.

     In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures. The total amounts guaranteed at December 31, 1998 were approximately $9.5 million.

  Major Customers

     There were no major customers in 1996 or 1997 and in 1998, the Company had one major customer, representing $17.4 million, or 20%, of total revenues.

  Tax Matters

     The taxation systems within the various countries of the CIS ("CIS Taxes") are evolving as the respective governments transform from command to market-oriented economies. The various CIS governments have introduced and continue to introduce new tax and royalty laws and related regulations. These laws and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and other governmental bodies. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and other governmental bodies are not unusual.

     The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the CIS Taxes, the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 1996, 1997, and 1998. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

     In various foreign jurisdictions, the Company is obligated to pay value added taxes ("VAT") on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT the Company may be obligated to pay would not be material.

                              GOLDEN TELECOM, INC.

NOTE 12: RELATED PARTY TRANSACTIONS

     Golden Telecom and GTS will enter into agreements providing for the separation of the companies and governing various relationships between Golden Telecom and GTS, including a separation agreement, employee programs agreement, registration rights agreement and shared services agreement. Subsequent to the offering, Golden Telecom will be required to manage these functions and will be responsible for the expenses associated with the operations of a public company.

     Pursuant to a 1995 purchase agreement, the Company received its interest in GTS-Vox Limited, the intermediate holding company of TCM, in exchange for a note in the principal amount of $0.7 million issued to the sellers and certain additional consideration to its partners payable in the form of either cash or Common Stock of GTS based upon its financial performance. The Company paid the note in 1996. On January 17, 1997, the agreement was amended such that the consideration would only be in the form of the issuance of Common Stock of GTS. In the first quarter of 1997, pursuant to this agreement GTS issued 1,009,200 common shares at the then current fair market value of $6.67 per share. In addition, in April 1998 and July 1998, pursuant to this agreement, GTS issued 673,260 and 253,718 shares of its common stock at the then current fair market values of $20.13 per share and $23.55 per share, respectively. Further, in July 1998, the Company purchased the remaining 47.36% interest in GTS-Vox Limited for $40.5 million from its former partners.

     In April 1996, the Company entered into an agreement with First NIS Regional Fund SICAF, an affiliate of Baring International Investment Management Limited ("Barings"), to acquire a 29% effective interest in Golden Telecom (Ukraine), a Ukrainian limited liability company. Such acquisition closed in May 1996. Barings funded $4.5 million to be applied towards the purchase of the interest in Golden Telecom (Ukraine). Barings could exercise an option to convert its initial investment into 438,311 shares of GTS Common Stock at an exercise price of $10.27. In June 1997 the agreement was amended, such that Barings funded an additional $4.1 million to be applied to Golden Telecom (Ukraine). In connection with a restructuring of Golden Telecom (Ukraine), the agreement was further amended in June 1998 to restructure the capital and ownership of Golden Telecom (Ukraine). Pursuant to such amendment Barings exercised and received 713,311 shares of GTS Common Stock and made an additional investment of $5.75 million to be applied toward Golden Telecom (Ukraine)'s capital expenditure and operating capital requirements. As a result of the June 1998 amendment, the Company increased its effective ownership interest in Golden Telecom (Ukraine) to approximately 57%. Affiliates of Barings, which consist primarily of investment funds and trusts, are shareholders of GTS.

     In September 1997, the Company acquired from its minority partner, Tricor B.V., their 49% ownership interest in Vostok Mobile B.V., the Company's intermediate holding company that has investment interests, between 50% and 100%, in eleven cellular operating companies, for total consideration of up to $7.7 million. Pursuant to the Company's agreement with Tricor B.V., the Company made payments of $5.3 million and $2.4 million in 1997 and 1999, respectively. Tricor B.V. is owned by three individuals, one of whom is the former chief executive officer of GTS Mobile Services (CIS).

     The Company derived revenue from non-consolidated affiliates of $2.7 million, $5.7 million and $6.6 million in 1996, 1997 and 1998, respectively.

                              GOLDEN TELECOM, INC.

NOTE 13: SEGMENT INFORMATION

LINE OF BUSINESS DATA

     The Company operates in three segments within the telecommunications industry. These three segments are: Competitive Local Exchange Carrier (CLEC) Services using our local access overlay networks in Moscow, Kiev, and St. Petersburg; Data and Long Distance Services using a fiber optic and satellite-based network; and Mobile Services consisting of cellular networks throughout the Commonwealth of Independent States and Ukraine on a subscription and prepaid basis. The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The following table presents financial information for both consolidated ventures and equity investee ventures, segmented by the Company's lines of businesses for 1996, 1997 and 1998. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating margin of each strategic business unit.

                                                                                                              ADJUSTMENTS TO
                                                                                                            RECONCILE BUSINESS
                                                                                                                SEGMENT TO
                                                                                                           CONSOLIDATED RESULTS
                                                                                                          -----------------------
                                                                                BUSINESS                   EQUITY
                                        DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED    METHOD      AFFILIATE
                             CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS      VENTURES    ADJUSTMENTS
                            -------   -------------   --------   ------------   --------   ------------   ---------   -----------
                                                                       (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
  1996
  Revenue.................  $87,720     $ 19,375      $26,793      $(3,196)     $130,692     $ 13,140     $(131,409)    $13,857
  Depreciation &
    amortization..........    3,770        3,587        7,068       (1,399)       13,026        2,753       (10,273)         --
  Equity in (earnings) of
    ventures..............       --           --           --           --            --       (3,783)           --      (3,783)
  Operating income
    (loss)................   31,404      (12,519)      (5,385)      (1,764)       11,736      (13,599)      (29,561)      4,226
  Identifiable assets.....   64,826       57,239       67,993       24,499       214,557       92,549      (122,008)         --
  Capital expenditures....   16,686       14,304       13,182           73        44,245        5,705       (38,540)         --

                                                                                            BUSINESS
                                                    DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                         CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                       --------   -------------   --------   ------------   --------   ------------
                                                                      (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1997
  Revenue............................  $139,996      $38,019      $40,219      $(5,237)     $212,997     $ 27,198
  Depreciation & amortization........     6,290        5,441        8,368         (231)       19,868        4,363
  Equity in (earnings) of ventures...        --           --           --           --            --      (12,428)
  Operating income (loss)............    43,072       (5,765)         551       (6,745)       31,113       (6,406)
  Identifiable assets................    97,280       65,231       90,095       54,191       306,797      129,620
  Capital expenditures...............    24,507        2,052       17,020         (810)       42,769        1,846

                                           ADJUSTMENTS TO
                                         RECONCILE BUSINESS
                                             SEGMENT TO
                                        CONSOLIDATED RESULTS
                                       -----------------------
                                        EQUITY
                                        METHOD      AFFILIATE
                                       VENTURES    ADJUSTMENTS
                                       ---------   -----------
                                           (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1997
  Revenue............................  $(212,147)    $26,348
  Depreciation & amortization........    (15,505)         --
  Equity in (earnings) of ventures...         --     (12,428)
  Operating income (loss)............    (50,187)     12,668
  Identifiable assets................   (177,177)         --
  Capital expenditures...............    (44,572)      3,649

                                                                                            BUSINESS
                                                    DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                         CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                       --------   -------------   --------   ------------   --------   ------------
                                                                      (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1998
  Revenue............................  $168,573      $49,237      $50,019      $ (9,357)    $258,472     $ 86,086
  Depreciation & amortization........     8,004        5,006       13,246         7,357       33,613       16,709
  Equity in (earnings) of ventures...        --           --           --            --           --       (2,559)
  Operating income (loss)............    47,336       (6,126)      (3,584)      (16,390)      21,236      (16,965)
  Identifiable assets................   129,071       44,709       95,776       113,319      382,875      235,849
  Capital expenditures...............    27,679        6,438       24,172           415       58,704       20,738

                                           ADJUSTMENTS TO
                                         RECONCILE BUSINESS
                                             SEGMENT TO
                                        CONSOLIDATED RESULTS
                                       -----------------------
                                        EQUITY
                                        METHOD      AFFILIATE
                                       VENTURES    ADJUSTMENTS
                                       ---------   -----------
                                           (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1998
  Revenue............................  $(199,935)    $27,549
  Depreciation & amortization........    (16,904)         --
  Equity in (earnings) of ventures...         --      (2,559)
  Operating income (loss)............    (41,040)      2,839
  Identifiable assets................   (147,026)         --
  Capital expenditures...............    (37,966)         --

                              GOLDEN TELECOM, INC.

GEOGRAPHIC DATA

     Revenues from external customers are based on the location of the operating company providing the service.

     Prior to June 30, 1998, all operations were located within Russia. Since that time, the Company has operated within two main geographic regions of the CIS-Russia and Ukraine. Geographic information as of December 31, 1998 is as follows:

                                                                          CORPORATE &    CONSOLIDATED
                                                     RUSSIA    UKRAINE    ELIMINATIONS     RESULTS
                                                    --------   --------   ------------   ------------
YEAR ENDED DECEMBER 31, 1998
  Revenue.........................................  $ 72,242   $ 13,906      $  (62)       $ 86,086
  Long-lived assets...............................   130,412     33,612       6,651         170,675


NOTE 14: SUBSEQUENT EVENTS


  Abandonment

     In September 1999, the Board of Directors of GTS approved a formal plan of restructuring that will result in the Company abandoning certain cellular business operations in Russia. As part of this plan of restructuring, the Company is currently seeking a buyer for its ownership interests in these operations and does not intend to provide any further financial assistance to such businesses, other than debts assumed as described below.

     In reaching its decision, which has been influenced by the pending initial public offering, the Company had determined that the financial, operational and management support required for these ventures does not meet its current strategic plan; however, it will continue to actively support the remaining Russian cellular businesses.

     In connection with this decision, a charge to earnings in the third quarter of 1999 in the range of $16 million to $20 million will be incurred as a result of the plan of abandonment. This charge will be calculated based on the anticipated write-down of the carrying value of these business operations to their estimated realizable value, which includes the assumption of certain debt obligations that were outstanding under the Citibank General Credit Agreement and the Chase Manhattan Bank facility.

                              GOLDEN TELECOM, INC.

  Debt Restructuring

     In early September 1999, the Company and GTS reached an agreement in principle with the vendor which has guaranteed the obligations under a credit facility for certain debt obligations, that total $14.4 million as of June 1999, that are due from certain of our equity method investees. As a result of this agreement, the Company may be assigned the debt obligations from the financial institution as a result of GTS and the vendor prepaying the outstanding debt due from the equity investees. Further, the Company will also reflect $11.0 million in new debt on its books as a result of this transaction that is payable to GTS and the vendor.

                              GOLDEN TELECOM, INC.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         FOR THE SECOND QUARTER OF 1999
                                  (UNAUDITED)

                              GOLDEN TELECOM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,   JUNE 30,
                                                                  1998         1999
                                                              ------------   ---------
                                                                   (IN THOUSANDS,
                                                                 EXCEPT SHARE DATA)
Current assets
  Cash and cash equivalents.................................    $ 14,164     $ 14,495
  Accounts receivable, less allowance for doubtful accounts
     of $4,208 and $4,491 at December 31, 1998 and June 30,
     1999, respectively.....................................      13,404       11,731
  Prepaid expenses..........................................       4,643        4,998
  Other assets..............................................       5,289        4,265
                                                                --------     --------
          Total Current Assets..............................      37,500       35,489
Property and equipment, net of accumulated depreciation of
  $19,181 and $24,442 at December 31, 1998 and June 30,
  1999, respectively........................................      52,186       56,563
Investments in and advances to ventures.....................      46,519       37,925
Goodwill and intangible assets, net of accumulated
  amortization of $23,510 and $31,863 at December 31, 1998
  and June 30, 1999, respectively...........................      71,924       62,790
Restricted cash and other non-current assets................      27,720       29,583
                                                                --------     --------
          Total Assets......................................    $235,849     $222,350
                                                                ========     ========

                         LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
  Accounts payable and accrued expenses.....................    $ 25,770     $ 19,457
  Debt maturing within one year.............................       3,018        5,047
  Other current liabilities.................................       5,674        3,447
                                                                --------     --------
          Total Current Liabilities.........................      34,462       27,951
Long-term debt, less current portion........................      21,441       18,109
Taxes and other non-current liabilities.....................       3,170        2,313
                                                                --------     --------
          Total Liabilities.................................      59,073       48,373
Commitments and Contingencies
Minority interest...........................................       7,993        8,985
Shareholder's Equity
Common stock, $0.01 par value (50,000,000 shares authorized;
  10,600,000 shares issued and outstanding at December 31,
  1998 and June 30, 1999)...................................         106          106
Additional paid-in capital..................................     241,775      253,953
Accumulated deficit.........................................     (73,098)     (89,067)
                                                                --------     --------
          Total Shareholder's Equity........................     168,783      164,992
                                                                --------     --------
          Total Liabilities and Shareholder's Equity........    $235,849     $222,350
                                                                ========     ========

    The accompanying notes are an integral part of these condensed financial statements.

                              GOLDEN TELECOM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                         JUNE 30,               JUNE 30,
                                                    -------------------    -------------------
                                                     1998        1999       1998        1999
                                                    -------    --------    -------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Telecommunication services......................  $13,161    $ 22,706    $25,416    $ 46,132
  Equipment sales.................................    1,788         464      3,290       1,223
                                                    -------    --------    -------    --------
                                                     14,949      23,170     28,706      47,355
Operating Costs and Expenses:
  Cost of revenues:
     Telecommunication services...................    8,824       8,749     16,237      17,389
     Equipment sales..............................    1,059         627      2,579       1,313
  Selling, general and administrative.............    8,113      10,432     16,904      19,070
  Depreciation and amortization...................    2,101       7,127      3,910      13,932
  Equity in (earnings) losses of ventures.........   (4,874)      1,604     (9,279)      5,174
                                                    -------    --------    -------    --------
Loss from Operations..............................     (274)     (5,369)    (1,645)     (9,523)
Other Income/(Expense):
  Interest income.................................      334         160        334         919
  Interest expense................................     (760)       (622)    (1,464)     (1,202)
  Foreign currency losses.........................      (66)       (106)      (104)       (848)
                                                    -------    --------    -------    --------
                                                       (492)       (568)    (1,234)     (1,131)
                                                    -------    --------    -------    --------
Net loss before income taxes and minority
  interest........................................     (766)     (5,937)    (2,879)    (10,654)
Income taxes......................................       74       1,691        267       4,291
                                                    -------    --------    -------    --------
Net loss before minority interest.................     (840)     (7,628)    (3,146)    (14,945)
Minority interest.................................       --        (566)        --      (1,025)
                                                    -------    --------    -------    --------
Net Loss..........................................  $  (840)   $ (8,194)   $(3,146)   $(15,970)
                                                    =======    ========    =======    ========
Pro forma net loss per share......................  $ (0.08)   $  (0.77)   $ (0.30)   $  (1.51)
                                                    =======    ========    =======    ========
Weighted average common shares outstanding........   10,600      10,600     10,600      10,600
                                                    =======    ========    =======    ========

    The accompanying notes are an integral part of these condensed financial statements.

                              GOLDEN TELECOM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED    SIX MONTHS ENDED
                                                           JUNE 30,             JUNE 30,
                                                      ------------------   -------------------
                                                        1998      1999       1998       1999
                                                      --------   -------   --------   --------
                                                                   (IN THOUSANDS)
Operating Activities
  Net loss..........................................  $   (840)  $(8,194)  $ (3,146)  $(15,970)
Adjustments to Reconcile Net Loss to Net Cash Used
  in Operating Activities:
  Depreciation and amortization.....................     2,101     7,127      3,910     13,932
  Equity in (earnings) losses of ventures, net of
     dividends received.............................    (4,874)    1,604     (9,279)     5,174
  Minority interest.................................        --       566         --      1,025
  Foreign currency losses...........................        66       106        104        848
  Other.............................................     2,861      (498)     3,086       (919)
  Changes in assets and liabilities, excluding
     effects of acquisitions and ventures:
     Accounts receivable............................    (1,494)    3,771     (2,870)     1,099
     Accounts payable and accrued expenses..........        28    (6,723)     1,598     (9,385)
     Other changes in assets and liabilities........    (1,187)     (410)     2,334        916
                                                      --------   -------   --------   --------
       Net Cash Used in Operating Activities........    (3,339)   (2,651)    (4,263)    (3,280)
Investing Activities
  Acquisitions, net of cash acquired................    (6,503)       --    (10,290)        --
  Investments in and advances to ventures, net of
     repayments.....................................     1,661     5,557      4,476      3,420
  Purchases of property and equipment...............    (4,655)   (5,192)    (5,742)    (8,258)
  Restricted cash...................................    (3,346)   (2,859)    (7,907)    (2,109)
                                                      --------   -------   --------   --------
       Net Cash Used in Investing Activities........   (12,843)   (2,494)   (19,463)    (6,947)
Financing Activities
  Proceeds from debt................................     6,519       800     10,031      2,029
  Repayments of debt................................    (4,420)   (3,102)    (4,420)    (3,332)
  Net proceeds from GTS.............................    13,065     6,652     17,640     12,179
                                                      --------   -------   --------   --------
       Net Cash Provided by Financing Activities....    15,164     4,350     23,251     10,876
Effect of exchange rate changes on cash and cash
  equivalents.......................................       (19)      (40)       (37)      (318)
                                                      --------   -------   --------   --------
Net (decrease) increase in cash and cash
  equivalents.......................................    (1,037)     (835)      (512)       331
Cash and cash equivalents at beginning of period....     4,459    15,330      3,934     14,164
                                                      --------   -------   --------   --------
Cash and cash equivalents at end of period..........  $  3,422   $14,495   $  3,422   $ 14,495
                                                      ========   =======   ========   ========

    The accompanying notes are an integral part of these condensed financial statements.

                              GOLDEN TELECOM, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL PRESENTATION AND DISCLOSURES


     On June 10, 1999, Golden Telecom, Inc. ("Golden Telecom" or "the Company") was incorporated in Delaware for the purpose of acting as a holding company for Global TeleSystems Group, Inc. ("GTS") entities operating within the Commonwealth of Independent States ("CIS") (the "CIS entities"). On September 29, 1999, GTS transferred its ownership rights of the CIS entities to the Company. Golden Telecom, a wholly-owned subsidiary of GTS, is a provider of a broad range of telecommunications services to businesses, other telecommunications service providers and consumers through its operation of voice and data networks, international gateways, local access and cellular networks and various value-added services in the CIS, primarily Russia.



     Prior to the reorganization, principally the transfer of ownership rights of the CIS entities to the Company from GTS, the CIS entities were subsidiaries of GTS. As the CIS entities are under common control, the accompanying financial statements give effect to the reorganization as if it were a pooling of interest and have been presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to Golden Telecom and have been prepared from GTS' historical accounting records. No intangible assets were created and recorded as a result of this reorganization.


     The financial statements of the Company included herein are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Significant intercompany affiliate account transactions have been eliminated. In the opinion of management, the financial statements reflect all adjustments of a normal and recurring nature necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with the Company's 1998 audited consolidated financial statements and the notes related thereto. The results of operations for the three and six months ended June 30, 1999 may not be indicative of the operating results for the full year.

     Many of the Company's operations are carried out through alliances with strategic local partners in the form of venture arrangements. Wholly-owned subsidiaries and majority-owned ventures where the Company has unilateral operating and financial control are consolidated within the Company's financial results and operations. Those ventures where the Company exercises significant influence, but does not exercise unilateral operating and financial control, are accounted for by the equity method. The Company has certain majority-owned investments that are accounted for by the equity method as a result of minority shareholder rights, super-majority voting conditions or other considerations that prevent the Company from obtaining unilateral control of the venture.

     The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures where the Company bears all of the financial risk. When such ventures become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recorded have been recovered.

  Business Environment

     All of the Company's operating companies operate within the CIS. There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national

                              GOLDEN TELECOM, INC.

currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

     In the telecommunications industry, the impact of the financial crisis has been more severe in the regions of Russia outside of Moscow and in the cellular business generally. The average monthly service revenue per subscriber and minutes of use in the Company's cellular businesses, which are all regionally-based, have declined significantly both since August 1998 for all of the Company's cellular businesses and continued during 1999 for certain of its cellular businesses. These issues raise uncertainties over the future operations of other parts of the Company's business; however, the Company cannot predict the negative impact these matters may have on its future financial position and results of operations.

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets or investments.

2. POLICIES AND PROCEDURES

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the three and six months ended June 30, 1998 and 1999, comprehensive income for the Company is equal to net income.

     Pro forma net loss per share has been computed pursuant to the provisions of statement of SFAS No. 128, "Earnings Per Share", which requires the Company to present basic and diluted earnings per share. The Company's pro forma net loss per share calculation (basic and diluted) is based upon the issuance of shares of the Company and are considered to be outstanding for all periods presented. There are no reconciling items in the numerator or denominator of the Company's pro forma net loss per share calculation.

3. SHAREHOLDERS' EQUITY

  Common Stock


     On June 10, 1999, the Company issued one hundred shares of $0.01 par common stock to GTS. As part of the reorganization, the Company issued an additional 10,599,900 shares of common stock to GTS. The accompanying financial statements have been prepared with the assumption that 10,600,000 shares of common stock have been issued and outstanding for all of the periods presented, which reflects a stock split that will be effected prior to the initial public offering.

                              GOLDEN TELECOM, INC.

4. OTHER TRANSACTIONS

     In February 1998, the Company acquired the remaining interest in Sovam Teleport for cash consideration of $5.0 million. As a result effective February 1, 1998, Sovam is accounted for by the consolidation as opposed to the equity method of accounting. Goodwill in the amount of $4.6 million has been recorded by the Company.

     In July and June 1998, the Company increased its beneficial ownership of GTS Vox Ltd. and Golden Telecom (Ukraine) to 100% and 56.7%, respectively. As a result, effective July 1 and June 30, 1998, these companies are accounted for by the consolidation as opposed to the equity method of accounting. Goodwill in the amount of $30.2 million and $1.4 million, respectively has been recorded by the Company.

     The following pro forma combined results of operations for the Company gives effect to the Sovam, TCM and Golden Telecom (Ukraine) business combinations as if they had occurred at the beginning of each period indicated. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

                                                                FOR THE SIX MONTHS
                                                                      ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1998         1999
                                                              ---------   ----------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenues....................................................   $59,986     $ 47,355
Net loss....................................................    (2,334)     (15,970)
Net loss per common share...................................   $ (0.22)    $  (1.51)

5. CONTINGENCIES

  Tax Matters

     The taxation system within the various countries of the CIS ("CIS Taxes") is evolving as the respective governments transform from command to market oriented economies. The various CIS governments have introduced and continue to introduce new tax and royalty laws and related regulations. These laws and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and other governmental bodies. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and other governmental bodies are not unusual.

     The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the CIS Taxes, the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at June 30, 1999. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of this contingency, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

     In various foreign jurisdictions, the Company is obligated to pay value added taxes ("VAT") on the purchase or importation of assets, and for certain other transactions. In many instances, VAT can be offset against VAT the Company collects and otherwise would remit to the tax authorities, or may be refundable. Because the law in some jurisdictions is unclear, the local tax authorities could assert that the Company is obligated to pay additional amounts of VAT. In the opinion of management, any additional VAT the Company may be obligated to pay would not be material.

                              GOLDEN TELECOM, INC.

6. SEGMENT INFORMATION

LINE OF BUSINESS DATA

     The Company operates in three segments within the telecommunications industry. These three segments are: Competitive Local Exchange Carrier (CLEC) Services using our local access overlay networks in Moscow, Kiev, and St. Petersburg; Data and Long Distance Services using a fiber optic and satellite-based network; and Mobile Services consisting of cellular networks throughout the Commonwealth of Independent States and the Ukraine on a subscription and prepaid basis. The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The following table presents financial information for both consolidated ventures and equity investee ventures, segmented by the Company's lines of businesses for the three and six month periods ended June 30, 1998 and 1999. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating margin of each strategic business unit.

                                                                                       BUSINESS
                                               DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                    CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                  --------   -------------   --------   ------------   --------   ------------
                                                                 (IN THOUSANDS)
THREE MONTHS ENDED JUNE 30, 1998
  Revenue.......................  $ 46,679      $13,771      $ 14,476     $ (1,772)    $ 73,154     $ 14,949
  Operating income (loss).......    15,131         (964)          843       (3,232)      11,778         (274)
  Identifiable assets...........   120,467       62,277       105,491      111,571      399,806      193,398
  Capital expenditures..........     4,565        2,030         7,943          115       14,653        2,177

                                  ADJUSTMENTS TO RECONCILE
                                     BUSINESS SEGMENT TO
                                    CONSOLIDATED RESULTS
                                  -------------------------
                                    EQUITY
                                    METHOD      AFFILIATE
                                   VENTURES    ADJUSTMENTS
                                  ----------   ------------
                                       (IN THOUSANDS)
THREE MONTHS ENDED JUNE 30, 1998
  Revenue.......................  $ (65,873)     $ 7,668
  Operating income (loss).......    (18,234)       6,182
  Identifiable assets...........   (206,408)          --
  Capital expenditures..........    (12,476)          --

                                                                                       BUSINESS
                                               DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                    CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                  --------   -------------   --------   ------------   --------   ------------
                                                                 (IN THOUSANDS)
THREE MONTHS ENDED JUNE 30, 1999
  Revenue.......................  $ 30,707      $ 8,798      $  9,146     $ (1,963)    $ 46,688     $ 23,170
  Operating income (loss).......     8,844       (1,843)       (2,459)      (5,510)        (968)      (5,369)
  Identifiable assets...........   119,168       44,687        91,607      101,026      356,488      222,350
  Capital expenditures..........     3,058        2,225         2,572         (250)       7,605        4,937

                                  ADJUSTMENTS TO RECONCILE
                                     BUSINESS SEGMENT TO
                                    CONSOLIDATED RESULTS
                                  -------------------------
                                    EQUITY
                                    METHOD      AFFILIATE
                                   VENTURES    ADJUSTMENTS
                                  ----------   ------------
                                       (IN THOUSANDS)
THREE MONTHS ENDED JUNE 30, 1999
  Revenue.......................  $ (28,051)     $ 4,533
  Operating income (loss).......     (2,397)      (2,004)
  Identifiable assets...........   (134,138)          --
  Capital expenditures..........     (2,668)          --

                                                                                       BUSINESS
                                               DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                    CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                  --------   -------------   --------   ------------   --------   ------------
                                                                 (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 1998
  Revenue.......................  $ 88,312      $26,147      $ 27,701     $ (4,225)    $137,935     $ 28,706
  Operating income (loss).......    27,453       (2,050)        2,225       (7,089)      20,539       (1,645)
  Identifiable assets...........   120,467       62,277       105,491      111,571      399,806      193,398
  Capital expenditures..........    10,036        3,388        12,183          308       25,915        3,262

                                  ADJUSTMENTS TO RECONCILE
                                     BUSINESS SEGMENT TO
                                    CONSOLIDATED RESULTS
                                  -------------------------
                                    EQUITY
                                    METHOD      AFFILIATE
                                   VENTURES    ADJUSTMENTS
                                  ----------   ------------
                                       (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 1998
  Revenue.......................  $(125,030)     $15,801
  Operating income (loss).......    (34,092)      11,908
  Identifiable assets...........   (206,408)          --
  Capital expenditures..........    (22,653)          --

                              GOLDEN TELECOM, INC.


                                                                                       BUSINESS
                                               DATA AND       MOBILE    CORPORATE &    SEGMENT    CONSOLIDATED
                                    CLEC     LONG DISTANCE   SERVICES   ELIMINATIONS    TOTAL       RESULTS
                                  --------   -------------   --------   ------------   --------   ------------
                                                                 (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 1999
  Revenue.......................  $ 62,961      $17,701      $ 17,368     $ (3,968)    $ 94,062     $ 47,355
  Operating income (loss).......    17,484       (3,291)       (5,394)      (9,238)        (439)      (9,523)
  Identifiable assets...........   119,168       44,687        91,607      101,026      356,488      222,350
  Capital expenditures..........     6,284        3,810         7,072          612       17,778       10,335

                                  ADJUSTMENTS TO RECONCILE
                                     BUSINESS SEGMENT TO
                                    CONSOLIDATED RESULTS
                                  -------------------------
                                    EQUITY
                                    METHOD      AFFILIATE
                                   VENTURES    ADJUSTMENTS
                                  ----------   ------------
                                       (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 1999
  Revenue.......................  $ (55,350)     $ 8,643
  Operating income (loss).......     (3,627)      (5,457)
  Identifiable assets...........   (134,138)          --
  Capital expenditures..........     (7,443)          --

GEOGRAPHIC DATA

     Revenues from external customers are based on the location of the operating company providing the service.

     Prior to June 30, 1998, all operations were located within Russia. Since that time, the Company has operated within two main geographic regions of the CIS -- Russia and Ukraine. The following tables present financial information segmented by the Company's geographic regions for the three and six month periods ended June 30, 1998 and 1999.

                                                                          CORPORATE &    CONSOLIDATED
                                                     RUSSIA    UKRAINE    ELIMINATIONS     RESULTS
                                                    --------   --------   ------------   ------------
THREE MONTHS ENDED JUNE 30, 1998
  Revenue.........................................  $ 14,949   $      0      $    0        $ 14,949
  Long-lived assets...............................   107,367     30,814       6,881         145,062

                                                                          CORPORATE &    CONSOLIDATED
                                                     RUSSIA    UKRAINE    ELIMINATIONS     RESULTS
                                                    --------   --------   ------------   ------------
THREE MONTHS ENDED JUNE 30, 1999
  Revenue.........................................  $ 15,827   $  7,386      $  (43)       $ 23,170
  Long-lived assets...............................   120,402     33,052       5,296         158,750

                                                                          CORPORATE &    CONSOLIDATED
                                                     RUSSIA    UKRAINE    ELIMINATIONS     RESULTS
                                                    --------   --------   ------------   ------------
SIX MONTHS ENDED JUNE 30, 1998
  Revenue.........................................  $ 28,706   $      0      $    0        $ 28,706
  Long-lived assets...............................   107,367     30,814       6,881         145,062

                                                                          CORPORATE &    CONSOLIDATED
                                                     RUSSIA    UKRAINE    ELIMINATIONS     RESULTS
                                                    --------   --------   ------------   ------------
SIX MONTHS ENDED JUNE 30, 1999
  Revenue.........................................  $ 32,894   $ 14,530      $  (69)       $ 47,355
  Long-lived assets...............................   120,402     33,052       5,296         158,750

                              GOLDEN TELECOM, INC.

NOTE 7:  SUBSEQUENT EVENTS

  Abandonment

     In September 1999, the Board of Directors of GTS approved a formal plan of restructuring that will result in the Company abandoning certain cellular business operations in Russia. As part of this plan of restructuring, the Company is currently seeking a buyer for its ownership interests in these operations and does not intend to provide any further financial assistance to such businesses, other than debts assumed as described below.

     In reaching its decision, which has been influenced by the pending initial public offering, the Company had determined that the financial, operational and management support required for these ventures does not meet its current strategic plan; however, it will continue to actively support the remaining Russian cellular businesses.

     In connection with this decision, a charge to earnings in the third quarter of 1999 in the range of $16 million to $20 million will be incurred as a result of the plan of abandonment. This charge will be calculated based on the anticipated write-down of the carrying value of these business operations to their estimated realizable value, which includes the assumption of certain debt obligations that were outstanding under the Citibank General Credit Agreement and the Chase Manhattan Bank facility.

  Debt Restructuring

     In early September 1999, the Company and GTS reached an agreement in principle with the vendor which has guaranteed the obligations under a credit facility for certain debt obligations, that total $14.4 million as of June 1999, that are due from certain of its equity method investees. As a result of this agreement, the Company may be assigned the debt obligations from the financial institution as a result of GTS and the vendor prepaying the outstanding debt due from the equity investees. Further, the Company will also reflect $11.0 million in new debt on its books as a result of this transaction that is payable to GTS and the vendor.

                          AUDITED FINANCIAL STATEMENTS

                                EDN SOVINTEL LLC
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                      WITH REPORT OF INDEPENDENT AUDITORS

          REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
EDN Sovintel LLC

     We have audited the accompanying balance sheets of EDN Sovintel LLC as of December 31, 1997 and 1998, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDN Sovintel LLC at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited the financial statements of the Company at December 31, 1997 and 1998 and for each of the three years ended December 31, 1998, not presented herewith, prepared in compliance with the regulations for bookkeeping and accounting for income tax and statutory reporting purposes in the Russian Federation on which we expect to report separately for the 1998 audited financial statements and have reported separately for the 1996 and 1997 financial statements. The significant differences between the accounting principles applied in preparing the statutory financial statements and accounting principles generally accepted in the United States of America are summarized in Note 2.

/s/ ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
February 12, 1999

                                EDN SOVINTEL LLC

                                 BALANCE SHEETS

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1997         1998
                                                              -------      -------
                                                                (IN THOUSANDS OF
                                                                  US DOLLARS)
Current assets:
  Cash and cash equivalents.................................  $ 5,620      $ 5,116
  Cash deposit with related party...........................      485           --
  Accounts receivable, net..................................   16,223       16,726
  Due from affiliates.......................................    1,586        1,329
  Inventories...............................................    1,697        1,487
  Prepaid expenses and other assets.........................    1,630        3,716
  VAT receivable, net.......................................    3,688        4,904
  Prepaid taxes.............................................       --        2,836
  Deferred income taxes.....................................      186           --
                                                              -------      -------
Total current assets........................................   31,115       36,114
Property and equipment, net.................................   38,709       51,057
Deferred expenses...........................................      945          810
                                                              -------      -------
Total assets................................................  $70,769      $87,981
                                                              =======      =======

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Trade payable.............................................  $ 5,725      $10,897
  Accrued liabilities and other payables....................    3,233        3,779
  Taxes accrued or payable..................................    1,088           --
  Amounts due to shareholder and affiliates.................   10,104       12,736
  Amount due to partner in commercial venture...............    1,350        1,350
  Short-term loan...........................................       --        3,500
  Deferred income taxes.....................................       --        2,190
                                                              -------      -------
Total current liabilities...................................   21,500       34,452
Commitments and contingencies
Shareholders' equity:
  Capital contributions.....................................    2,000        2,000
  Retained earnings.........................................   47,269       51,529
                                                              -------      -------
Total shareholders' equity..................................   49,269       53,529
                                                              -------      -------
Total liabilities and shareholders' equity..................  $70,769      $87,981
                                                              =======      =======

   The accompanying notes are an integral part of these financial statements.

                                EDN SOVINTEL LLC

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1997       1998
                                                              -------   --------   --------
                                                              (IN THOUSANDS OF US DOLLARS)
Revenues:
  Telecommunication services................................  $63,488   $105,288   $115,823
  Equipment sales and other revenues........................   11,552      8,674      8,345
                                                              -------   --------   --------
                                                               75,040    113,962    124,168
Operating Costs and Expenses:
  Cost of revenues:
     Service costs..........................................   34,648     62,926     71,010
     Equipment sales and other cost of revenues.............    6,026      5,455      5,227
  Selling, general and administrative.......................   10,009     15,899     23,772
  Depreciation and amortization.............................    3,638      5,312      6,341
                                                              -------   --------   --------
Income from operations......................................   20,719     24,370     17,818
Interest expense............................................      638        503         --
Interest income.............................................      (87)      (392)      (199)
Foreign currency losses.....................................      252        131      7,628
                                                              -------   --------   --------
Income before taxes.........................................   19,916     24,128     10,389
Income taxes................................................    5,154      5,664      6,129
                                                              -------   --------   --------
Net income..................................................   14,762     18,464      4,260
Retained earnings, beginning of year........................   14,043     28,805     47,269
                                                              -------   --------   --------
Retained earnings, end of year..............................  $28,805   $ 47,269   $ 51,529
                                                              =======   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                EDN SOVINTEL LLC

                            STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
                                                               (IN THOUSANDS OF US DOLLARS)
OPERATING ACTIVITIES
Net income..................................................  $ 14,762   $ 18,464   $  4,260
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     3,638      5,312      6,341
  Deferred income taxes.....................................        --       (186)     2,376
  Provision for doubtful accounts...........................       678        602      2,684
  Write-off of accounts receivable..........................      (147)      (859)      (900)
  Foreign exchange loss.....................................       252        131      7,628
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (8,460)      (637)   (16,402)
  Due from affiliates.......................................      (683)       293        257
  Inventories...............................................      (811)        52        210
  Prepaid expenses and other assets.........................    (1,108)      (538)    (2,086)
  VAT receivable, net.......................................        54     (2,609)    (6,011)
  Trade payables............................................      (193)    (2,491)    16,891
  Accrued liabilities and other payables....................       310      1,533      3,451
  Taxes accrued or payable..................................       326        570     (1,609)
  Amounts due to shareholder and affiliates.................     3,039      4,401      2,632
                                                              --------   --------   --------
Net cash provided by operating activities...................    11,657     24,038     19,722
INVESTING ACTIVITIES -- Purchases of property and
  equipment.................................................    (9,863)   (16,177)   (18,554)
FINANCING ACTIVITIES
  Proceeds from shareholder.................................    11,300     10,760         --
  Payments to shareholder...................................   (11,100)   (16,421)       (39)
  Proceeds from short-term loan.............................        --         --      3,500
  Payments of long-term loan................................      (694)        --         --
  Cash withdrawn (deposited) with related party.............      (476)       (41)       121
                                                              --------   --------   --------
Net cash (used in) provided by financing activities.........      (970)    (5,702)     3,582
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (312)      (145)    (5,254)
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........       512      2,014       (504)
Cash and cash equivalents at beginning of year..............     3,094      3,606      5,620
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  3,606   $  5,620   $  5,116
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                EDN SOVINTEL LLC

                         NOTES TO FINANCIAL STATEMENTS
                   (US DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)

1. DESCRIPTION OF BUSINESS AND ENVIRONMENT

     EDN Sovintel LLC (the "Company") was created in August 1990 to design, construct, and operate a telecommunications network in Moscow. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies. Telecommunications services are subject to local licensing. The Company's license for international, intercity and local calls was most recently renewed on January 15, 1999 and is valid until May 1, 2000. The Company received a license for leased lines on January 15, 1999 valid for five years. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars.

     The Company initially registered as a Soviet-American joint venture. The venture re-registered as a Russian limited liability partnership in November 1992 and further reregistered as a limited liability company (LLC) in December 1998. The Company is 50% owned by Open Joint Stock Company "Rostelecom", a domestic and international long distance carrier which is 50.67% controlled indirectly by the Government of the Russian Federation, and 50% owned by Sovinet, a US general partnership, owned by two wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiaries.

     There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets or investments.

2. BASIS OF PRESENTATION

     The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment.

                                EDN SOVINTEL LLC

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Foreign Currency Translation

     The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation".

     Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

     The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and were considered to be a reasonable approximation of market rates until mid-August 1998. Since that date, liquidity in the CBR currency trading and interbank trading has varied as have bid and offer exchange rates. As a result, the market rates have fluctuated significantly and have diverged from the CBR rate. Nonetheless, the various market-related rates are based on the CBR rate. Accordingly, CBR rates have been used for translation purposes in these financial statements. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

     The exchange rates at December 31, 1996, 1997 and 1998 for one US dollar were RUR 5.56, RUR 5.96 and RUR 20.65, respectively. At February 12, 1999, the CBR rate had changed to RUR 22.79; the effect of this subsequent devaluation of the ruble on monetary assets and liabilities has not been determined.

     On January 1, 1998, the CBR introduced a new ruble to replace existing rubles. The new ruble has been redenominated so that one new ruble is equivalent to one thousand old rubles. The old ruble continued in circulation until December 31, 1998 and will be accepted as legal tender until December 31, 2002. All amounts herein are presented in new rubles.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and in the bank.

  Accounts Receivable

     Accounts receivable are shown at their net realizable value which approximates fair value. Accounts receivable are shown in the balance sheet net of an allowance for uncollectible accounts of $643 and $2,427 at December 31, 1997 and 1998, respectively.

                                EDN SOVINTEL LLC

  Inventories

     Inventories consist of telecommunication equipment held for resale and are stated at the lower of cost or market. Cost is computed on a weighted average basis.

  Property and Equipment

     Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

Network equipment...........................................    10 years
Other property and equipment................................   3-5 years

     There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

     The Company recognizes impairment of property and equipment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. During the years ended December 31, 1996, 1997 and 1998, the Company's analyses indicated that there was not an impairment of its property and equipment.

  Deferred Expenses

     Deferred expenses represent the Company's interest in the historical cost of network equipment owned by MTU Inform, a partner in a commercial venture (Note 9). These expenses are amortized over the equipment's useful life of 10 years.

  Revenue Recognition and Taxes on Revenue

     Revenues from telecommunication traffic are recognized in the period in which the traffic occurs. Revenues from equipment sales, connection fees, and other services are recognized in the period in which the equipment is sold, connections made, and services rendered. The revenues earned from connection fees partially offset the direct costs that the Company incurs to connect its customers. Taxes on certain revenues were charged at rates ranging from 3.0% to 4.0% over the three years ended December 31, 1996, 1997 and 1998 and amounted to $2,792, $4,458 and $4,953, respectively, and are charged to selling general and administrative expenses.

  Advertising

     The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 1996, 1997 and 1998 were $512, $671 and $555, respectively, and are included in selling, general and administrative expenses.

  Income Taxes

     The Company computes and records income taxes in accordance with FAS No. 109, "Accounting for Income Taxes."

  Investment Incentive Deductions

     Russian legislation allows for certain additional tax deductions related to new asset investments. These deductions are accounted for as a reduction to current income taxes in the year in which they arise.

                                EDN SOVINTEL LLC

  Government Pension Funds

     The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 40.5%, 40.5% and 39.5% from base payroll for 1996, 1997 and 1998, respectively.

  Fair Value of Financial Instruments

     The fair value of financial instruments included in current assets and liabilities is considered to be the carrying value.

  Comprehensive Income

     Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting of Comprehensive Income". FAS No. 130 establishes standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to shareholders. There were no differences between net income and comprehensive income.

  Business Segments

     Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". FAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such adoption of FAS No. 131 did not impact the disclosures made in the Company's financial statements.

  Comparative Figures

     Certain of the 1996 and 1997 amounts have been reclassified to conform to the presentation adopted in the current year.

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                1997       1998
                                                              --------   --------
Network equipment...........................................  $ 43,876   $ 59,805
Other property and equipment................................     4,527      5,567
                                                              --------   --------
                                                                48,403     65,372
Accumulated depreciation....................................   (14,557)   (20,763)
Construction-in-progress....................................     4,409      6,448
Network equipment and advances for network equipment not yet
  in service................................................       454         --
                                                              --------   --------
Net book value..............................................  $ 38,709   $ 51,057
                                                              ========   ========

     Total depreciation expense on property and equipment for 1996, 1997 and 1998 was $3,503, $5,177 and $6,206, respectively.

                                EDN SOVINTEL LLC

5. INCOME TAXES

     The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income and retained earnings for the years ended December 31, 1996, 1997 and 1998 represents the provision for current and deferred taxes.

     Significant components of the provision for income taxes for the years ended December 31 are as follows:

                                                              1996     1997     1998
                                                             ------   ------   ------
Current tax expense........................................  $5,154   $5,850   $3,753
Deferred tax expense (benefit).............................      --     (186)   2,376
                                                             ------   ------   ------
Provision for income taxes.................................  $5,154   $5,664   $6,129
                                                             ======   ======   ======

     A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31:

                                                           1996      1997      1998
                                                          -------   -------   -------
Income tax expense at statutory tax rate of 35%.........  $ 6,970   $ 8,445   $ 3,636
Tax effect of permanent differences:
  Investment incentive deductions.......................   (3,161)   (4,318)   (3,753)
  Tax loss carryforwards utilized.......................      (40)      (34)       --
  Depreciation differences due to revaluation of fixed
     assets.............................................      524       735     1,625
  Taxes on local currency exchange gains................       --        --     3,241
  Other permanent differences...........................      700     1,266       890
Increase (decrease) in the valuation allowance for
  deferred tax assets...................................      161      (430)      490
                                                          -------   -------   -------
Income tax expense reported in the financial
  statements............................................  $ 5,154   $ 5,664   $ 6,129
                                                          =======   =======   =======

     The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31:

                                                           1996      1997      1998
                                                          -------   -------   -------
Deferred tax assets (liabilities):
  Depreciation..........................................  $   300   $   398   $   393
  Inventory write-downs and allowances..................      235       235       257
  Accrual of expenses...................................      898     1,132       965
  Accrual of revenue....................................     (383)     (946)   (1,134)
  Taxes on unrealized local currency exchange gains.....       --        --    (1,561)
  Other deferred tax liabilities........................       --       (13)       --
                                                          -------   -------   -------
Deferred tax (liabilities)/assets.......................    1,050       806    (1,080)
Valuation allowance for deferred tax assets.............   (1,050)     (620)   (1,110)
                                                          -------   -------   -------
Net deferred tax (liabilities)/assets...................  $    --   $   186   $(2,190)
                                                          =======   =======   =======

     For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

     The Company paid in cash Russian profits tax of $5,849, $4,302 and $7,309, in 1996, 1997 and 1998, respectively.

                                EDN SOVINTEL LLC

6. NOTE DUE TO SHAREHOLDER

     On January 16, 1997, a six-month facility was established with GTS Finance, Inc. for $7,000 which was then extended to December 19, 1997. The loan was repaid prior to December 31, 1997 except for withholding taxes on interest which were paid in 1998. The loan carried interest at a rate equal to the then current six-month LIBOR rate plus 5.0 percent per annum.

     The Company paid in cash interest of $542, $697 and $0, in 1996, 1997 and 1998, respectively.

7. SHORT-TERM LOAN

     In December 1998, the Company entered into a $10,000 credit facility with Citibank. This loan is issued under a three-year General Credit Agreement obtained by GTS Finance, Inc. (a related entity) and certain other related entities on September 30, 1997. Drawings outstanding under this agreement by the Company totaled $3,500 at December 31, 1998. Collective maximum borrowings that are allowed under this agreement are $30,000. Total borrowings outstanding by all entities under the General Credit Agreement totalled $27,415 at December 31, 1998. All amounts outstanding under this agreement are due at the earlier of thirty days after a request from GTS Finance, Inc. or September 30, 2000. The loan is subject to certain covenants which require all contracted companies to be in compliance. The companies were in compliance with these covenants as of December 31, 1998. The loan carries interest at a rate equal to the three-month LIBOR rate plus 5.0 percent per annum (10.08% at December 31, 1998).

8. SHAREHOLDERS' EQUITY

     The Company's capital structure as specified in the charter capital document is as follows as of December 31:

                                                               1997     1998
                                                              ------   ------
Registered capital in Russian rubles:
  Rostelecom................................................     600      600
  Sovinet...................................................     600      600
                                                              ------   ------
                                                               1,200    1,200
                                                              ======   ======
Historical value of the Company's capital in US dollars.....  $2,000   $2,000
                                                              ======   ======

     As a Russian limited liability company, the Company has no capital stock; rather, it has only contributed and locally registered capital in accordance with its charter. As such, no earnings per share data are presented in these financial statements.

     Retained earnings available for distribution at December 31, 1998 amounted to 415 million rubles or approximately $20,119 at applicable year-end exchange rates.

9. RELATED PARTY TRANSACTIONS

     Transactions and balances with Rostelecom (one of the Company's shareholders) and its affiliates were as follows, as of and for the years ended December 31:

                                                            1996     1997      1998
                                                           ------   -------   -------
Sales....................................................  $1,525   $ 2,310   $   900
Telecommunication lease and traffic costs................   4,586    11,183    15,962
Amounts due to shareholder and affiliates................     656     4,184     4,860
Cash deposit with related party..........................     476       485        --

                                EDN SOVINTEL LLC

     At the request of Rostelecom, a shareholder, the Company placed a deposit of 2.65 million rubles in August 1996 with a Russian bank related to this shareholder. The bank deposit agreement stated a deposit term of one year, which was rolled over for an additional year during 1997. The deposit earned interest quarterly at a rate of 15% per annum plus any devaluation losses against the US dollar up to a maximum of 4.8% per quarter. This amount was withdrawn in October and November 1998 for a total value of $121.

     Transactions and balances with GTS and its affiliates were as follows, as of and for the years ended December 31:

                                                              1996     1997     1998
                                                             ------   ------   ------
Sales......................................................  $3,115   $4,974   $5,097
Management service fees and reimbursements of expenses of
  expatriate staff.........................................     927    1,318    1,265
Balances due under credit facility.........................   5,700       39       --
Interest expense...........................................     626      503       --
Amounts due from affiliates................................   1,879    1,586    1,329
Amounts due to shareholder and affiliates..................   5,047    5,919    7,876

     Transactions and balances with MTU Inform, an entity with which the Company entered into a commercial agreement to co-develop and operate phone exchange operations were as follows, as of and for the years ended December 31:

                                                           1996      1997      1998
                                                          -------   -------   -------
Telecommunication settlement and rent expense...........  $15,889   $19,003   $15,001
Balances in trade payables..............................    1,237        --        39
Balances in accounts receivable.........................       --       487       266
Amount due to partner in commercial venture.............    1,350     1,350     1,350
Balances in prepaid expenses and other assets...........       --       800        --

     The Company also has an interest in the cost of the related network equipment owned by MTU Inform, which is reflected in the balance sheet, net of related amortization, as deferred expenses. In 1997, the Company prepaid $800 of 1998 rent to MTU-Inform for additional office space to be occupied during 1998.

10. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivable. The Company deposits the majority of its available cash with two foreign-owned financial institutions in Russia and maintains certain balances with several Russian financial institutions. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers. As of December 31, 1996, two customers accounted for 17% and 16% of revenues and 25% and 10% of accounts receivable, respectively. As of December 31, 1997, one customer accounted for 11% of revenues and 11% of accounts receivable. As of December 31, 1998, this same customer accounted for 13% of revenues and 5% of accounts receivable. The Company has no other significant concentrations of credit risk except for transactions with related parties as discussed in Note 9.

                                EDN SOVINTEL LLC

11. COMMITMENTS

     The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

     Total rent expense for 1996, 1997 and 1998 was $2,137, $2,794 and $2,261,
respectively.

12. CONTINGENCIES

     The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1997 and 1998 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

     The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the Company's overall tax liability and potential loss contingencies, to the extent not previously provided for, will not have a material effect on the financial position of the Company.

     The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

13. IMPACT OF THE YEAR 2000 (UNAUDITED)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software which is not "Year 2000 Compliant" may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure of miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

     The Company has completed an assessment and will have to modify portions of its software so that its computer systems will function properly with respect to dates in year 2000 and thereafter. The total cost of modification or replacement is included in the maintenance agreements with the respective software companies. To date, the Company has taken actions, primarily for assessment of the Year 2000 Issue, and the development of a modification plan and upgrades to software.

     The project is expected to be completed not later than September 1999, which is prior to any anticipated impact on the Company's operating systems. The Company believes that with modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer

                                EDN SOVINTEL LLC
systems. If, however, such modifications are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issues. In particular, it is unclear as to the extent that the Russian government and other organizations who provide significant infrastructure services within the Russian Federation have addressed the Year 2000 Issue. Furthermore, the current crisis discussed in Notes 1 and 12 could adversely affect the ability of the government and such organizations to fund adequate Year 2000 compliance programs. There is no guarantee that the systems of the government or of other organizations on which the Company relies will be timely converted and would not have an adverse effect on the Company and its systems.

     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

                                EDN SOVINTEL LLC

                         CONDENSED FINANCIAL STATEMENTS
                         FOR THE SECOND QUARTER OF 1999
                                  (UNAUDITED)

                                EDN SOVINTEL LLC

                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,   JUNE 30,
                                                                  1998         1999
                                                              ------------   --------
                                                                  (IN THOUSANDS)
Current assets
  Cash and cash equivalents.................................    $ 5,116      $ 2,759
  Accounts receivable, less allowance for doubtful accounts
     of $2,427 and $2,332 at December 31, 1998 and June 30,
     1999, respectively.....................................     16,726       18,219
  Due from affiliated companies.............................      1,329          612
  Inventory.................................................      1,487        1,148
  VAT receivable, net.......................................      4,904        4,330
  Prepaid taxes.............................................      2,836          407
  Prepaid expenses and other assets.........................      3,716        1,537
                                                                -------      -------
  Total current assets......................................     36,114       29,012
Property and equipment, net of accumulated depreciation of
  $20,763 and $24,643 at December 31, 1998 and June 30,
  1999, respectively........................................     51,057       50,699
Deferred expenses...........................................        810          743
                                                                -------      -------
Total assets................................................    $87,981      $80,454
                                                                =======      =======

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................    $10,897      $10,758
  Accrued expenses..........................................      3,779        4,534
  Due to affiliated companies...............................     12,736        4,084
  Other liabilities.........................................      1,350        1,064
  Short-term loan...........................................      3,500        4,000
  Deferred income taxes.....................................      2,190        1,024
                                                                -------      -------
Total liabilities...........................................     34,452       25,464

Commitments and contingencies
Shareholders' equity:
Contributed capital.........................................      2,000        2,000
Retained earnings...........................................     51,529       52,990
                                                                -------      -------
Total shareholders' equity..................................     53,529       54,990
                                                                -------      -------
Total liabilities and shareholders' equity..................    $87,981      $80,454
                                                                =======      =======

    The accompanying notes are an integral part of these condensed financial statements.

                                EDN SOVINTEL LLC

                         CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           1998       1999      1998      1999
                                                         --------   --------   -------   -------
                                                           (IN THOUSANDS)       (IN THOUSANDS)
REVENUES, NET:.........................................  $34,703    $22,497    $67,107   $44,981
COST OF REVENUES:......................................   21,361     12,695     41,990    26,233
                                                         -------    -------    -------   -------
Gross margin...........................................   13,342      9,802     25,117    18,748
OPERATING EXPENSES:
  Selling, general and administrative..................    3,331      2,493      6,362     5,599
  Depreciation and amortization........................    1,503      1,986      3,004     3,845
  Non-income taxes.....................................    1,593      1,631      3,035     2,718
                                                         -------    -------    -------   -------
          Total operating expenses.....................    6,427      6,110     12,401    12,162
                                                         -------    -------    -------   -------
Income from operations.................................    6,915      3,692     12,716     6,586
OTHER INCOME/(EXPENSE):
  Interest income......................................       61         56         98        81
  Interest expense.....................................       --       (116)        --      (203)
  Foreign currency (losses) gains......................      (73)        54       (293)     (845)
                                                         -------    -------    -------   -------
Net income before taxes................................    6,903      3,686     12,521     5,619
Income taxes...........................................    1,609      3,213      2,882     4,158
                                                         -------    -------    -------   -------
Net income.............................................  $ 5,294    $   473    $ 9,639   $ 1,461
                                                         =======    =======    =======   =======

    The accompanying notes are an integral part of these condensed financial statements.

                                EDN SOVINTEL LLC

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           1998       1999      1998      1999
                                                         --------   --------   -------   -------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................  $ 5,294    $   473    $ 9,639   $ 1,461
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................    1,503      1,986      3,004     3,845
  Deferred income taxes................................       --     (1,552)        --    (1,166)
  Foreign currency losses (gains)......................       73        (54)       293       845
Changes in assets and liabilities:
  Accounts receivable..................................   (1,010)      (459)    (4,714)   (1,584)
  Prepaid expenses and other assets....................   (4,508)     7,043     (6,482)    5,521
  Accounts payable and accrued expenses................    1,252     (1,040)     4,105       432
                                                         -------    -------    -------   -------
Net cash provided by operating activities..............    2,604      6,397      5,845     9,354
INVESTING ACTIVITIES -- Purchases of property and
  equipment............................................   (3,620)    (1,571)    (7,120)   (3,522)
FINANCING ACTIVITIES
  Due to affiliated companies, net.....................   (2,536)    (4,679)      (882)   (7,935)
  Proceeds from debt...................................       --        500         --       500
                                                         -------    -------    -------   -------
Net cash used in financing activities..................   (2,536)    (4,179)      (882)   (7,435)
Effect of exchange rate changes on cash and cash
  equivalents..........................................     (139)        (7)      (198)     (754)
                                                         -------    -------    -------   -------
Net (decrease) increase in cash and cash equivalents...   (3,691)       640     (2,355)   (2,357)
Cash and cash equivalents at beginning of period.......    6,956      2,119      5,620     5,116
                                                         -------    -------    -------   -------
Cash and cash equivalents at end of period.............  $ 3,265    $ 2,759    $ 3,265   $ 2,759
                                                         =======    =======    =======   =======

    The accompanying notes are an integral part of these condensed financial statements.

                                EDN SOVINTEL LLC

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL PRESENTATION AND DISCLOSURES

     EDN Sovintel LLC (the "Company") was created in August 1990 to design, construct, and operate a telecommunications network in Moscow. This network provides worldwide communications services, principally to major hotels, business offices and mobile communication companies. Telecommunications services are subject to local licensing. The Company's licenses for international, intercity and local calls were most recently renewed on January 15, 1999 and April 16, 1999, and are valid until May 1, 2000 and April 16, 2007, respectively. The Company received licenses for leased lines on January 15, 1999 and April 16, 1999, and each these licenses is valid for five years. The Company also holds two licenses to provide data services. The Company began operating in December 1991, providing services under long-term contracts payable in US dollars. Currently, customers have the option of being billed in rubles or dollars. All payments from Russian companies are made in rubles.

     The Company initially registered as a Soviet-American joint venture. The venture re-registered as a Russian limited liability partnership in November 1992 and further reregistered as a limited liability company (LLC) in December 1998. The Company is 50% owned by Open Joint Stock Company "Rostelecom," a domestic and international long distance carrier which is 50.67% controlled indirectly by the Government of the Russian Federation, and 50% owned by Sovinet, a US general partnership, owned by a wholly-owned Global TeleSystems Group, Inc. ("GTS") subsidiary.

     In the opinion of management, the accompanying unaudited condensed financial statements of EDN Sovintel LLC contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1998 and June 30, 1999, and the results of operations and cash flows for the periods indicated.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material accruals have been recorded. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto. The results of operations for the six months ended June 30, 1999 may not be indicative of the operating results for the full year.

     The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment. The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Business Environment

     There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the

                                EDN SOVINTEL LLC
collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The financial crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets or investments.

2. POLICIES AND PROCEDURES

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the six months ended June 30, 1998 and 1999, comprehensive income for the Company is equal to net income.

3. CONTINGENCIES

     The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1998 and 1999 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

     The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998 and June 30, 1999. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation.

     The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact the Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                          AUDITED FINANCIAL STATEMENTS

                                GTS-VOX LIMITED
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                      WITH REPORT OF INDEPENDENT AUDITORS

          REPORT OF ERNST & YOUNG (CIS) LIMITED, INDEPENDENT AUDITORS

The Board of Directors
GTS-Vox Limited

     We have audited the accompanying consolidated balance sheets of GTS-Vox Limited as of December 31, 1997 and 1998, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTS-Vox Limited at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

/s/  ERNST & YOUNG (CIS) LIMITED

Moscow, Russia
February 12, 1999

                                GTS-VOX LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                 1997              1998
                                                              ----------        ----------
                                                              (IN THOUSANDS OF US DOLLARS)
Current assets:
  Cash and cash equivalents.................................   $ 3,542           $ 7,349
  Short-term investments....................................     1,704                --
  Accounts receivable, net..................................     1,920             4,368
  Due from affiliates.......................................     2,146             7,217
  Prepaid expenses and other assets.........................       297             1,160
                                                               -------           -------
Total current assets........................................     9,609            20,094
Property and equipment, net.................................     6,324             8,267
                                                               -------           -------
Goodwill and intangible assets, net of accumulated
  amortization of $2,190 and $9,713 at December 31, 1997 and
  1998, respectively........................................     5,317            47,433
                                                               -------           -------
Total assets................................................   $21,250           $75,794
                                                               =======           =======

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................   $   194           $   230
  Accrued liabilities and other payables....................       500             1,783
  Taxes accrued or payable..................................     1,583               517
  Amounts due to shareholder and affiliates.................        44                35
                                                               -------           -------
Total current liabilities...................................     2,321             2,565
Commitments and contingencies
Minority interest...........................................       678               949
Shareholders' Equity:
  Common stock, L0.01 par value, (10,000 shares authorized,
     issued and outstanding at December 31, 1997 and
     1998)..................................................        --                --
  Additional paid-in capital................................     7,431            57,278
  Retained earnings.........................................    10,820            15,002
                                                               -------           -------
Total shareholders' equity..................................    18,251            72,280
                                                               -------           -------
Total liabilities and shareholders' equity..................   $21,250           $75,794
                                                               =======           =======

   The accompanying notes are an integral part of these financial statements.

                                GTS-VOX LIMITED

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
                                                               (IN THOUSANDS OF US DOLLARS)
Revenues:
  Telecommunication services................................  $ 9,990    $20,704    $32,803
  Port sales and other revenues.............................    6,517      8,604      9,437
                                                              -------    -------    -------
                                                               16,507     29,308     42,240
Operating Costs and Expenses:
  Cost of revenues:
     Service costs..........................................    2,083      4,948      8,936
     Cost of sales..........................................    1,155      1,722      1,567
  Selling, general and administrative.......................    1,853      3,128      4,875
  Depreciation and amortization.............................      438      2,469      8,468
                                                              -------    -------    -------
Income from operations......................................   10,978     17,041     18,394
Other income/(expense): Interest income.....................      475        476      1,006
  Foreign currency losses...................................     (242)      (349)    (4,613)
                                                              -------    -------    -------
Net income before income taxes and minority interest........   11,211     17,168     14,787
Income taxes................................................    2,685      6,467      9,738
                                                              -------    -------    -------
Net income before minority interest.........................    8,526     10,701      5,049
Minority interest...........................................      444        651        672
                                                              -------    -------    -------
Net income..................................................    8,082     10,050      4,377
Dividends paid..............................................   (1,848)    (5,437)      (195)
(Accumulated deficit) Retained earnings, beginning of
  year......................................................      (27)     6,207     10,820
                                                              -------    -------    -------
Retained earnings, end of year..............................  $ 6,207    $10,820    $15,002
                                                              =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                GTS-VOX LIMITED

                            STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
                                                               (IN THOUSANDS OF US DOLLARS)
OPERATING ACTIVITIES
Net income..................................................  $ 8,082    $10,050    $ 4,377
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      438      2,469      8,468
  Minority interest, net of dividends.......................      338        340        271
  Foreign exchange loss.....................................      242        349      4,613
Changes in operating assets and liabilities:
  Accounts receivable.......................................     (933)    (1,347)    (3,902)
  Due from affiliates.......................................   (1,212)      (934)    (5,071)
  Prepaid expenses and other assets.........................   (1,138)       736     (1,818)
  Trade payables and accrued liabilities....................    1,675     (1,050)     1,318
  Taxes accrued or payable..................................       17      1,587       (817)
  Amounts due to shareholder and affiliates.................      297       (456)        (9)
                                                              -------    -------    -------
Net cash provided by operating activities...................    7,806     11,744      7,430
INVESTING ACTIVITIES
  Purchases of property and equipment.......................   (5,140)    (1,859)    (2,888)
  (Purchase) disposal of short-term investments.............       --     (1,704)     1,704
                                                              -------    -------    -------
Net cash used in investing activities.......................   (5,140)    (3,563)    (1,184)
FINANCING ACTIVITIES
  Proceeds from shareholder.................................       --         --        208
  Dividends paid............................................   (1,848)    (5,437)      (195)
                                                              -------    -------    -------
Net cash (used in) provided by financing activities.........   (1,848)    (5,437)        13
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (17)       (23)    (2,452)
                                                              -------    -------    -------
Net increase in cash and cash equivalents...................      801      2,721      3,807
Cash and cash equivalents at beginning of year..............       20        821      3,542
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $   821    $ 3,542    $ 7,349
                                                              =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                                GTS-VOX LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ENVIRONMENT

     GTS-Vox Limited, a private limited company organized pursuant to the Companies Act of 1985 of England and Wales (the "Company" or "Vox") is a holding company with its principal asset being its 95% ownership interest in Telecommunications of Moscow LLC ("TCM"). Global TeleSystems Group, Inc. ("GTS") owned 52.6% of Vox through June 1998 and effective July 1, 1998, became a wholly-owned subsidiary of GTS (see Note 4). The remaining 5% ownership interest in TCM is owned by MTU-Inform.

     TCM is an integral part of GTS' competitive local exchange carrier services in Moscow. TCM provides carriers with telephone numbers, ports and interconnectivity to the Moscow city telephone network through its local gateway. TCM has constructed 100,000 ports, each corresponding to a unique telephone number. TCM's infrastructure is integrated into the Moscow city incumbent telephone network at 64 transit and local exchanges allowing it to deliver traffic within the local public network.

     There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998 all financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The economic crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets.

2. BASIS OF PRESENTATION

     The Company's operating unit, TCM, maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, "push-down" accounting and depreciation and valuation of property and equipment.

                                GTS-VOX LIMITED

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Foreign Currency Translation

     The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. TCM is domiciled in Russia and maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, recorded on the Company's legal books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment.

     The Company follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation" (as amended by SFAS No. 130, "Reporting Comprehensive Income"). The temporal method for translating assets and liabilities is used for translation of TCM. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the income statement.

     The ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and were considered to be a reasonable approximation of market rates until mid-August 1998. Since that date, liquidity in the CBR currency trading and interbank trading has varied as have bid and offer exchange rates. As a result, the market rates have fluctuated significantly and have diverged from the CBR rate. Nonetheless, the various market-related rates are based on the CBR rate. Accordingly, CBR rates have been used for translation purposes in these financial statements. The translation of ruble denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

     The exchange rates at December 31, 1996, 1997 and 1998 for one US dollar were RUR 5.56, RUR 5.96 and RUR 20.65, respectively. At February 12, 1999, the CBR rate had changed to RUR 22.79. The effect of this devaluation of the ruble on monetary assets and liabilities has not been determined.

     On January 1, 1998, the CBR introduced a new ruble to replace existing rubles. The new ruble has been redenominated so that one new ruble is equivalent to one thousand old rubles. The old ruble continued in circulation until December 31, 1998 and will be accepted as legal tender until December 31, 2002. All amounts herein are presented in new rubles.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and in the bank.

                                GTS-VOX LIMITED

  Accounts Receivable

     Accounts receivable are shown at their net realizable value which approximates fair value. No allowance for uncollectible accounts was deemed necessary at December 31, 1997 nor 1998.

  Property and Equipment

     Property and equipment are recorded at their historical cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

Network equipment...........................................   10 years
Other property and equipment................................  3-5 years

     There is no depreciation charge for construction-in-progress. Depreciation commences upon completion of the related project.

     The Company recognizes impairment of property and equipment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. During the years ended December 31, 1996, 1997 and 1998, the Company's analyses indicated that there was not an impairment of its property and equipment.

  Goodwill and Intangible Assets

     Goodwill represents the excess of amounts paid by GTS over the fair market value of the net assets of GTS-VOX at the acquisition date, and is being amortized on a straight-line basis over generally five to ten years. Such goodwill has been "pushed-down" from GTS and is included in the accompanying consolidated financial statements. Intangible assets, principally telecommunications licenses, are amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to five years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

  Revenue Recognition and Taxes on Revenue

     Revenues from telecommunication traffic are recognized in the period in which the traffic occurs. Revenues from port sales and other services are recognized in the period in which the sales are made and services rendered. Taxes on certain revenues were charged at rates ranging from 3.0% to 4.0% over the three years ended December 31, 1996, 1997 and 1998 and amounted to $600,000, $1,119,000 and $1,071,000, respectively, and are charged to selling general and administrative expenses.

  Income Taxes

     The Company computes and records income taxes in accordance with FAS No. 109, "Accounting for Income Taxes".

  Investment Incentive Deductions

     Russian legislation allows for certain additional tax deductions related to new asset investments. These deductions are accounted for as a reduction to current income taxes in the year in which they arise.

                                GTS-VOX LIMITED

 GOVERNMENT PENSION FUNDS

     The Company contributes to the Russian Federation state pension fund, social fund, medical insurance fund, unemployment fund and transport fund on behalf of all its Russian employees. Contributions were 40.5%, 40.5% and 39.5% from base payroll for 1996, 1997 and 1998, respectively.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments included in current assets and liabilities is considered to be the carrying value.

 COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income" ("FAS No. 130"). FAS No. 130 establishes standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to shareholders. There were no differences between net income and comprehensive income.

 BUSINESS SEGMENTS

     Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS No. 131"). FAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such adoption of FAS No. 131 did not impact the disclosures made in the Company's financial statements.

4. GOODWILL

     On September 6, 1995, GTS purchased its original 52.64% interest in the Company. The purchase agreement required additional consideration through 1998, either in cash or shares of GTS common stock, based on the actual earnings of the Company. During the first quarter of 1997, the original purchase agreement was modified such that the remaining consideration would only be in the form of the issuance of GTS common stock. The maximum obligation pursuant to the agreement was to issue 2,243,280 shares of GTS common stock.

     In accordance with this agreement, GTS recorded $26,251,000 of goodwill from 1995 through 1998. The goodwill resulted from the issuance of 1,009,200 shares of GTS common stock valued at $6.67 per share during 1997, and 673,260 shares of GTS common stock valued at $20.13 per share and 253,718 shares of common stock valued at $23.55 per share during 1998.

     Also during 1998, GTS acquired the remaining outstanding shares of the Company from its minority shareholder for the cash purchase price of $40 million. In accordance with this purchase, goodwill of $30,183,000 was recorded.

                                GTS-VOX LIMITED

     The goodwill and related amortization expense related to these transactions have been pushed down to the Company and are reflected in the accompanying financial statements at the following amounts:

                                                               1997      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Goodwill
  Beginning balance.........................................  $ 5,200   $ 6,728
  Purchases.................................................    1,528    49,706
                                                              -------   -------
Ending balance..............................................  $ 6,728   $56,434
                                                              =======   =======
Amortization Accumulated
  Beginning balance.........................................  $  (234)  $(1,975)
  Charge for the year.......................................   (1,741)   (7,427)
                                                              -------   -------
Ending balance..............................................  $(1,975)  $(9,402)
                                                              =======   =======

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                               1997     1998
                                                              ------   -------
                                                               (IN THOUSANDS)
Network equipment...........................................  $6,165   $ 8,537
Other property and equipment................................     281       508
                                                              ------   -------
                                                               6,446     9,045
Accumulated depreciation....................................    (741)   (1,686)
Construction-in-progress....................................     619       908
                                                              ------   -------
Net book value..............................................  $6,324   $ 8,267
                                                              ======   =======

     Total depreciation expense on property and equipment for 1996, 1997 and 1998 was $108,000, $633,000, and $945,000, respectively.

6. INCOME TAXES

     The Company has not recorded a provision for income taxes in the United Kingdom as such activity has not generated taxable income. The Russian Federation was the only tax jurisdiction in which the Company's income was taxed. The income tax expense reported in the accompanying statements of income and retained earnings for the years ended December 31, 1996, 1997 and 1998 represents the provision for current and deferred taxes.

     Significant components of the provision for income taxes for the years ended December 31 are as follows:

                                                              1996     1997     1998
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Current tax expense........................................  $2,685   $6,467   $9,738
Deferred tax expense.......................................      --       --       --
                                                             ------   ------   ------
Provision for income taxes.................................  $2,685   $6,467   $9,738
                                                             ======   ======   ======

                                GTS-VOX LIMITED

     A reconciliation between the statutory rate and the effective income tax rate is as follows for the years ended December 31:

                                                            1996      1997     1998
                                                           -------   ------   -------
                                                                 (IN THOUSANDS)
Income tax expense at the Russian statutory tax rate of
  35%....................................................  $ 4,046   $6,822   $ 8,109
  Tax effect of permanent differences:
     Investment incentive deductions.....................     (220)    (449)   (1,167)
     Depreciation differences due to revaluation of fixed
       assets............................................       40      120       390
     Taxes on local currency exchange gains..............       --       --     1,017
     Other permanent differences.........................   (1,219)     (11)    1,400
Increase (decrease) in the valuation allowance for
  deferred tax assets....................................       38      (15)      (11)
                                                           -------   ------   -------
Income tax expense reported in the financial
  statements.............................................  $ 2,685   $6,467   $ 9,738
                                                           =======   ======   =======

     The deferred tax balances are calculated by applying the statutory tax rates in effect at the respective balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amount reported in the accompanying financial statements, and consist of the following at December 31:

                                                               1997     1998
                                                              ------   ------
                                                              (IN THOUSANDS)
Deferred tax assets (liabilities):
  Depreciation..............................................  $  23    $  12
  Accrual of expenses.......................................    163      141
  Accrual of revenue........................................   (230)    (169)
  Other deferred tax assets.................................     67       28
                                                              -----    -----
Deferred tax assets.........................................     23       12
Valuation allowance for deferred tax assets.................    (23)     (12)
                                                              -----    -----
Net deferred tax liabilities................................  $  --    $  --
                                                              =====    =====

     For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are less likely than not to be realized.

     The Company paid Russian profits tax of $3,320,000, $4,725,000 and $9,546,000, in 1996, 1997 and 1998, respectively.

7. SHAREHOLDERS' EQUITY

     As of December 31, 1998 and 1997, the Company had 10,000 shares, L0.01 par value per share, issued and outstanding. At December 31, 1997, GTS owned 5,264 shares and a group of entrepreneurs held the remaining 4,736 shares. On July 1, 1998, GTS acquired the shares held by the minority partners and became the sole shareholder of the Company.

     Dividends per share of $20, $544 and $185 were paid to holders of the Company's common shares during the years ended December 31, 1998, 1997 and 1996, respectively. Total cash paid for dividends was $195,000, $5,437,000 and $1,848,000 during the years ended 1998, 1997 and 1996, respectively.

                                GTS-VOX LIMITED

8. RELATED PARTY TRANSACTIONS

     Transactions and balances with GTS and its affiliates were as follows, as of and for the years ended December 31:

                                                              1996     1997     1998
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Sales......................................................  $4,290   $6,420   $7,902..
Telecommunication lease expense and traffic costs..........      --      152      284
Amounts due from affiliates................................   1,211    2,146    2,218
Amounts due to shareholder and affiliates..................     211       44       36

     Transactions and balances with MTU Inform (one of TCM's shareholders) were as follows, as of and for the years ended December 31:

                                                              1996    1997     1998
                                                              ----   ------   ------
                                                                  (IN THOUSANDS)
Telecommunication settlement and rent expense...............  $911   $2,775   $3,259
Balances in accrued liabilities.............................    --      117      204
Balances in accounts receivable.............................    --      126       35

     Pursuant to a 1995 purchase agreement, GTS received its interest in the Company, the intermediate holding company of TCM, in exchange for a note in the principal amount of $0.7 million issued to the sellers and certain additional consideration to its partners payable in the form of either cash or Common Stock of GTS based upon its financial performance. GTS paid the note in 1996. On January 17, 1997, the agreement was amended such that the consideration would only be in the form of the issuance of Common Stock of GTS. In the first quarter of 1997, pursuant to this agreement GTS issued 1,009,200 common shares at the then current fair market value of $6.67 per share. In addition, in April 1998 and July 1998, pursuant to this agreement GTS issued 673,260 and 253,718 shares of its common stock at the then current fair market values of $20.13 per share and $23.55 per share, respectively. Further, in July 1998, GTS purchased the remaining 47.36% interest in GTS-Vox Limited for $40.5 million from its former partners. Such amounts have been pushed down to the Company and are reflected in the accompanying financial statements.

9. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash deposits and trade accounts receivable. The Company deposits the majority of its available cash with a foreign-owned financial institution in Russia and maintains certain balances with a Russian financial institution. In addition, the Company maintains certain cash balances with a financial institution in the United Kingdom. The Company's sales and accounts receivable are made to and due from a variety of international and Russian business customers. As of December 31, 1996, one customer accounted for 54% of revenues and 100% of accounts receivable. As of December 31, 1997, this same customer accounted for 41% of revenues and 90% of accounts receivable. As of December 31, 1998, this same customer accounted for 46% of revenues and 78% of accounts receivable, respectively. The Company has no other significant concentrations of credit risk except for transactions with related parties as discussed in Note 8.

10. COMMITMENTS

     The Company has several cancelable operating leases for office and warehouse space and telecommunications lines with terms ranging from one to five years.

                                GTS-VOX LIMITED

     Total rent expense for 1996, 1997 and 1998 was $75,000, $188,000, and
$195,000, respectively.

11. CONTINGENCIES

     The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1997 and 1998 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

     The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the Company's overall tax liability and potential loss contingencies, to the extent not previously provided for, will not have a material effect on the financial position of the Company.

     The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

12. IMPACT OF THE YEAR 2000 (UNAUDITED)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software which is not "Year 2000 Compliant" may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure of miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

     The Company has completed an assessment and has modified portions of its software so that its computer systems will function properly with respect to dates in year 2000 and thereafter. The total cost of modification or replacement is included in the maintenance agreements with the respective software companies. To date, the Company has taken actions, primarily for assessment of the Year 2000 Issue, and appropriately modified and upgraded its software.

     The project has been completed which is prior to any anticipated impact on the Company's operating systems. The Company believes that such modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer systems. If, however, such modifications have been made incorrectly, the Year 2000 Issue could have a material impact on the operations of the Company.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issues. In particular, it is unclear as to the extent that the Russian government and other organizations who provide significant infrastructure services within the Russian

                                GTS-VOX LIMITED

Federation have addressed the Year 2000 Issue. Furthermore, the current crisis discussed in Notes 1 and 11 could adversely affect the ability of the government and such organizations to fund adequate Year 2000 compliance programs. There is no guarantee that the systems of the government or of other organizations on which the Company relies will be timely converted and would not have an adverse effect on the Company and its systems.

     The costs of the project and the fact that the Company has completed its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. The Company's financial statements as of December 31, 1998 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

                                GTS-VOX LIMITED

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         FOR THE SECOND QUARTER OF 1999
                                  (UNAUDITED)

                                GTS-VOX LIMITED

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              ------------    --------
                                                                   (IN THOUSANDS)
Current Assets
  Cash and cash equivalents.................................    $ 7,349       $ 7,493
  Accounts receivable, net..................................      4,368         2,899
  Due from affiliated companies.............................      7,217        11,301
  Prepaid expenses and other assets.........................      1,160           851
                                                                -------       -------
          Total current assets..............................     20,094        22,544
Property and equipment, net of accumulated depreciation of
  $1,686 and $2,210 at December 31, 1998 and June 30, 1999,
  respectively..............................................      8,267         9,190
Goodwill and intangible assets, net of accumulated
  amortization of $9,713 and $15,244 at December 31, 1998
  and June 30,1999, respectively............................     47,433        41,543
                                                                -------       -------
          TOTAL ASSETS......................................    $75,794       $73,277
                                                                =======       =======

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................    $   230       $   188
  Accrued expenses..........................................      1,783           255
  Due to affiliated companies...............................         35           125
  Taxes accrued or payable..................................        517            70
                                                                -------       -------
          TOTAL LIABILITIES.................................      2,565           638
COMMITMENT AND CONTINGENCIES
  Minority interest.........................................        949         1,206
SHAREHOLDERS' EQUITY
  Common stock, L0.01 par value (10,000 shares authorized,
     issued and outstanding at December 31, 1998 and June
     30, 1999)..............................................         --            --
Additional paid-in capital..................................     57,278        57,088
Retained earnings...........................................     15,002        14,345
                                                                -------       -------
          TOTAL SHAREHOLDERS' EQUITY........................     72,280        71,433
                                                                -------       -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........    $75,794       $73,277
                                                                =======       =======

                                GTS-VOX LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED      SIX MONTHS ENDED
                                                            JUNE 30,               JUNE 30,
                                                       -------------------    ------------------
                                                         1998       1999       1998       1999
                                                       --------    -------    -------    -------
                                                                    (IN THOUSANDS)
REVENUES, NET........................................  $12,130     $7,180     $21,586    $15,471
COST OF REVENUES.....................................    2,936      1,599       5,341      3,474
                                                       -------     ------     -------    -------
GROSS MARGIN.........................................    9,194      5,581      16,245     11,997
OPERATING EXPENSES:
  Selling, general and administrative................    1,007      1,289       1,766      2,344
  Depreciation and amortization......................    1,209      3,052       2,479      6,066
                                                       -------     ------     -------    -------
          Total operating expenses...................    2,216      4,341       4,245      8,410
                                                       -------     ------     -------    -------
  Income from operations.............................    6,978      1,240      12,000      3,587
OTHER INCOME/(EXPENSE):
  Interest income....................................      174        362         412        633
  Foreign currency (losses) gains....................     (174)        54        (324)      (406)
                                                       -------     ------     -------    -------
  Net income before income taxes and minority
     interest........................................    6,978      1,656      12,088      3,814
  Income taxes.......................................    2,842      1,616       4,899      4,215
                                                       -------     ------     -------    -------
  Net income (loss) before minority interest.........    4,136         40       7,189       (401)
                                                       =======     ======     =======    =======
  Minority interest..................................      263        145         465        257
                                                       -------     ------     -------    -------
  Net income (loss)..................................  $ 3,873     $ (105)    $ 6,724    $  (658)
                                                       =======     ======     =======    =======

    The accompanying notes are an integral part of these condensed financial statements.

                                GTS-VOX LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                              JUNE 30,             JUNE 30,
                                                         -------------------   -----------------
                                                           1998       1999      1998      1999
                                                         --------   --------   -------   -------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)......................................  $ 3,873    $  (105)   $ 6,724   $  (658)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................    1,209      3,052      2,479     6,066
  Minority interest, net of dividends..................      174        112        324       258
  Foreign currency (gains) losses......................     (136)       (54)        67       406
Changes in assets and liabilities:
  Accounts receivable..................................   (1,137)     2,619     (1,801)      883
  Due from affiliates, net.............................   (3,616)    (2,190)    (5,460)   (4,084)
  Prepaid expenses and other assets....................   (1,157)       598     (1,553)      266
  Trade payables and accrued liabilities...............     (140)    (2,663)     2,060    (1,634)
                                                         -------    -------    -------   -------
Net cash provided by operating activities..............     (930)     1,369      2,840     1,503
INVESTING ACTIVITIES
Purchases of property and equipment....................      (50)    (1,192)      (680)   (1,458)
Disposal of short-term investments.....................       --         --      1,704        --
                                                         -------    -------    -------   -------
Net cash (used in) provided by investing activities....      (50)    (1,192)     1,024    (1,458)
                                                         -------    -------    -------   -------
FINANCING ACTIVITIES -- Proceeds from shareholders.....       --        137         --       170
Effect of exchange rate changes on cash and cash
  equivalents..........................................      (51)        --       (133)      (71)
Net (decrease) increase in cash and cash equivalents...   (1,031)       314      3,731       144
Cash and cash equivalents at beginning of period.......    8,304      7,179      3,542     7,349
                                                         -------    -------    -------   -------
Cash and cash equivalents at end of period.............  $ 7,273    $ 7,493    $ 7,273   $ 7,493
                                                         =======    =======    =======   =======

    The accompanying notes are an integral part of these condensed financial statements.

                                GTS-VOX LIMITED

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL PRESENTATION AND DISCLOSURES

     GTS-Vox Limited, a private limited company organized pursuant to the Companies Act of 1985 of England and Wales (the "Company" or "Vox"), is a holding company with its principal asset being its 95% ownership interest in TeleCommunications of Moscow LLC ("TCM"). Global TeleSystems Group, Inc. ("GTS") owned 52.6% of Vox through June 1998. Effective July 1, 1998, Vox became a wholly owned subsidiary of GTS. Vox acquired the remaining 5% ownership interest in TCM on August 16, 1999.

     TCM is an integral part of GTS's competitive local exchange carrier services in Moscow. TCM provides carriers with telephone numbers, ports and interconnectivity to the Moscow city telephone network through its local gateway. TCM has constructed 100,000 ports, each corresponding to a unique telephone number. TCM's infrastructure is integrated into the Moscow city incumbent telephone network at 64 transit and local exchanges allowing it to deliver traffic within the local public network.

     In the opinion of management, the accompanying unaudited condensed financial statements of the Company contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1998 and June 30, 1999, and the results of operations and cash flows for the periods indicated.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Material accruals have been recorded. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto. The results of operations for the six months ended June 30, 1999 may not be indicative of the operating results for the full year.

     The Company maintains its records and prepares its financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in Russia in that they reflect certain adjustments, not recorded on the Company's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The principal adjustments are related to certain accrued revenue and expenses, foreign currency translation, deferred taxation, and depreciation and valuation of property and equipment. The preparation of financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Business Environment

     There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems, and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is negotiating forgiveness and/or restructuring of its external debt. Difficulties with the collection of budgeted tax revenues and fulfilling the significant pension and wages arrears to individuals in many regions and constituencies of the Russian Federation have continued. The economic crisis was further exacerbated by continuing political uncertainties over the development, and application, of existing and future legislation, tax regulations, and economic programs supported by the majority of political institutions and international funding agencies. These matters had a direct negative impact on the financial position and results of operations of the Company.

                                GTS-VOX LIMITED

     Under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company is required to review whether the carrying amount of an asset may be recoverable when an event indicates that the carrying amount of an asset may not be recoverable. The financial crisis in Russia was an event that was considered an indicator of impairment that caused the Company to evaluate and assess whether or not it had any impairment of assets. Upon the conclusion of an analysis, the Company determined that there was no impairment that would result in a write-off of assets.

2. POLICIES AND PROCEDURES

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from nonowner sources. For the six months ended June 30, 1998 and 1999, comprehensive income for the Company is equal to net income.

3. CONTINGENCIES

     The tax, legal and banking regulatory system continues to evolve in the Russian Federation as the Russian government manages the transformation from a command to a market-oriented economy. There were many new tax and foreign currency laws and related regulations introduced during 1998 and 1999 which were not always clearly written and were, at times, conflicting. In addition, their interpretation is subject to the opinions of a variety of local, regional and federal tax inspectors, the Central Bank of Russia officials and the Ministry of Finance. Instances of inconsistent opinions among and between these authorities are not unusual.

     The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of December 31, 1998 and June 30, 1999. Management believes, based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and complied with all essential provisions of laws and regulations of the Russian Federation.

     The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations which significantly impact the Russian economy. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                 GLOSSARY OF TELECOMMUNICATIONS INDUSTRY TERMS

     AMPS (Advanced Mobile Phone System) -- The cellular mobile telephone system based on analog technology that is now used in US systems. Each AMPS cell can handle 832 simultaneous conversations.

     Asynchronous Transfer Mode (ATM) -- A switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a switching and transmission of mixed voice, data, and video at varying rates. The asynchronous transfer mode format can be used by many different information systems, including LANs.

     Backbone -- The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth -- The information-carrying capability of a transmission medium is measured by its bandwidth, which is the relative range of frequencies that can be passed without distortion by such medium. Bandwidth is measured in Hertz, but may also be expressed as the number of bits that can be transmitted per second.

     Capacity -- The information carrying ability of a telecommunications facility.

     Carrier -- A provider of communications transmission services by fiber, wire, or radio.

     Competitive Local Exchange Carrier (CLEC) -- A competitive local exchange carrier is an alternative local carrier that competes with incumbent operators by offering a similar range of services, typically on the competitive local exchange carrier's overlay network. Competitive local exchange carriers compete on a selective basis for local exchange services, as well as long distance, international, Internet access and entertainment.

     Dedicated -- Refers to telecommunications lines dedicated to or reserved for use by particular customers along predetermined routes (in contrast to telecommunications lines within the local telephone company's public switched network).

     Digital -- Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

     Earth Station -- A terrestrial antenna and the supporting equipment used to receive and/or transmit telecommunications signals via satellite.

     Electrosvyaz -- Regional telephone company in Russia and other countries of the Commonwealth of Independent States.

     Enhanced Network Services -- Telecommunications services providing digital connectivity, primarily for data applications, via frame relay, asynchronous transfer mode, or digital interexchange private line facilities. Enhanced network services also include applications on such networks, including Internet access and other Internet services.

     Frame Relay -- A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidth as with private lines. A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well-suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Gateway -- A network element interconnecting two otherwise incompatible networks, network nodes, subnetworks or devices; performs a protocol conversion operation across a wide spectrum of communications functions.

     GSM (Global System for Mobile Communications) -- Formerly known as Groupe Speciale Mobile. GSM began as a pan-European standard for digital cellular systems. The name was changed to reflect the fact that the standard has been adopted by several countries in Asia.

     Interconnection -- Connection of a piece of telephone equipment to the telephone network, or a data terminal to a data communications network. Also refers to the connection of one communications network to another so that users of one network can communicate with users of another network.

     IPLC (International Private Leased Circuits) -- A direct channel leased from a carrier which is dedicated to a customer's use between specified points across national boundaries.

     ISDN (Integrated Services Digital Network) -- ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     LAN (Local Area Network) -- The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     Local Loop -- The local loop is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

     MAN (Metropolitan Area Network) -- A high-speed data intra-city network that links multiple locations within a city. Typically extends as far as 50 kilometers, operates at speeds from 1 megabits per second to 200 megabits per second and provides an integrated set of services for real-time data, voice and image transmission.

     NMT (Nordic Mobile Telephone System) -- A cellular standard widely used in Northern Europe.

     Overlay Network -- An overlay network is a separate, independent telecommunications network offering a particular service, or group of services, in a geographical area similar to the area serviced by an incumbent operator. An overlay network is typically deployed to address performance issues in a local public telephone network that has not been sufficiently upgraded or maintained or which does not have adequate capacity to service the needs of large volume users.

     PBX/PABX (private branch exchange/private automatic branch exchange) -- A customer operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     POP (Point of Presence) -- A physical place where a carrier has placed equipment, typically a router or a switch, to allow network access.

     Port -- A port is any point of entry or exit into a network.

     Private Line -- A direct channel specifically dedicated to a customer's use between specified points. Private lines offer highly available connectivity, as they are dedicated to the use of a single organization. As private lines are priced solely based on distance, with no usage-sensitive cost element, they can be used constantly and at maximum capacity. Therefore, they offer a highly cost-effective alternative to usage-sensitive, switched services. Private networks comprise numbers of private lines.

     PSTN (Public switched telecommunications network) -- Refers to the local, long distance and international phone system typically used by the public at large.

     Redundant Electronics -- Describes a telecommunications facility using two separate electronic devices to transmit the telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Route Kilometers -- The number of kilometers along which fiber optic cables are installed.

     SDH (Synchronous Digital Hierarchy) -- the international standard for ultra-high-speed broadband fiber-optic, digital transmission networks that use equipment from many different manufacturers and carry a variety of services. The basic communications channel of SDH is a 155.52 megabits per second transmission channel that is multiplexed upward.

     Switch -- A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

     TCP/IP (Transmission Control Protocol/Internet Protocol) -- an "open" standard operating and interface protocol for federal government local area networks that use devices from multiple vendors. TCP/IP, first developed by the US Defense Department, has been adopted by some academic and business institutions who deal regularly with the federal government.

     Trunk -- A telephone circuit with a switch at both ends. A trunk may connect two central office switches, or two PBXs, or a PBX and a central office switch.

     VSAT (Very Small Aperture Terminal) -- A relatively small satellite antenna, typically 1.5 to 3.0 meters in diameter used for satellite-based point-to-multipoint data communications applications.

     X.25 -- A standard governing the interface between data terminals and data circuit termination equipment for terminals on packet-switched data networks.

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF THE SHARES OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    1
Risk Factors...............................    7
Use of Proceeds............................   20
Dividend Policy............................   20
Dilution...................................   21
Capitalization.............................   22
Selected Historical Consolidated Financial
  Data.....................................   23
Selected Pro Forma Consolidated Financial
  Data.....................................   24
Ventures Accounted for Under the Equity
  Method of Accounting.....................   25
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations................   27
Business...................................   52
The Political, Legal and Economic
  Environments in Russia and Ukraine.......   74
Regulation.................................   78
Management.................................   81
Beneficial Ownership of Management and
  Principal Stockholder....................   89
Relationship with GTS and Certain
  Related Party Transactions...............   90
Description of Certain Financing
  Arrangements and Indebtedness............   93
Description of Capital Stock...............   95
Shares Eligible for Future Sale............   96
Certain United States Tax Consequences
  to Non-US Holders of Common Stock........   97
Underwriting...............................  100
Legal Matters..............................  103
Where You Can Find More Information........  103
Experts....................................  103
Forward-Looking Statements.................  104
Index To Financial Statements..............  F-1
Glossary of Telecommunications Industry
  Terms....................................  G-1

                             ---------------------

DEALER PROSPECTUS DELIVERY OBLIGATION:

Until           , 1999, (25 days after the date of this prospectus) all dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

GOLDEN TELECOM LOGO

4,650,000 SHARES

COMMON STOCK

DEUTSCHE BANK

BEAR, STEARNS & CO. INC.

Prospectus

          , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee........................................   $   56,213
NASD filing fee.............................................       20,720
Nasdaq listing fee..........................................       95,000
Blue Sky fees and expenses..................................       10,000
Printing and engraving expenses.............................    1,600,000
Attorneys' fees and expenses................................      730,000
Accountants' fees and expenses..............................      600,000
Transfer agent's and registrar's fees and expenses..........        3,000
Miscellaneous...............................................      385,067
                                                               ----------
          Total.............................................   $3,500,000
                                                               ==========

     The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Golden Telecom Inc.'s Certificate of Incorporation and By-laws provide for indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporate Law, as such law may be amended from time to time.

     Article 8 of the Underwriting Agreement (Exhibit 1.1 hereto) contains provisions for certain indemnification rights to the directors and officers of Golden Telecom, Inc.

     In addition, Golden Telecom, Inc. maintains liability insurance for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          1.1*           -- Form of Underwriting Agreement.
          3.1*           -- Amended and Restated Certificate of Incorporation of
                            Golden Telecom, Inc.
          3.2*           -- Amended and Restated By-laws of Golden Telecom, Inc.
          4.1*           -- Specimen certificate representing shares of Common Stock.
          4.2*           -- Form of Registration Rights Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
          4.3*           -- Form of Warrant Agreement.
          4.4*           -- Form of Registration Rights Agreement among Baring Vostok
                            Private Equity Fund LP, Guernsey, First NIS Regional Fund
                            SICAF and Golden Telecom, Inc.
          5.1*           -- Amended Opinion of Shearman & Sterling as to the legality of the shares of common stock of Golden Telecom, Inc.
         10.1*           -- Form of Contribution Agreement between Global TeleSystems
                            Group, Inc. and Golden Telecom, Inc.

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         10.2*           -- Form of Shareholders' Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.3*           -- Form of Administrative Services Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.4*           -- Form of Trademark Transfer Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.5*           -- Form of Indemnification Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.6*           -- Form of Employee Benefits Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.7*           -- Form of Golden Telecom, Inc. 1999 Equity Participation
                            Plan.
         10.8*           -- Agreement No. 26-12/97, dated December 26, 1997, among
                            TCM, MTU-Inform and VimpelCom.
         10.9*           -- Agreement No. 08-04/98, dated April 8, 1998, among TCM,
                            MTU-Inform and VimpelCom.
         10.10*          -- Agreement No. 01-08/98, dated August 1, 1998, among TCM,
                            MTU-Inform and KB-Impulse.
         21.1*           -- List of subsidiaries of Golden Telecom, Inc.
         23.1            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (Golden Telecom, Inc.)
         23.2            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (EDN Sovintel LLC).
         23.3            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (GTS-Vox Limited).
         23.4*           -- Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1).
         24.1*           -- Powers of Attorney.
         24.2*           -- Power of Attorney.
         24.3*           -- Power of Attorney.


- ---------------

* Previously filed.

     (b) Consolidated Financial Statement Schedules.

     We have furnished Schedule II -- Valuation and Qualifying Accounts on page II-5 for Golden Telecom, Inc.

     All other schedules are omitted because they are not applicable or not required, or because the required information is either incorporated herein by reference or included in the financial statements or notes thereto included in this report.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russia on September 30, 1999.


                                            GOLDEN TELECOM, INC.

                                            By:    /s/ STEWART P. REICH
                                              ----------------------------------
                                                Name: Stewart P. Reich
                                                Title:  President and Chief
                                                        Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                /s/ STEWART P. REICH                     President and Chief         September 30, 1999
- -----------------------------------------------------      Executive Officer,
                  Stewart P. Reich                         Director (Principal
                                                           Executive Officer)

                 /s/ DAVID J. WISHER                     Chief Financial Officer     September 30, 1999
- -----------------------------------------------------      (Principal Financial and
                   David J. Wisher                         Accounting Officer)

                          *                              Director                    September 30, 1999
- -----------------------------------------------------
                Alexander M. Knaster

                          *                              Director                    September 30, 1999
- -----------------------------------------------------
                   Grier C. Raclin

                          *                              Director                    September 30, 1999
- -----------------------------------------------------
                Robert A. Schriesheim

                          *                              Director                    September 30, 1999
- -----------------------------------------------------
                  H. Brian Thompson

               *By /s/ DAVID J. WISHER
  -------------------------------------------------
                   David J. Wisher
                  Attorney in Fact

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                              GOLDEN TELECOM, INC.

COL A                                        COL B                COL C               COL D        COL E
- -----                                      ----------   -------------------------   ----------   ---------
                                                                ADDITIONS
                                                        -------------------------
                                           BALANCE AT   CHARGED TO     RESERVES                   BALANCE
                                           BEGINNING    COSTS AND        FROM                    AT END OF
DESCRIPTION                                OF PERIOD     EXPENSES    ACQUISITIONS   DEDUCTIONS    PERIOD
- -----------                                ----------   ----------   ------------   ----------   ---------

Allowance for doubtful accounts at
  12/31/98................................   3,947        4,418          589          (4,746)      4,208
Allowance for doubtful accounts at
  12/31/97................................     766        3,290           --            (109)      3,947
Allowance for doubtful accounts at
  12/31/96................................      --          766           --              --         766

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          1.1*           -- Form of Underwriting Agreement.
          3.1*           -- Amended and Restated Certificate of Incorporation of
                            Golden Telecom, Inc.
          3.2*           -- Amended and Restated By-laws of Golden Telecom, Inc.
          4.1*           -- Specimen certificate representing shares of Common Stock.
          4.2*           -- Form of Registration Rights Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
          4.3*           -- Form of Warrant Agreement.
          4.4*           -- Form of Registration Rights Agreement among Baring Vostok
                            Private Equity Fund LP, Guernsey, First NIS Regional Fund
                            SICAF and Golden Telecom, Inc.
          5.1*           -- Amended Opinion of Shearman & Sterling as to the legality of the shares of common stock of Golden Telecom, Inc.
         10.1*           -- Form of Contribution Agreement between Global TeleSystems
                            Group, Inc. and Golden Telecom, Inc.
         10.2*           -- Form of Shareholders' Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.3*           -- Form of Administrative Services Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.4*           -- Form of Trademark Transfer Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.5*           -- Form of Indemnification Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.6*           -- Form of Employee Benefits Agreement between Global
                            TeleSystems Group, Inc. and Golden Telecom, Inc.
         10.7*           -- Form of Golden Telecom, Inc. 1999 Equity Participation
                            Plan.
         10.8*           -- Agreement No. 26-12/97, dated December 26, 1997, among
                            TCM, MTU-Inform and VimpelCom.
         10.9*           -- Agreement No. 08-04/98, dated April 8, 1998, among TCM,
                            MTU-Inform and VimpelCom.
         10.10*          -- Agreement No. 01-08/98, dated August 1, 1998, among TCM,
                            MTU-Inform and KB-Impulse.
         21.1*           -- List of subsidiaries of Golden Telecom, Inc.
         23.1            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (Golden Telecom, Inc.)
         23.2            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (EDN Sovintel LLC).
         23.3            -- Consent of Ernst & Young (CIS) Limited, Independent
                            Auditors (GTS-Vox Limited).
         23.4*           -- Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1).
         24.1*           -- Powers of Attorney.
         24.2*           -- Power of Attorney.
         24.3*           -- Power of Attorney.


- ---------------

* Previously filed.